================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2004
                         Commission File Number 1-15106

                                ----------------

                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)

                   Brazilian Petroleum Corporation - PETROBRAS
                 (Translation of Registrant's name into English)

                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro, RJ
                          Federative Republic of Brazil
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes           No   X
                               -------      -------


                          INCORPORATION BY REFERENCE

   THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION
    STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETROLEO BRASILEIRO S.A --
             PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

                                [PETROBRAS LOGO]

                  PETROBRAS ANNOUNCES FISCAL YEAR 2003 RESULTS

(Rio de Janeiro - April 08, 2004) - PETROLEO BRASILEIRO S.A. -
PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.


PETROBRAS reported consolidated net income of U.S.$ 6,559 million and consolidated net operating revenues of U.S.$ 30,797 million for the year ended December 31, 2003 ("2003"), compared to consolidated net income of U.S.$ 2,311 million and consolidated net operating revenues of U.S.$ 22,612 million for the year ended December 31, 2002 ("2002").

                     COMMENTS FROM THE CEO, MR. JOSE EDUARDO DE BARROS DUTRA

We are completing our first year of management at the Company. It was a year of multiple successes but also of great challenges in light of our many goals, including transparency in our actions and fostering innovations within the Company's administration. The year 2003 also marked our 50-year anniversary, and we sought to remember the accomplishment of those who helped build what is today one of the world's largest oil companies.

Market confidence in our Company allowed us to raise U.S.$ 5.4 billion in the international capital markets during the year. In particular, investor demand for issuances of our global notes exceeded the actual amount issued on several occasions, and our notes sold in record time. Demand was strong notwithstanding the fact that these notes do not have any additional guarantee or political risk insurance. They are important milestones for the Company, not only for the reduction in costs and lengthening of our debt maturity profile (the 15-year bonds issued on December 10, 2003 are of the longest maturity ever issued by the Company), but also because we were able to diversify our investor base. A significant portion of these notes were acquired by investors from the high grade and high yield markets, which are comprised of North American investors who are typically more interested in financing companies within the United States.

Among our principal achievements in 2003 we would like to highlight: (1) the revision of our strategic plan, (2) the implementation of a new human resources policy directive, (3) the improvement of the bidding process, particularly in relation to platforms P-51 and P-52, and (4) the ongoing efforts to increase our share in the natural gas and energy market. The intent of these efforts is to increase operating efficiency and not only obtain higher returns for our shareholders but also contribute significantly to Brazilian society in general.

In 2003, we received various awards recognizing our successes on a number of fronts, including the award for Bond of the Year from Euromoney Magazine for our U.S.$ 500 million issuance in June and the Investor's Choice for Best Website Award given by MZ Consult.

We arrived at the end of this first year determined to overcome new challenges and always vigilant of our goal to keep the Company on its path of positive results, without losing sight of transparency, ethics and social and environmental responsibility.


                                              Financial Highlights

                                                 U.S. $ million
                               (except earnings per share or unless otherwise noted)

                                                                                         Year ended December 31,
  3Q-2003      4Q-2003     4Q-2002      Income statement data                             2003           2002
                                        ----------------------
     11,314      11,390       8,294     Sales of products and services                      42,690        32,987
      8,218       8,149       5,930     Net operating revenues                              30,797        22,612
       (199)       (253)       (578)    Financial income (expense), net                      (136)       (1,700)
      1,897         894          73     Net income                                           6,559         2,311

                                        Basic and diluted earnings per common and
                                        preferred share
                                          Before effect of change in accounting
       1.73        0.82        0.07     principle                                             5.35          2.13
                                          After effect of change in accounting
       1.73        0.82        0.07     principle                                             5.98          2.13

                                        Other data
                                        ----------
       50.3        46.5        43.1     Gross margin (%) (1)                                  49.9          49.1
       23.1        11.0         1.2     Net margin (%) (2)                                    21.3          10.2

         67          68          71     Debt to equity ratio (%) (3)                            68            71

                                        Financial and Economic Indicators
                                        ---------------------------------
      28.41       29.41       25.91     Brent crude (U.S.$/bbl)                              28.84         24.76
                                        Average Commercial Selling Rate for U.S.
     2.9324      2.9000      3.6714         Dollars (R$/U.S.$)                              3.0745        2.9236
                                        Period-end Commercial Selling Rate for U.S.
     2.9234      2.8892      3.5333         Dollars (R$/U.S.$)                              2.8892        3.5333


(1) Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(2)  Net margin is calculated as net income divided by net operating revenues.
(3) Debt to equity ratio is calculated as total liabilities divided by the sum of total liabilities and total shareholders' equity.

                                                                U.S. $ million
Balance sheet data                           12.31.2003          12.31.2002                Percent Change
                                                                                   (12.31.2003 versus 12.31.2002)
Total assets                                   53,612                 32,154                          66.7
     Cash and cash equivalents                  9,610                  3,301                         191.1
Short-term debt                                 1,329                    671                          98.1
Total long-term debt                           13,033                  7,714                          68.9
Total project financings                        5,908                  4,039                          46.3
Total capital lease obligations                 1,620                  2,256                         (28.2)
Net debt (1)                                   11,980                 11,229                           6.7
Shareholders' equity (2)                       17,152                  9,301                          84.4
Total capitalization (2) (3)                   39,042                 23,981                          62.8

                                                        U.S. $ million
Reconciliation of Net debt                       12.31.2003          12.31.2002
Total long-term debt                                13,033               7,714
     Plus short-term debt                            1,329                 671
     Plus total project financings                   5,908               4,039
     Plus total capital lease obligations            1,620               2,256
     Less cash and cash equivalents                  9,610               3,301
     Less Junior Notes                                 300                 150
Net debt (1)                                        11,980              11,229

(1) Net debt includes short-term debt, total long-term debt, total project financings and total capital leasing obligations less cash and cash equivalents and Junior Notes in the amount of U.S.$ 300 million in 2003 and U.S.$ 150 million in 2002. Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2) Shareholders' equity includes unrecognized losses in the amount of U.S.$ 1,588 million at December 31, 2003 and U.S.$ 1,361 million at December 31, 2002, in each case related to "Amounts not recognized as net periodic pension cost".
(3) Total capitalization means shareholders' equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.


                                              OPERATING HIGHLIGHTS
                                                                                                       Year ended December 31,
   3Q-2003        4Q-2003       4Q-2002                                                                   2003            2002
                                              Average daily  crude oil and gas production
      1,727         1,680          1,491               Crude oil and NGLs (Mbpd) (1)                      1,701           1,535
      1,562         1,513          1,455                        Brazil                                    1,540           1,500
        165           167             36                        International                               161              35
      2,046         2,058          1,578               Natural gas (Mmcfpd) (2)                           2,010           1,650
      1,524         1,536          1,416                        Brazil                                    1,500           1,512
        522           522            162                        International                               510             138
                                              Crude oil and NGL average sales price (U.S.
                                              dollars per bbl)
      26.16         26.79          22.81                        Brazil (3)                                27.01           22.29
      22.19         23.76          23.62                        International                             23.77           23.00

                                              Natural gas average sales price (U.S. dollars per
                                              Mcf)
       1.87          1.89           1.02               Brazil                                              1.79            1.22
       1.07          1.15           1.55               International                                       1.26            1.34

                                              Lifting costs (U.S. dollars per boe)
                                                       Crude oil and natural gas - Brazil
       8.69          9.18           7.50                        Including government take (4)              8.62            7.04
       3.61          4.04           3.06                        Excluding government take (4)              3.48            3.04
       2.43          2.74           2.48               Crude oil and natural gas - International           2.46            2.08

                                              Refining costs (U.S. dollars per boe)
       1.07          1.53           0.81               Brazil                                              1.17            0.91
       1.17          1.29           0.92               International                                       1.17            0.94
                                              Refining and marketing operations (Mbpd)
      2,103         2,103          2,022            Primary Processed Installed Capacity                  2,103           2,022
                                                             Brazil
      1,974         1,974          1,931                        Installed capacity                        1,974           1,931
      1,643         1,584          1,583                        Primary throughput                        1,603           1,622
        84%           81%            82%                        Utilization                                 82%             84%
                                                             International
        129           129             91                        Installed capacity                          129              91
         96            94             64                        Primary throughput                           94              63
        75%           73%            71%                        Utilization                                 73%             69%

                                              Domestic crude oil as % of total feedstock
        80            79             77       processed                                                      80              79

                                              Imports (Mbpd)
        360           310            298               Crude oil imports                                    319             326
        125            57            213               Oil product imports                                  105             216
         91           102             72               Import of gas, alcohol and others                     89              64
                                              Exports (Mbpd)
        242           260            212               Crude oil exports                                    233             233
        214           184            182               Oil product exports                                  213             206
         13             2              4               Fertilizer and other exports                           6              10
------------    ----------    -----------                                                          -------------    ------------
        107            23            185               Net imports                                           61             157

                                              Sales Volume (thousand bpd)
      1,542         1,537          1,608               Oil Products                                       1,510           1,600
         39            36             74               Alcohol and Others                                    33              44
        194           190            178               Natural Gas                                          177             156
------------    ----------    -----------                                                          -------------    ------------
      1,775         1,763          1,860                    Total                                         1,720           1,800
        440           457            500               Distribution                                         435             467
       (385)         (424)          (443)              Inter-company sales                                 (393)           (425)
------------    ----------    -----------                                                          -------------    ------------
      1,830         1,796          1,917            Total domestic market                                 1,762           1,842
        469           446            398               Exports                                              452             449
        219           227            180               International sales                                  242              79
        121           138            109               Other operations (5)                                 141             129
------------    ----------    -----------                                                          -------------    ------------
        809           811            687             Total international market                             835             657
------------    ----------    -----------                                                          -------------    ------------
      2,639         2,607          2,604             Total                                                2,597           2,499
------------    ----------    -----------                                                          -------------    ------------

     (1)  Includes production from shale oil reserves.
     (2)  Does not include liquefied natural gas. Includes reinjected gas.
     (3) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
     (4) Government take includes royalties, special government participation and rental of areas.
     (5) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

                        ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Domestic crude oil and NGL production increased 2.7% to 1,540 thousand barrels per day for 2003, as compared to 1,500 thousand barrels per day for 2002, largely due to the start-up of new wells in the Marlim, Espadarte (ESPF) and Albacora fields and installation of the production system in the Marlim Sul field. The start-up of FPSO Brazil in the Roncador field in December 2002, and the start-up of production in the Jubarte field in October 2002 and the Coral field in February 2003, also contributed to increased production for 2003.

International crude oil and NGL production increased to 161 thousand barrels per day for 2003, as compared to 35 thousand barrels per day for 2002, principally due to the inclusion of production from Petrolera Santa Fe, Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) in Argentina, Ecuador, Venezuela and Bolivia into our production results. Part of this increase was offset by the reduced production in mature fields in Angola, Colombia and the United States.

Reserves

Our proved reserves in Brazil, estimated by management in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), amounted to 10.40 and 10.05 billion barrels of oil equivalent for 2003 and 2002, respectively. Total production reached 615 million barrels of oil equivalent for 2003, as compared to 604 million barrels of oil equivalent for 2002. As of December 31, 2003, our proved reserves to production ratio was 16.9 years.

Lifting Costs

Our lifting costs in Brazil, excluding government take, increased 14.5% to U.S.$
3.48 per barrel of oil equivalent for 2003, from U.S.$ 3.04 per barrel of oil equivalent for 2002. This increase was primarily related to increases in sea and air transport expenses incurred in connection with our production operations. Lifting costs also rose because of (1) increased consumption of materials and maintenance services at ocean terminals, (2) higher expenses associated with equipment and installation that provide operational support for these activities, (3) salaries, benefits and charges incurred in connection with salary readjustments for our larger workforce and (4) updating actuarial calculations of postretirement benefits obligations.

Our lifting costs in Brazil, including government take (comprised of royalties, special government participation and rental of areas), increased 22.4% to U.S.$
8.62 per barrel of oil equivalent for 2003, from U.S.$ 7.04 per barrel of oil equivalent for 2002, due to the new special participation charge assessed to the greater volume of production from the Marlim Sul field, the inclusion of the Canto do Amaro and Roncador fields as fields subject to the special participation tax and to the increase in domestic reference prices for domestic crude oil.

Our international lifting costs increased 18.3% to U.S.$ 2.46 per barrel of oil equivalent for 2003, as compared to U.S.$ 2.08 per barrel of oil equivalent for 2002. This increase was primarily due to the incorporation of the higher unit lifting costs of Petrolera Santa Fe, PELSA and PEPSA, as well as the higher unit lifting cost associated with the start of production of the San Antonio block in Bolivia. This increase was partially offset by the decrease in maintenance expenses at the Arauca field and the reduced consumption of natural gas and diesel oil at the Upia field, both in Colombia.

Refining costs

Domestic unit refining costs increased 28.6% to U.S.$ 1.17 per barrel of oil equivalent for 2003, as compared to U.S.$ 0.91 per barrel of oil equivalent for 2002, principally due to the higher costs of chemical products and catalyzers, higher labor costs and higher costs for technical services to improve our operating performance as well as planned stoppages at our refineries.

International unit refining costs increased 24.5% to U.S.$ 1.17 per barrel of oil equivalent for 2003, as compared to U.S.$ 0.94 per barrel of oil equivalent for 2002. This increase was primarily due to the incorporation of the higher unit refining costs of PELSA and PEPSA in Argentina, as well as increased expenses related to maintenance at the catalytic cracker units and boilers of Eg3, our Argentine subsidiary that focuses on distribution.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, decreased 4.3% to 1,762 barrels per day for 2003, as compared to 1,842 barrels per day for 2002. The decrease in sales volume was primarily due to the contraction of the Brazilian economy and the consequent loss of purchasing power among the population.

            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

We earn income from:

o domestic sales, which consist of sales of crude oil and oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

o export sales, which consist primarily of sales of crude oil and oil products;

o international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

o other sources, including services, investment income and foreign exchange gains.

Our expenses include:

o costs of sales (which is comprised of labor expenses, cost of operating and purchases of crude oil and oil products and others); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

o    selling, general and administrative expenses; and

o    interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

o    the volume of crude oil, oil products and natural gas we produce and sell;

o changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

o related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

o    Brazilian political and economic conditions;

o    fluctuations in the Real/U.S. dollar exchange rate; and

o the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

                 RESULTS OF OPERATIONS FOR 2003 COMPARED TO 2002

The comparison between our results of operations for 2003 and 2002 has been affected by the 5.2% rise in the average Real/U.S. dollar exchange rate for 2003 as compared to the average Real/U.S. dollar exchange rate for 2002. For ease, we refer to this change in the average exchange rate as the "5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002."

Revenues

Net operating revenues increased 36.2% to U.S.$ 30,797 million for 2003, as compared to U.S.$ 22,612 million for 2002. This increase was primarily attributable to the alignment in 2003 of prices of certain oil products in the Brazilian market with international prices of such products prevailing at the end of 2002. The increase in net operating revenues was also attributable, to a lesser extent, to an increase in sales volume outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA. This increase was partially offset by a 4.3% reduction in sales volume in the domestic market, primarily due to a decrease in Brazilian consumer demand.

Consolidated sales of products and services increased 29.4% to U.S.$ 42,690 million for 2003, as compared to U.S.$ 32,987 million for 2002, primarily as a result of the increase in the price of certain oil products in the international markets and the increase in sales volume outside Brazil (international sales). Included in sales of products and services are the following amounts which we collected on behalf of the Brazilian federal or state governments:

o Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 21.1% to U.S.$ 6,348 million in 2003, as compared to U.S.$ 5,241 million in 2002, primarily due to the increase in sales of products and services; and

o CIDE, the per-transaction tax due to the federal government, which increased 8.0% to U.S.$ 5,545 million in 2003, as compared to U.S.$ 5,134 million in 2002. This increase was primarily attributable to the increase in sales of products and an increase in the CIDE rate charged on certain oil products. The increase was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Cost of sales

Cost of sales for 2003 increased 34.0% to U.S.$ 15,416 million, as compared to U.S.$ 11,506 million in 2002. This increase was principally a result of:

o an increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$ 3,081 million in 2003, as compared to U.S.$ 2,014 million in 2002. These taxes and charges included the special participation charge (an additional charge payable in the event of high production and/or profitability from our fields), which increased to U.S.$ 1,625 million in 2003, as compared to U.S.$ 917 million in 2002, as a result of our increased production of crude oil during 2003, the inclusion of the Canto do Amaro and Roncador fields as fields subject to the special participation tax and the increase in domestic reference prices for domestic crude oil;

o a net increase in cost of sales outside Brazil, excluding PEPSA and PELSA, of approximately U.S.$ 800 million, attributable to an increase in our sales volume, lifting costs and prices in the international markets;

o a net increase of U.S.$ 634 million attributable to increased consumption of materials and maintenance services at ocean terminals, higher expenses associated with oil transport lines, including equipment and installation that provide operational support for these activities, and salaries, benefits and charges incurred in connection with salary readjustments for our larger workforce;

o a U.S.$ 561 million increase in the cost of imports primarily attributable to the increase of crude oil and oil product prices in the international markets; and

o a U.S.$ 431 million increase in costs associated with the consolidation of PEPSA and PELSA.

These increases were partially offset by:

o a decrease of approximately U.S.$ 379 million in cost of sales related to the 4.3% reduction in our domestic sales volumes; and

o a decrease of U.S.$ 39 million in cost of sales as expressed in U.S. dollars caused by the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses decreased 7.5% to U.S.$ 1,785 million for 2003, as compared to U.S.$ 1,930 million for 2002. This decrease was primarily attributable to the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002, and to the effect of the adoption of SFAS 143 in 2003. In 2002, U.S.$ 284 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as result of the adoption of SFAS 143, U.S.$ 21 million of depreciation on the asset retirement obligations was recorded under depreciation, depletion and amortization, while accretion expenses was recorded under exploration, including exploratory dry holes. The decrease in depreciation, depletion and amortization, was partially offset by an increase of depreciation, depletion and amortization expenses of approximately U.S.$ 182 million incurred in connection with the activities of PEPSA and PELSA.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 17.7% to U.S. $ 512 million for 2003 as compared to U.S.$ 435 million for 2002. This increase was primarily attributable to the increase of approximately U.S.$ 49 million in exploration costs, including exploratory dry holes in connection with the consolidation of PEPSA and PELSA and the recognition of U.S.$ 43 million in accretion expense associated with abandonment costs. The increase in exploration costs, including exploratory dry holes, was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Impairment of oil and gas properties

For 2003, we recorded an impairment charge of U.S.$ 70 million, as compared to an impairment charge of U.S.$ 75 million for 2002. In 2003, the impairment charge was related to certain of our oil and gas producing properties in Brazil, Colombia and Angola. In 2002, the impairment charge was related to certain of our oil and gas producing properties in Brazil and Angola. These charges were recorded based upon our annual assessment of our fields using prices consistent with those used in our overall strategic plan and discounted at a rate of 13%, a rate consistent with the rate used for internal project valuations.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 20.1% to U.S.$ 2,091 million for 2003, as compared to U.S.$ 1,741 million for 2002.

o Selling expenses increased 5.6% to U.S.$ 1,020 million for 2003, as compared to U.S.$ 966 million for 2002. This increase was primarily attributable to the consolidation of PEPSA and PELSA, which resulted in a U.S.$ 37 million increase in our 2003 selling expenses.

o General and administrative expenses increased 38.2% to U.S.$ 1,071 million for 2003, as compared to U.S.$ 775 million for 2002. This increase was primarily attributable to an increase of U.S.$ 65 million in expenses related to technical consulting services from our increased outsourcing of selected non-core general and administrative activities, an increase of U.S.$ 41 million in expenses related to our profit sharing program, an increase of U.S.$ 43 million in expenses related to employee training, an increase of U.S.$ 57 million in general and administrative expenses recognized in connection with the consolidation of PEPSA and PELSA and an increase of U.S.$ 40 million in connection with the line by line consolidation of three thermoelectric power plants, which were consolidated in accordance with FIN 46. This increase in general and administrative expenses was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Research and development expenses

Research and development expenses increased 36.7% to U.S.$ 201 million for 2003, as compared to U.S.$ 147 million for 2002. This increase was primarily related to our additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$ 62 million, and was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies registered a gain of U.S.$ 141 million for 2003, as compared to a loss of U.S.$ 178 million for 2002. This increase was primarily attributable to:

o a gain of U.S.$ 62 million for 2003 from our investments in natural gas distribution and petrochemical companies, as compared to a gain of U.S.$ 14 million for 2002;

o a gain of U.S.$ 59 million for 2003, as compared to a loss of U.S.$ 95 million for 2002, from our equity investments in Compania Mega, an Argentine company that is engaged in natural gas activities, and which was adversely affected by the devaluation of the Argentine Peso against the U.S. dollar in 2002; and

o a gain of U.S.$ 21 million for 2003, as compared to a loss of U.S.$ 98 million for 2002, from our investments in thermoelectric power plants. The equity results for 2003 do not include our interests in three thermoelectric power plants that were consolidated in accordance with FIN 46.

Financial income

We derive financial income from several sources, including:

o interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits;

o long-term Brazilian government securities we acquired in connection with the privatization of our petrochemical assets; and

o    Government receivables, primarily the Petroleum and Alcohol Account.

Financial income decreased 47.3% to U.S.$ 602 million for 2003, as compared to U.S.$ 1,142 million for 2002. This decrease was primarily attributable to a reduction in financial interest income from short-term investments, which declined 79.5% to U.S.$ 163 million for 2003, as compared to U.S.$ 793 million for 2002. The reduction in financial income was also attributable to the 5.2% decrease in the value of the Real against the U.S. dollar for 2003, as compared to 2002. This decrease was partially offset by an increase of financial income of approximately U.S.$ 80 million resulting from the consolidation of PEPSA and PELSA in our 2003 financial results.

 Financial expense

Financial expense increased 61.1% to U.S.$ 1,247 million for 2003, as compared to U.S.$ 774 million for 2002. This increase was primarily attributable to our additional debt and an increase of approximately U.S.$ 194 million in financial expenses resulting from the consolidation of PEPSA and PELSA in our 2003 financial results.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net registered a gain of U.S.$ 509 million for 2003, as compared to a loss of U.S.$ 2,068 million for 2002. Approximately 90% of our long-term indebtedness was denominated in foreign currencies during each of 2003 and 2002. The fluctuation in monetary and exchange variation on monetary assets and liabilities, net was primarily attributable to the effect of the 18.2% appreciation of the Real against the U.S. dollar during 2003, as compared to a 52.3% depreciation of the Real against the U.S. dollar during 2002.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 31.9% to U.S.$ 595 million for 2003, as compared to U.S.$ 451 million for 2002. This rise in costs was attributable to an increase of U.S.$ 166 million from the annual actuarial calculation of our pension and health care plan liability. The increase was partially offset by the effect of the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 7.5% to U.S.$ 333 million for 2003, as compared to U.S.$ 360 million for 2002. This decrease was primarily attributable to the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002, and the decrease of U.S.$ 61 million in the PASEP/COFINS taxes payable in respect of foreign exchange gains on assets, resulting from transactions with affiliates with assets denominated in foreign currencies.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain nonrecurring charges. Other expenses, net for 2003 increased to an expense of U.S.$ 1,026 million, as compared to an expense of U.S.$ 857 million for 2002.

The most significant charges for 2003 were:

o a U.S.$ 183 million loss related to our investments in certain thermoelectric power plants resulting from our contractual obligations with certain power plants to cover losses when decreased demand for power and electricity lead to lower prices;

o a U.S.$ 198 million expense for general advertising and marketing expenses unrelated to direct revenues;

o a U.S.$ 173 million expense for unscheduled stoppages of plant and equipment;

o a U.S.$ 130 million expense for legal liability and contingencies related to pending lawsuits. Please see Note 22 to our consolidated financial statements;

o a U.S.$ 114 million expense for a lower of cost or market adjustment with respect to turbines we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects;

o a U.S.$ 97 million provision for expected losses on the sale of property, plant and equipment related to off-shore production;

o a U.S.$ 56 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador; and

o a U.S.$ 55 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). Please see Note 22 to our consolidated financial statements.

The most significant charges for 2002 were:

o a U.S.$ 459 million loss related to our investments in certain thermoelectric power plants;

o a U.S.$ 111 million expense for unscheduled stoppages of plant and equipment;

o a U.S.$ 105 million provision for notifications of tax assessments received from the INSS;

o a U.S.$ 96 million expense for general advertising and marketing expenses unrelated to direct revenues; and

o a U.S.$ 29 million expense for regularization of the Petroleum and Alcohol Account.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased to U.S.$ 8,773 million for 2003, as compared to U.S.$ 3,232 million for 2002. As a result, we recorded an income tax expense of U.S.$ 2,663 million for 2003, as compared to an expense of U.S.$ 1,153 million for 2002.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is discussed in Note 4 to our consolidated financial statements as of December 31, 2003.

Cumulative effect of change in accounting principle

In the first quarter of 2003, we registered a gain of U.S.$ 697 million (net of U.S.$ 359 million of taxes) resulting from the adoption of SFAS No. 143 - Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing site restoration costs under SFAS 143, as compared with the method required by SFAS 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies. Under SFAS 19, we had accrued upstream site restoration costs ratably over the productive lives of the assets. Under SFAS 143, we record the fair value of asset retirement obligations as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. The income adjustment described above resulted from reversing the higher liability accumulated under SFAS 19 in order to adjust it to a lower present value amount resulting from transition to SFAS
143. Please see Note 3 to our consolidated financial statements as of December 31, 2003.

                         INCREASE OF AUTHORIZED CAPITAL


On June 10, 2002, our shareholders approved a change in our by-laws authorizing a capital increase of up to R$ 30 billion (U.S.$ 10.4 billion) by deliberation of the Board of Directors through the issuance of up to 200 million shares.

The General Extraordinary Shareholders Meeting, held in conjunction with the General Ordinary Meeting on March 29, 2004, approved an increase in authorized capital from R$ 30 billion (U.S.$ 10.4 billion) to R$ 60 billion (U.S.$ 20.8 billion).

                        THERMOELECTRIC PLANT OBLIGATIONS

As a result of adopting FIN 46 at December 31, 2003, we now consolidate six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on our financial condition. For the other three thermoelectric plants, we were deemed the primary beneficiary because of contractual obligations concerning third party interests that required us to bear energy market risk.

The consolidation of the three thermoelectrics formerly treated as capital leases resulted in U.S.$ 375 million being reclassified from capital lease obligations to long-term debt obligations. The impact of changing the obligations related to these three plants from the minimum value of future lease payments to the debt outstanding with third party lenders was immaterial. At December 31, 2003, the consolidation of the three thermoelectrics previously accounted for as contractual obligations concerning third party interests resulted in an increase to assets and long-term obligations of U.S.$ 1,142 million.

At December 31, 2002, we had commitments with thermoelectric plants related to
(a) the supply of natural gas for the production of energy and the purchase of all or a portion of the energy generated by these plants and (b) commitments to reimburse certain allocations as defined by the Consortium Agreements. At December 31, 2002, the recorded provision for future losses related to our energy business amounted to U.S.$ 205 million. On May 7, 2003, the Executive Board authorized an increase in the above-mentioned accounting provision of an additional U.S.$ 205 million, primarily due to depressed sales of energy following the energy rationing program and the lack of a well-defined regulatory framework for the energy sector. The provisions for future losses made in 2002 and early 2003, totaling U.S.$ 410 million, were utilized during the course of 2003.

At December 31, 2003, as a result of the adoption of FIN 46 and the consolidation of the six thermoelectric plants, it is no longer necessary to recognize any liability for future payments expected to be made under the agreements with the sponsors of these six thermoelectric plants. We will now recognize any losses from operations of these six thermoelectric plants if and when they occur.

The following chart summarizes amounts recognized in connection with our participation in the Brazilian Government's Thermoelectric Priority Energy Program for 2003 and 2002:


                                                                                         U.S.$ million
                                                                                    2003            2002
                                                                               ---------------  --------------
Beginning balance as of January 1,                                                        205
Provision during 2002 for potential losses during 2003                                                    201
Additional Provision in March of 2003 for potential losses during 2003                    205
Cumulative Translation Adjustments                                                         57               4
Losses realized during 2003                                                              (445)
Excess of provision estimated in 2002                                                     (22)
                                                                               ---------------  --------------
Ending balance as of December 31,                                                                         205
                                                                               ===============  ==============

Amounts recognized in our financial results:
Losses during the year                                                                    205             258
Provision during 2002 for potential losses during 2003 (1)                                                201
Excess of provision estimated for 2003                                                    (22)
                                                                               ---------------  --------------
Total effect on our financial results                                                     183             459
                                                                               ===============  ==============
(1) As a result of the adoption of FIN 46 in our December 31, 2003 annual financial statements, no provision for losses relating to thermoelectric power plants to be incurred in 2004 was booked.

ACQUISITION OF AN INTEREST IN PETROBRAS ENERGIA PARTICIPACIONES S.A.- PEPSA (FORMERLY KNOWN AS PEREZ COMPANC S.A.) AND PETROLERA ENTRE LOMAS S.A. - PELSA (FORMERLY KNOWN AS PETROLERA PEREZ COMPANC S.A.)


On October 17, 2002, we, through an indirectly controlled company, signed an agreement to purchase 58.62% of the capital of PEPSA and 39.67% of the capital of PELSA which together with PEPSA's interests brings our ownership interest in PELSA to 50.73%. On May 13, 2003, the Argentine antitrust authorities approved these purchases.

The acquisitions of PEPSA and PELSA were recorded using the purchase method of accounting.

Because the statements of income of PEPSA and PELSA for the period from May 13, 2003 to May 31, 2003 are not available, we have consolidated the statements of income of PEPSA and PELSA as of June 1, 2003. We believe that the inclusion of the statements of income of PEPSA and PELSA for the period from May 13, 2003 to May 31, 2003 would not have materially affected our net income for 2003.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented:

Consolidated Income Statements

                                                                              U.S.$ million
                                                                         Year ended December 31,
                                                                2003                                  2002
                                                  ----------------------------------    ---------------------------------
                                                                      Pro forma                             Pro forma
                                                   As reported       (unaudited)         As reported       (unaudited)
                                                  ---------------  -----------------    ---------------  ----------------

Net operating revenues                                    30,797            31,350              22,612            23,736
Costs and expenses                                       (20,075)          (20,435)            (15,834)          (16,675)
Financial expenses, net                                     (136)             (344)             (1,700)           (2,442)
Others                                                    (1,813)           (1,797)             (1,846)           (1,832)
Income tax expense                                        (2,663)           (2,665)             (1,153)           (1,108)
Minority interest                                           (248)             (260)                232              382
Cumulative effect of change in accounting
    principles, net of taxes                                 697               697
Net income for the period                                  6,559             6,549               2,311             2,061
Basic and diluted earnings per share                        5.98              5.97                2.13              1.90

                                BUSINESS SEGMENTS

                         NET INCOME BY BUSINESS SEGMENT
                                                    U.S. $ million
                                                 Year ended December 31,
                                               2003                  2002
Exploration and Production                      5,504                 3,413
Supply                                          1,738                   711
Gas and Energy                                  (196)                 (190)
International (1)                                 101                 (114)
Distribution                                      138                    91
Corporate                                       (496)               (1,280)
Eliminations                                    (230)                 (320)
                                    ------------------   ---------------------
Net income                                      6,559                 2,311
                                    ==================   =====================

(1) At December 31, 2003, the international business segment includes the Argentine operations of Petrolera Santa Fe (acquired in October 2002), PEPSA and PELSA (both acquired in May 2003).

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

Consolidated net income for our exploration and production segment increased 61.3% to U.S.$ 5,504 million for 2003, as compared to U.S.$ 3,413 million for 2002. This increase was primarily attributable to:

o a U.S.$ 2,652 million increase in net operating revenues as a result of the increase in the price of crude oil in the international markets and a 2.7% increase in production of crude oil, NGL and natural gas;

o the cumulative effect of a change in accounting principle related to future liabilities for asset retirement obligations, which led to an increase in our net income of U.S.$ 697 million, net of taxes;

o a U.S.$ 626 million reduction in financial expenses, net primarily related to the effects of the 18.2% appreciation of the Real against the U.S. dollar during 2003, as compared to a 52.3% depreciation of the Real against the U.S. dollar during 2002; and

o a U.S.$ 423 million reduction in depreciation, depletion and amortization primarily attributable to the 5.2% decrease in the value of the Real against the U.S. dollar in 2003, as compared to 2002, as well as the beneficial effect of adopting SFAS 143, as described in Note 3 to our consolidated financial statements.

These effects were partially offset by a U.S.$ 1,325 million increase in cost of sales, primarily composed of:

o an increase of approximately U.S.$ 152 million in costs related to crude oil, natural gas and NGL volumes sold or transferred to other business segments; and

o an increase of approximately U.S.$ 1,067 million in taxes and charges imposed by the Brazilian government.

Supply

Our supply segment includes refining, logistic, transportation and the purchase of oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our supply segment increased to U.S.$ 1,738 million for 2003, as compared to U.S.$ 711 million for 2002.

This increase was primarily attributable to an increase of U.S.$ 6,377 million in net operating revenues. This increase in net operating revenues was primarily due to the alignment in 2003 of prices of certain oil products in the Brazilian market with international market prices of such products at the end of 2002 and to our refineries' increased processing of higher value added products.

This increase was partially offset by the increase of U.S.$ 4,702 million in cost of sales, mainly due to the increase in import prices of crude oil and oil products and increases in prices of products transferred from other segments, notwithstanding the following facts:

o the 6.2% decrease in volume of sales within the supply segment as a result of a decrease in Brazilian consumer demand;

o the higher participation of domestic crude oil in the total feedstock processed (80% in 2003 and 79% in 2002); and

o    the streamlining of logistical expenses, mainly freight costs.

Gas and Energy

Our gas and energy segment consists principally of the purchase and sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy purchase and sale activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 196 million for 2003, as compared to a net loss of U.S.$ 190 million for 2002. This result was affected primarily by the following factors:

o a U.S.$ 467 million increase in losses with minority interest, primarily related to the effects on the net loss of Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. - TBG related to the 18.2% appreciation of the Real against the U.S. dollar during 2003, as compared to a 52.3% depreciation of the Real against the U.S. dollar during 2002;

o a U.S.$ 451 million increase in cost of sales primarily due to a 13.5% increase in the volume of natural gas sold and to the start of operations of some thermoelectric power plants at the end of 2003;

o a U.S.$ 114 million expense for a lower of cost or market adjustment in gas turbines;

o a U.S.$ 562 million increase in net operating revenues primarily due to the increase of natural gas prices and to the 13.5% increase in the volume of natural gas sold;

o a U.S.$ 183 million decrease in losses related to our investments in thermoelectric power plants; and

o a U.S.$ 150 million increase in the results of non-consolidated companies, primarily due to gains from our investments in natural gas distribution companies and the adoption of FIN 46, resulting in the consolidation of three thermoelectric power plants for which we recorded losses in equity in 2002.

International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment increased to a net gain of U.S.$ 101 million for 2003, as compared to a net loss of U.S.$ 114 million for 2002. This increase was primarily attributable to:

o a U.S.$ 1,342 million increase in net operating revenues resulting from the increase of oil products prices in the international markets and an increase in the volume of sales conducted by PEPSA and PELSA; ando

o a U.S.$ 157 million increase in the results of non-consolidated companies, primarily due to a gain of U.S.$ 59 million in our equity investments in Compania Mega during 2003, as compared to a loss of U.S.$ 95 million during 2002.

This increase was partially offset by the following factors, primarily attributable to PEPSA and PELSA's operations:

o    a U.S.$ 586 million increase in cost of sales;

o    a U.S.$ 182 million increase in depreciation, depletion and amortization;

o    a U.S.$ 160 million increase in debt expense net;

o a U.S.$ 118 million increase in selling, general and administrative expenses;

o a U.S.$ 69 million increase in exploration, including exploratory dry holes and impairment; and

o a U.S.$ 56 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

Consolidated net income for our distribution segment increased 51.6% to U.S.$ 138 million for 2003, as compared to U.S.$ 91 million for 2002. This increase was primarily attributable to a U.S.$ 1,453 million increase in net operating revenues as a result of the increase of oil products sales prices to refineries (we increased these sales prices in order to maintain our gross margin).

This effect was partially offset by a 6.0% decrease in the volume of oil products sold within the distribution segment in 2003 as compared to the volume sold in 2002; the decrease in our market share in the Brazilian oil products market to 31.5% for 2003, as compared to 32.9% for 2002; and the increase of U.S.$ 1,396 million in our cost of sales in 2003, reflecting the increase in prices of oil products purchased from refineries.

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to pension and health care plans.

Consolidated loss for the units that make up our corporate segment decreased 61.3% to a net loss of U.S.$ 496 million during 2003, as compared to a net loss of U.S.$ 1,280 million during 2002. This decrease was primarily attributable to the reduction of U.S.$ 1,268 million in financial expenses net, primarily attributable to the effect of the 18.2% appreciation of the Real against the U.S. dollar during 2003, as compared to a 52.3% depreciation of the Real against the U.S. dollar during 2002.

This decrease was partially offset by:

o a U.S.$ 160 million increase in general and administrative expenses, primarily due to higher expenses related to technical consulting services in non-core general and administrative activities and employee training expenses;

o    a U.S.$ 160 million increase in expenses related to employee benefits; and

o a U.S.$ 73 million increase in expenses related to institutional relations and cultural projects.

                         LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements. In 2004, our major cash needs include announced capital expenditures of U.S.$ 5,066 million.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan, which provides for capital expenditures of U.S.$
27.1 billion from 2004 to 2007. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

To that end, we took advantage of market conditions in 2003 to extend our maturity profile and capture decreased financing costs. We went from issuing a 5-year note bearing an interest rate of 9.0% in the beginning of the year to issuing a 15-year note with an 8.375% coupon on December 10, 2003. At the time of the issuance, the 15-year maturity was a record for Brazilian corporations.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispendio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

In accordance with Senate Resolution N(0) 96/89 the level of our borrowings is subject to an annual maximum amount, exclusive of certain permitted commercial obligations, based on shareholders' equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2003, the maximum level of debt that we and our Brazilian subsidiaries could incur was set at U.S.$ 932 million. The maximum level was set at U.S.$ 824 million for 2002 and U.S.$ 1,211 million for 2001.

All of the foreign currency denominated debt of we and our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At December 31, 2003, we had cash and cash equivalents of U.S.$ 9,610 million compared to U.S.$ 3,301 million at December 31, 2002. This increase in cash was a result of:

o the increase in our net operating revenues during 2003, which was primarily driven by the increase in crude oil prices;

o the proceeds from the issuance of greater amounts of debt in the international capital markets; and

o the adoption of FIN 46 which resulted in an increase in cash and cash equivalents of U.S.$ 1,049 million.

Operating activities provided net cash flows of U.S.$ 8,569 million in 2003, as compared to U.S.$ 6,287 million in 2002. This increase was due primarily to a 36.2% increase in net operating revenues.

Net cash used in investing activities decreased to U.S.$ 5,519 million in 2003, as compared to U.S.$ 6,656 million in 2002. This decrease was due primarily to adoption of FIN 46.

Financing activities provided net cash flows of U.S.$ 2,376 million for 2003, as compared to U.S.$ 1,614 million in net cash used in 2002. This increase was due primarily to net issuances of short and long-term debt, which was partially offset by an increase in our repayments of short and long-term debt.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At December 31, 2003, our short-term debt (excluding current portions of long-term obligations) increased to U.S.$ 1,329 million as compared to U.S.$ 671 million at December 31, 2002. This increase was due to the inclusion of PEPSA's short term debt in our consolidated balance sheets and our increased use of short-term credit facilities. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Economico e Social (the National Bank for Economic and Social Development, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 13,033 million at December 31, 2003, as compared to U.S.$ 7,714 million at December 31, 2002. Included in these figures at December 31, 2003 are the following international debt issuances:

                         Notes                                 Principal Amount
9.00% Notes due 2004(1)                                        EUR 91 million
10.00% Notes due 2006                                          U.S.$250 million
6.625% Step Down Notes due 2007(1)                             EUR 134 million
9.125% Notes due 2007(2)                                       U.S.$500 million
9.875% Notes due 2008(2)                                       U.S.$450 million
6.750% Senior Trust Certificates due 2010(3)                   U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(3)            U.S.$55 million
9.750% Notes due 2011(2)                                       U.S.$600 million
6.600% Senior Trust Certificates due 2011(3)                   U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(3)            U.S.$300 million
4.750% Senior Exchangeable Notes due 2007(4)                   U.S.$338 million
Global Step-up Notes due 2008(5)                               U.S.$400 million
9.125% Global Notes due 2013(6)                                U.S.$750 million
8.375% Global Notes due 2018(6)                                U.S.$750 million
3.748% Senior Trust Certificates due 2013(3)                   U.S.$200 million
6.436% Senior Trust Certificates due 2015(3)                   U.S.$550 million
9.375% Notes due 2013(7)                                       U.S.$100 million


__________
(1) Euro; U.S.$1.2635 = EUR 1.00 at December 31, 2003.
(2) Issued by PIFCo to finance oil trading activities, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.
(3) Issued in connection with our exports prepayment program.
(4) Issued by PIFCo on October 17, 2002 in connection with our acquisition of PEPSA.
(5) The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00 % per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by PIFCo to finance oil trading activities, with support from us through a standby purchase agreement.
(6) Issued by PIFCo for general corporate purposes including oil trading activities, with support from us through a standby purchase agreement.
(7) Issued by PEPSA on October 31, 2003 to cancel existing liabilities.

On March 31, 2003, PIFCo issued U.S.$400 million of 9.00% Global Step-Up Notes due 2008. These notes bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter. This transaction represented our first issuance under our U.S.$ 8 billion universal shelf registration statement filed with the SEC in July 2002.

On May 21, 2003, Petrobras Finance Ltd., a subsidiary of PIFCo, received U.S.$ 550 million in 6.436% Senior Trust Certificates due 2015, and U.S.$ 200 million in 3.748% Senior Trust Certificates due 2013 in connection with our exports prepayment program. On July 2, 2003, PIFCo issued Global Notes in an aggregate principal amount of U.S.$ 500 million due July 2013. The notes bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, PIFCo issued an additional U.S.$ 250 million in Global Notes, which form a single fungible series with its U.S.$ 500 million Global Notes due July 2013. On December 10, 2003, PIFCo issued U.S.$ 750 million of 8.375% Global Notes due 2018.

We describe the average interest rates on our long-term debt in Note 12 to our consolidated financial statements.

In addition to issuing foreign currency denominated debt in the international capital markets, we have historically issued Real-denominated debentures in the local capital markets. These debentures are floating-rate obligations, and the coupon is based on an index plus a fixed spread.

We did not issue any Real-denominated debentures in 2003. In 2002, we issued R$ 1,525 million (U.S.$ 432 million) in Real-denominated debentures. Outstanding debentures totaled U.S.$ 928 million at December 31, 2003, as compared to U.S.$ 688 million at December 31, 2002.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item "Project Financings". The special purpose companies established to finance these projects are consolidated in accordance with FIN 46. Under the contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

During 2003, we made capital expenditures of U.S.$ 1,316 million (20.1% of our total capital expenditures) in connection with exploration and development projects in the Campos Basin, which are being financed through project financings.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2003 and 2002:
                                                        U.S.$ million
                                                     As of December 31,
                                             ----------------------------------
                                                  2003              2002
                                             -----------------  ---------------

Barracuda/Caratinga                                    2,555             1,481
Cabiunas                                                 857               673
Espadarte/Voador/Marimba (EVM)                           826               575
Marlim                                                   680               635
Nova Marlim                                              475               508
Albacora                                                 126               123
Pargo, Carapeba, Garoupa and Cherne (PCGC)                76                44
Malhas project                                           286
Langstrand Holdings S.A.                                 700
PDET Onshore                                              40
Repurchased securities                                  (713)
                                             -----------------  ---------------

                                                       5,908             4,039
Current portion of project financings                   (842)            (239)
                                             -----------------  ---------------

                                                       5,066             3,800
                                             =================  ===============

At December 31, 2003, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 713 million related to project financings. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of project finance.

At December 31, 2003, the long-term portion of project financings becomes due in the following years:

                                               U.S.$ million
                                        -----------------------

2005                                                  1,295
2006                                                    838
2007                                                  1,231
2008                                                    569
2009 and thereafter                                   1,133
                                        -----------------------

Total                                                 5,066
                                        =======================

Off Balance Sheet Arrangements

As noted above, all of our project financings are on-balance sheet. At December 31, 2003, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


Net Debt

Our net debt totaled U.S.$ 11,980 million at December 31, 2003, a 6.7% increase from net debt of U.S.$ 11,229 million at December 31, 2002, primarily due to the inclusion of PEPSA's and PELSA's net debt of U.S.$ 1,788 million in our net debt totals and our issuance of U.S.$ 5,400 million in long-term debt in the international capital markets during 2003. These increases were partially offset by increase in cash and cash equivalents as a result of the increase in net cash provided by operating activities. For a reconciliation of net debt to total long-term debt, please see page 3.

Uses of Funds

Budgeted Capital expenditures

In 2003, we continued to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners. We invested a total of U.S.$ 6,551 million in 2003, a 33.4% increase from our investments in 2002.

Our increased capital expenditures in 2003 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries, expanding our pipeline transportation and distribution systems and, to a lesser extent, investing in energy and gas related activities, including investments in thermoelectric power plants. We spent U.S.$ 3,658 million (55.8%) in 2003 in our domestic exploration and production activities, which includes our exploration and production segment and our project financings.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2003 and 2002:

                                   Activities
--------------------------------------------------------------------------------
                                                        U.S.$ million
                                                   Year ended December 31,

                                                   2003               2002
                                              ----------------    --------------
o        Exploration and Production                     3,658             3,156
o        Supply                                         1,451               945
o        Gas and Energy                                   694               268
o        International:
o            Exploration and Production                   428               224
o            Supply                                        18                 8
o            Distribution                                  33                 2
o            Gas and Energy                                 1                 4
o        Distribution                                     106               139
o        Corporate                                        162               165
                                              ----------------    --------------

Total capital expenditures                              6,551             4,911
                                              ================    ==============

Our Strategic Plan contemplates total budgeted capital expenditures of U.S.$
27.1 billion in the period from 2004 through 2007, approximately U.S.$ 22.7 billion of which will be directed towards our activities in Brazil, while U.S.$
4.4 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2004 through 2007, approximately U.S.$
18.0 billion, will be directed towards exploration and production, of which U.S.$ 14.2 billion are designated for our activities in Brazil.

We are in the process of reviewing our Strategic Plan and intend to release a new version in April 2004 that could revise our forecasts for capital expenditures for 2004-2007.

Dividends

Based on our financial results and cash available for distribution, the General Shareholders' Meeting held on March 29, 2004 approved a distribution of dividends of U.S.$ 1,955 million (U.S.$ 1.78 per share). The U.S.$ 1,127 million already distributed to shareholders on February 13, 2004 in the form of interest on capital was deducted from this amount. The dividend includes an additional U.S.$ 436 million of interest on capital.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 23 to our consolidated financial statements.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2003. The table does not include employee postretirement benefits, deferred income tax or trade accounts payable.

                                                                          Payments due by period

                                                                               U.S.$ million
                                             ----------------------------------------------------------------------------------
Contractual Obligations                             Total      Less than 1               1-3              3-5        More than
                                                                      year             years            years          5 years
                                             -------------    -------------     -------------    -------------     ------------
Long-Term Debt Obligations                         13,033            1,145             2,458            3,376            6,054
Capital (Finance) Lease Obligations                 2,025              388               619              500              518
Project Finance Obligations                         5,908              842             2,133            1,800            1,133
Operating Lease Obligations                         6,421            1,008             2,147            1,134            2,132
Purchase Obligations                                  360              267                15               14               64
                                             -------------    -------------     -------------    -------------     ------------
Total                                              27,747            3,650             7,372            6,824            9,901
                                             =============    =============     =============    =============     ============



                                                     Income Statement
                                          (in millions of U.S. dollars, except for                         Year ended
                                                share and per share data)                               December 31,
                                                                                               -------------------------------
   3Q-2003       4Q-2003       4Q-2002                                                               2003            2002
-------------- ------------  ------------                                                      ---------------  --------------
       11,314       11,390         8,294   Sales of products and services                              42,690         32,987
                                           Less:
                                              Value-added and other taxes on sales and
       (1,629)      (1,693)       (1,354)     services                                                 (6,348)        (5,241)
       (1,467)      (1,548)       (1,010)     CIDE                                                     (5,545)        (5,134)
-------------- ------------  ------------                                                      ---------------  --------------
        8,218        8,149         5,930   Net operating revenues                                      30,797         22,612

       (4,086)      (4,358)       (3,375)     Cost of sales                                           (15,416)       (11,506)
         (564)        (463)         (402)     Depreciation, depletion and amortization                 (1,785)        (1,930)
         (110)        (201)         (134)     Exploration, including exploratory dry holes               (512)          (435)
                       (43)          (75)     Impairment                                                  (70)           (75)
         (518)        (669)         (365)     Selling, general and administrative expenses             (2,091)        (1,741)
          (46)         (64)          (44)     Research and development expenses                          (201)          (147)
-------------- ------------  ------------                                                      ---------------  --------------
       (5,324)      (5,798)       (4,395)        Total costs and expenses                             (20,075)        (15,834)

            1           38          (169)     Equity in results of non-consolidated companies             141           (178)
          393           (4)          228      Financial income                                            602          1,142
         (474)        (217)         (252)     Financial expense                                        (1,247)          (774)
                                              Monetary and exchange variation on monetary
         (118)         (32)         (554)       assets and liabilities, net                               509         (2,068)
         (129)        (204)         (106)     Employee benefit expense                                   (595)          (451)
          (78)        (109)          (43)     Other taxes                                                (333)          (360)
         (176)        (270)         (621)     Other expenses, net                                      (1,026)          (857)
-------------- ------------  ------------                                                      ---------------  --------------
         (581)       (798)        (1,517)                                                              (1,949)        (3,546)
                                           Income before income taxes and minority
        2,313        1,553            18          interests and accounting change                       8,773           3,232
-------------- ------------  ------------                                                      ---------------  --------------
                                           Income tax expense:
         (741)        (346)         (130)     Current                                                  (2,599)        (1,269)
          371         (303)          327      Deferred                                                    (64)           116
-------------- ------------  ------------                                                      ---------------  --------------
         (370)        (649)          197        Total income tax expense                               (2,663)        (1,153)

                                           Minority interest in results of consolidated
          (46)         (10)         (142)  subsidiaries                                                  (248)           232
-------------- ------------  ------------                                                      ---------------  --------------

        1,897          894            73   Net income before accounting change effect                   5,862          2,311
-------------- ------------  ------------                                                      ---------------  --------------

                                           Cumulative effect of accounting change, net of
                                           income tax                                                     697
-------------- ------------  ------------                                                      ---------------  --------------

        1,897          894            73   Net income for the period                                    6,559          2,311
============== ============  ============                                                      ===============  ==============

                                           Weighted average number of shares outstanding
  634,168,418  634,168,418   634,168,418       Common/ADS                                         634,168,418    634,168,418
  462,369,507  462,369,507   451,935,669       Preferred/ADS                                      462,369,507    451,935,669

                                           Basic and diluted earnings per share
                                               Common/ADS and Preferred/ADS
         1.73         0.82          0.07          Before effect of change in accounting principle        5.35           2.13
         1.73         0.82          0.07          After effect of change in accounting principle         5.98           2.13
============== ============  ============                                                      ===============  ==============


                                  Selected Balance Sheet Data
                          (in millions of U.S. dollars, except for share data)
                                                                                       As of December 31,
                                                                                 -------------------------------
                                                                                     2003             2002
                                                                                 --------------   --------------
  Assets
  Current assets
      Cash and cash equivalents                                                          9,610            3,301
      Accounts receivable, net                                                           2,905            2,267
      Inventories                                                                        2,947            2,540
      Other current assets                                                               2,438            2,214
                                                                                 --------------   --------------
         Total current assets                                                           17,900           10,322

  Property, plant and equipment, net                                                    30,805           18,224

  Investments in non-consolidated companies and other investments                        1,173              334

  Other assets
      Petroleum and Alcohol Account - Receivable from Federal Government                   239              182
      Government securities                                                                283              176
      Goodwill on PEPSA and PELSA                                                          183
      Advances to suppliers                                                                416              450
      Investment in PEPSA and  PELSA                                                                      1,073
      Prepaid Expenses                                                                     190              100
      Others                                                                             2,423            1,293
                                                                                 --------------   --------------
         Total other assets                                                              3,734            3,274

       Total assets                                                                     53,612           32,154
                                                                                 ==============   ==============

  Liabilities and shareholders' equity
  Current liabilities
      Trade accounts payable                                                             2,261            1,702
      Short-term debt                                                                    1,329              671
      Current portion of long-term debt                                                  1,145              727
      Current portion of project financings                                                842              239
      Capital lease obligations                                                            378              349
      Other current liabilities                                                          5,266            3,575
                                                                                 --------------   --------------
         Total current liabilities                                                      11,221            7,263

  Long-term liabilities
      Long-term debt                                                                    11,888            6,987
      Project financings                                                                 5,066            3,800
      Employee benefits obligation - Pension                                             1,895            1,363
      Employee benefits obligation - Health care                                         1,580            1,060
      Capital lease obligations                                                          1,242            1,907
      Thermoelectric liabilities                                                         1,142
      Other liabilities                                                                  2,059              609
                                                                                 --------------   --------------
         Total long-term liabilities                                                    24,872           15,726

  Minority interest                                                                        367             (136)

  Shareholders' equity Shares authorized and issued:
      Preferred stock -2003 - 462,369,507 (2002 -451,935,669 shares)                     2,973            2,459
      Common stock - 2003 and 2002 - 634,168,418 shares                                  4,289            3,761
      Reserves and others                                                                9,890            3,081
                                                                                 --------------   --------------
         Total shareholders' equity                                                     17,152            9,301

                                                                                 ==============   ==============
       Total liabilities and shareholders' equity                                       53,612           32,154
                                                                                 ==============   ==============


                                                     Statement of Cash Flows Data
                                                    (in millions of U.S. dollars)

                                                                                                          Year ended December 31,
                                                                                                  --------------------------------
  3Q-2003      4Q-2003     4Q-2002                                                                     2003             2002
------------  ----------  ----------                                                              ----------------  --------------
                                      Cash flows from operating activities

      1,897         894         73      Net income for the period                                           6,559          2,311
                                        Adjustments to reconcile net income to net cash
                                           provided by operating activities
        599         475        327         Depreciation, depletion and amortization                         1,805          1,951
                                           Loss on property, plant and equipment and dry hole
         83          98        107         costs                                                              326            297
         93         149        869         Foreign exchange and monetary loss                                 (94)         2,714
                                           Cumulative effect of accounting change, net of
                                           income tax                                                        (697)
       (326)        309        149         Others                                                             266            (37)

                                         Decrease (increase) in assets
        133        (532)       111        Accounts receivable, net                                           (477)          (541)
                                          Petroleum and Alcohol Account - Receivable from
         (3)         (2)       (68)        Federal Government                                                 (15)          (157)
        (14)        339        209        Inventories                                                         244         (1,139)
        199         (36)        22        Advances to suppliers                                               562           (797)
                    (18)       (16)       Interest receivable                                                (157)           (10)
       (315)        164        212        Others                                                             (179)          (487)

                                         Increase (decrease) in liabilities
        176          62        180         Trade accounts payable                                            (156)           669
        134         (75)       267         Taxes payable                                                       60            441
       (215)        501        200         Other liabilities                                                  522          1,072

------------  ----------  ----------                                                              ----------------  --------------
      2,441       2,328        2,642  Net cash provided by operating activities                             8,569          6,287
------------  ----------  ----------                                                              ----------------  --------------

                                      Cash flows from investing activities
     (1,582)     (2,437)    (1,337)    Additions to property, plant and equipment                          (6,551)        (4,911)
                            (1,073)    Share interest                                                                     (1,073)
        (17)         54       (302)    Investments in thermoelectric                                                        (447)
                  1,049                Effect on cash as a result of adoption of FIN 46                     1,049
                    (73)      (153)    Investments in non-consolidated companies                              (73)          (153)
                                       Effect on cash from merger with subsidiaries and
                                       affiliates                                                             231
                   (188)       (26)    Restricted deposits for legal proceedings                             (188)           (84)
         15         196           3    Others                                                                  13             12

------------  ----------  ----------                                                              ----------------  --------------
     (1,584)    (1,399)     (2,888)   Net cash used in investing activities                                (5,519)        (6,656)
------------  ----------  ----------                                                              ----------------  --------------

        715       1,455       (279)   Cash flows from financing activities                                  2,376         (1,614)
------------  ----------  ----------                                                              ----------------  --------------
------------  ----------  ----------                                                              ----------------  --------------

      1,572       2,384       (525)   Increase (decrease) in cash and cash equivalents                      5,426         (1,983)
------------  ----------  ----------                                                              ----------------  --------------

                                      Effect of exchange rate changes on cash and cash
        (47)       102         214      equivalents                                                           883         (2,076)

      5,599       7,124      3,612    Cash and cash equivalents at beginning of period                      3,301          7,360
------------  ----------  ----------                                                              ----------------  --------------
      7,124       9,610      3,301    Cash and cash equivalents at the end of period                        9,610          3,301
============  ==========  ==========                                                              ================  ==============

                           Income Statement by Segment

                                                                         Year ended December 31, 2003
                                                                                U.S.$ million

                                                                   GAS
                                                                    &
                                            E&P       SUPPLY      ENERGY    INTERN.   DISTRIB.   CORPOR.     ELIMIN.    TOTAL
STATEMENT OF INCOME


Net operating revenues to third  parties     2,369     17,024      1,229      2,298      7,877                           30,797
Inter-segment net operating revenues        13,329      6,695        250        129        138               (20,541)
                                           -------    -------    -------    -------    -------    -------    -------    -------
Net operating revenues                      15,698     23,719      1,479      2,427      8,015               (20,541)    30,797

Cost of sales                               (6,154)   (19,944)    (1,045)    (1,398)    (7,257)               20,382    (15,416)
Depreciation, depletion and amortization      (955)      (397)       (87)      (288)       (29)       (29)               (1,785)
Exploration, including exploratory dry
   holes and  impairment                      (452)                            (130)                                       (582)
Selling, general and administrative
   expenses                                   (123)      (732)      (149)      (208)      (416)      (554)        91     (2,091)
Research and development expenses              (92)       (50)        (6)                             (53)                 (201)
                                           -------    -------    -------    -------    -------    -------    -------    -------
Cost and expenses                           (7,776)   (21,123)    (1,287)    (2,024)    (7,702)      (636)    20,473    (20,075)

Equity in results of non-consolidated
   companies                                               25         56         62                    (2)                  141
Financial income (expenses), net              (317)       146        (78)      (129)       (62)       506       (202)      (136)
Employee benefit expense                                                                             (595)                 (595)
Other taxes                                     (9)       (24)       (19)       (25)       (48)      (208)                 (333)
Other expenses, net                           (224)      (100)      (387)       (55)        (1)      (259)               (1,026)
                                           -------    -------    -------    -------    -------    -------    -------    -------

Income (loss) before income taxes and
   minority interest and accounting
   change                                    7,372      2,643       (236)       256        202     (1,194)      (270)     8,773

Income tax benefits (expense)               (2,506)      (874)       196       (154)       (63)       698         40     (2,663)
Minority interest                              (59)       (31)      (156)        (1)        (1)                            (248)
                                           -------    -------    -------    -------    -------    -------    -------    -------

Income before effect of change in
   accounting principle                      4,807      1,738       (196)       101        138       (496)      (230)     5,862

Cumulative effect of change in
accounting principle, net of taxes             697                                                                          697
                                           -------    -------    -------    -------    -------    -------    -------    -------

Net income (loss)                            5,504      1,738       (196)       101        138       (496)      (230)     6,559
                                           =======    =======    =======    =======    =======    =======    =======    =======

                           Income Statement by Segment

                                                                     Year ended December 31, 2002
                                                                            U.S.$ million

                                                                  GAS
                                                                  &
                                           E&P       SUPPLY     ENERGY     INTERN.    DISTRIB.  CORPOR.    ELIMIN.   TOTAL
STATEMENT OF INCOME

Net operating revenues to third
parties                                    2,346     12,073        747        986      6,460                           22,612
Inter-segment net operating
     revenues                             10,700      5,269        170         99        102               (16,340)
                                         -------    -------    -------    -------    -------    -------    -------    -------
Net operating revenues                    13,046     17,342        917      1,085      6,562               (16,340)    22,612

Cost of sales                             (4,829)   (15,242)      (594)      (812)    (5,861)               15,832    (11,506)
Depreciation, depletion and
amortization                              (1,378)      (358)       (45)      (106)       (24)       (19)               (1,930)
Exploration, including
     exploratory dry holes and
     impairment                             (449)                             (61)                                       (510)
Selling, general and
     administrative expenses                (177)      (584)       (54)       (90)      (442)      (394)               (1,741)
Research and development
     expenses                                (74)       (37)        (5)                             (31)                 (147)
                                         -------    -------    -------    -------    -------    -------    -------    -------
                                          (6,907)   (16,221)      (698)    (1,069)    (6,327)      (444)    15,832    (15,834)
Cost and expenses

Equity in results of non-
        consolidated companies                           11        (94)       (95)                                       (178)
Financial income (expenses), net            (943)       (13)       (18)        31          5       (762)               (1,700)
Employee benefit expense                                 (2)                             (14)      (435)                 (451)
Other taxes                                             (18)        (9)       (12)       (36)      (285)                 (360)
Other expenses, net                         (160)         5       (495)        14        (10)      (231)        20       (857)
                                         -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before income
     taxes and minority interest           5,036      1,104       (397)       (46)       180     (2,157)      (488)     3,232

Income tax benefits (expense)             (1,623)      (386)      (104)       (64)       (58)       914        168     (1,153)
Minority interest                                        (7)       311         (4)       (31)       (37)                  232

                                         -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss)                          3,413        711       (190)      (114)        91     (1,280)      (320)     2,311
                                         =======    =======    =======    =======    =======    =======    =======    =======

                         Other Expenses, Net by Segment

                                                                            Year ended December 31, 2003
                                                                                   U.S.$ million
                                                   ---------------------------------------------------------------------------------
                                                                       GAS
                                                                        &
                                                    E&P     SUPPLY    ENERGY     INTERN.    DISTRIB.     CORPOR.    ELIMIN.   TOTAL
                                                   ------ --------- ----------  ---------  ----------  ----------  --------  -------
Provisions for losses on financial exposure-
     Thermoelectric power plants                                        (183)                                                  (183)
Adjustment to market value of turbines for the
     thermoelectric plants                                              (114)                                                  (114)
Institutional Relations and Culture Projects                    (2)                             (27)       (169)               (198)
Stoppages on installations and production equipment  (112)     (61)                                                            (173)
Losses as a result of Legal Proceedings               (10)     (33)                 (16)                    (71)               (130)
Losses  on property, plant and equipment related
     to Off-Shore production                          (97)                                                                      (97)
Contractual losses with transport services
    (Ship-or-Pay)                                                                   (56)                                        (56)
INSS Contingencies                                    (52)      (2)                                          (1)                (55)
Others                                                 47       (2)      (90)        17          26         (18)                (20)
                                                   ------ --------- ----------  ---------  ----------  ----------  --------  -------

                                                     (224)    (100)     (387)       (55)        (1)        (259)             (1,026)
                                                   ====== ========= ==========  =========  ==========  ==========  ========  =======


                                                                             Year ended December 31, 2002
                                                                                     U.S.$ million
                                                 ----------------------------------------------------------------------------------
                                                                         GAS
                                                                          &
                                                   E&P      SUPPLY     ENERGY     INTERN.   DISTRIB.   CORPOR.    ELIMIN.   TOTAL
                                                 --------  ---------  ----------  --------  --------  ----------  -------  --------
Provisions for losses on financial exposure -
     Thermoelectric power plants                                          (459)                                              (459)
Stoppages on installations and production
     equipment                                       (86)      (25)                                                           (111)
INSS Contingencies                                   (37)      (29)                                        (39)               (105)
Institutional Relations and Culture Projects                                                               (96)                (96)
Losses as a result of Legal Proceedings              (22)      (10)                                        (26)                (58)
Regularization of Petroleum and Alcohol accounts                                                           (29)                (29)
Dividends                                                        7                                                               7
Others                                               (15)       62         (36)      14         (10)       (41)       20        (6)
                                                 --------  ---------  ----------  --------  --------  ----------  -------  --------

                                                    (160)        5        (495)      14         (10)      (231)       20      (857)
                                                 ========  =========  ==========  ========  ========  ==========  =======  ========

                     Selected Balance Sheet Data by Segment

                                                                           Year ended December 31, 2003
                                                                                  U.S.$ million

                                                                   GAS
                                                                    &
                                            E&P      SUPPLY       ENERGY     INTERN.     DISTRIB.     CORPOR.      ELIMIN.     TOTAL
                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------

Current assets                              2,057       4,871        528       1,738     1,208         9,466      (1,968)    17,900
                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------
      Cash and cash equivalents             1,042         575        109         445        33         7,406                  9,610

      Other current assets                  1,015       4,296        419       1,293     1,175         2,060      (1,968)     8,290

Investments in non-consolidated companies
 and other investments                          6         463        151         449        22            82                  1,173
                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------

Property, plant and equipment, net         16,742       4,980      4,174       4,181       442           336         (50)    30,805
                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------

Non current assets                            970         285        751         306       208         4,479      (3,265)     3,734
                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------
Petroleum and Alcohol Account                                                                            239                    239
Government securities held-to-maturity                                                                   283                    283
Other assets                                  970         285        751         306       208         3,957      (3,265)     3,212

                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------
Total assets                               19,775      10,599      5,604       6,674     1,880        14,363      (5,283)    53,612
                                          --------  ----------  --------- -----------  --------  ------------  ----------  ---------


                                                                           Year ended December 31, 2002
                                                                                  U.S.$ million

                                                                    GAS
                                                                     &
                                             E&P       SUPPLY     ENERGY       INTERN.    DISTRIB.     CORPOR.    ELIMIN.     TOTAL
                                          ----------- ---------  ----------   ---------- ---------  ----------  ---------  ---------
Current assets                                 1,181     4,323         819          736       973       3,249       (959)    10,322
                                          ----------- ---------  ----------   ---------- ---------  ----------  ---------  ---------

    Cash and cash equivalents                      1       509          16          211        59       2,505                 3,301
    Other current assets                       1,180     3,814         803          525       914         744       (959)     7,021

Investments in non-consolidated companies
    and other investments                          7       168          70           11        16          62                   334
                                          ----------- ---------  ----------   ---------- ---------  ----------  ---------  ---------

Property, plant and equipment, net            11,611     3,186       1,881        1,024       296         226                18,224
                                          ----------- ---------  ----------   ---------- ---------  ----------  ---------  ---------

Non current assets                               385       211         556        1,092       141       1,943     (1,054)     3,274
                                          ----------- ---------  ----------   ---------- ---------  ----------  ---------  ---------

    Petroleum and Alcohol Account                                                                         182                   182
    Government securities                                                                                 176                   176
    Other assets                                 385       211         556        1,092       141       1,585     (1,054)     2,916
                                          ----------- ---------  ----------   ---------- ---------  ----------  ---------  ---------

Total assets                                  13,184     7,888       3,326        2,863     1,426       5,480     (2,013)    32,154
                                          =========== =========  ==========   ========== =========  ==========  =========  =========

                     Selected Data for International Segment

                                                                     Year ended December 31, 2003
                                                                             U.S.$ million
                                                                             INTERNATIONAL

                                                                     GAS
                                                                     &
                                          E&P        SUPPLY         ENERGY    DISTRIB.     CORPOR.      ELIMIN.        TOTAL
                                         -------   -----------  -----------  -----------  -----------  -----------   -----------
INTERNATIONAL


ASSETS                                    4,401         1,161          568          150        2,384       (1,990)        6,674
                                         =======   ===========  ===========  ===========  ===========  ===========   ===========


STATEMENT OF INCOME

Net Operating Revenues                    1,069         1,631          162          621           14       (1,070)        2,427
                                         -------   -----------  -----------  -----------  -----------  -----------   -----------

Net operating revenues to third parties     535           998          159          592           14                      2,298
Inter-segment net operating revenues        534           633            3           29                    (1,070)          129

                                         -------   -----------  -----------  -----------  -----------  -----------   -----------
Net income                                   54            50           50           (6)         (59)         12           101
                                         =======   ===========  ===========  ===========  ===========  ===========   ===========



                                                                       Year ended December 31, 2002
                                                                              U.S.$ million
                                                                              INTERNATIONAL

                                                                      GAS
                                                                       &
                                            E&P        SUPPLY        ENERGY     DISTRIB.     CORPOR.       ELIMIN.       TOTAL
                                         ----------  -----------  -----------  -----------  -----------   -----------  -----------
INTERNATIONAL


ASSETS                                     1,638             349           39          160        1,479          (802)      2,863
                                         ==========  ===========  ===========  ===========  ===========   ===========  ===========



STATEMENT OF INCOME

Net Operating Revenues                          284          918           36         377             4          (534)       1,085
                                         ----------  -----------  -----------  -----------  -----------   -----------  -----------

Net operating revenues to third parties          96          473           36         377             4                        986
Inter-segment net operating revenues            188          445                                                 (534)          99

                                         ----------  -----------  -----------  -----------  -----------   -----------  -----------
Net income                                       (5)          32                       (41)        (100)                      (114)
                                         ==========  ===========  ===========  ===========  ===========   ===========  ===========

         This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

                                      CONSOLIDATED FINANCIAL
                                      STATEMENTS

                                      PETROLEO BRASILEIRO S.A. - PETROBRAS
                                      AND SUBSIDIARIES

                                      December 31, 2003, 2002 and 2001, together
                                      With Report of Independent Auditors

                      PETROLEO BRASILEIRO S.A. - PETROBRAS

                                AND SUBSIDIARIES

                        Consolidated FINANCIAL STATEMENTS


                                    Contents


Report of Independent Auditors.....................................1

Consolidated Balance Sheets........................................2

Consolidated Statements of Income..................................4

Consolidated Statements of Cash Flows..............................6

Consolidated Statements of Changes in Shareholders' Equity.........8

Notes to the Consolidated Financial Statements


      1.   The Company and its operations.........................11

      2.   Summary of significant accounting policies.............12

      3.   Accounting change......................................27

      4.   Income taxes...........................................32

      5.   Cash and cash equivalents..............................35

      6.   Government securities..................................36

      7.   Accounts receivable, net...............................37

      8.   Inventories............................................39

      9.   Property, plant and equipment, net.....................39

      10.  Investments in non-consolidated companies
           and other investments..................................43

      11.  Receivable from Federal Government.....................44

      12.  Financings.............................................46

      13.  Financial income (expenses), net.......................53

      14.  Project financings.....................................54

      15.  Capital leases.........................................60

      16.  Thermoelectric plant obligations.......................61

      17.  Employees' postretirement benefits and
           other benefits.........................................63

      18.  Shareholders' equity...................................75

      19.  International acquisitions.............................81

      20.  Petrobras Distribuidora - BR...........................84

      21.  Accounts - temporary agreement on price
           stabilization in Argentina.............................85

      22.  Commitments and contingencies..........................85

      23.  Derivative instruments, hedging and risk
           management activities..................................97

      24.  Financial instruments.................................102

      25.  Segment information...................................104

      26.  Related party transactions............................117


  Supplementary Information on Oil and Gas Exploration
  and Production Activities (Unaudited)..........................114

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of PETROLEO BRASILEIRO S.A. - PETROBRAS:

We have audited the accompanying consolidated balance sheet of PETROLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Petroleo Brasileiro S.A. - PETROBRAS as of December 31, 2002 and for the years ended December 31, 2002 and 2001, were audited by other auditors whose report dated February 13, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Effective January 1, 2003, the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). Additionally, at December 31, 2003 the Company adopted FIN 46 "Consolidation of Variable Interest Entities" as discussed in Note 3.



                                  ERNST & YOUNG
                           Auditores Independentes S/S



                               Paulo Jose Machado
                                     Partner

Rio de Janeiro, Brazil
February 13, 2004

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
Expressed in Millions of United States Dollars

--------------------------------------------------------------------------------


                                                          As of December 31,
                                                 ---------------------------------------
                                                        2003                2002
                                                 ------------------- -------------------
Assets

Current assets
  Cash and cash equivalents (Note 5)                          9,610               3,301
  Accounts receivable, net (Note 7)                           2,905               2,267
  Inventories (Note 8)                                        2,947               2,540
  Deferred income tax (Note 4)                                  256                 271
  Recoverable taxes                                             917                 672
  Advances to suppliers                                         504                 794
  Other current assets                                          761                 477
                                                 ------------------- -------------------
                                                             17,900              10,322
                                                 ------------------- -------------------

Property, plant and equipment, net (Note 9)                  30,805              18,224
                                                 ------------------- -------------------

Investments in non-consolidated companies
and other investments (Note 10)                               1,173                 334
                                                 ------------------- -------------------

Other assets
  Accounts receivable, net (Note 7)                             528                 369
  Advances to suppliers                                         416                 450
  Petroleum and alcohol account - receivable
    from Federal Government (Note 11)                           239                 182
  Government securities (Note 6)                                283                 176
  Marketable securities                                         340                 208
  Unrecognized pension obligation (Note 17)                       -                  61
  Restricted deposits for legal proceedings
  and guarantees (Note 22(a))                                   543                 290
  Recoverable taxes                                             467                 156
  Goodwill in PEPSA and PELSA (Note 19)                         183                   -
  Investment in PEPSA and PELSA (Note 19)                         -               1,073
  Prepaid expenses                                              190                 100
  Other assets                                                  545                 209
                                                 ------------------- -------------------
                                                              3,734               3,274
                                                 ------------------- -------------------
Total assets                                                 53,612              32,154
                                                 =================== ===================

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
Expressed in Millions of United States Dollars

--------------------------------------------------------------------------------

                                                                 As of December 31,
                                                        ---------------------------------------
                                                              2003                2002
                                                        ------------------- -------------------
Liabilities and shareholders' equity

Current liabilities
  Trade accounts payable                                            2,261               1,702
  Income tax                                                          148                 119
  Taxes payable, other than income taxes                            2,157               1,682
  Short-term debt (Note 12)                                         1,329                 671
  Current portion of long-term debt (Note 12)                       1,145                 727
  Current portion of project financings (Note 14)                     842                 239
  Current portion of capital lease obligations (Note 15)              378                 349
  Accrued interest                                                    181                 120
  Dividends and interest on capital payable (Note 18)               1,139                 307
  Contingencies (Note 22)                                              84                 318
  Payroll and related charges                                         581                 283
  Advances from customers                                             258                 119
  Ventures under consortium agreements                                166                 106
  Employee benefits obligation - Pension (Note 17)                    160                  89
  Other payables and accruals                                         392                 432
                                                        ------------------- -------------------
                                                                   11,221               7,263
                                                        ------------------- -------------------
Long-term liabilities
  Long-term debt (Note 12)                                         11,888               6,987
  Project financings (Note 14)                                      5,066               3,800
  Employee benefits obligation - Pension (Note 17)                  1,895               1,363
  Employee benefits obligation - Health care (Note 17)              1,580               1,060
  Capital lease obligations (Note 15)                               1,242               1,907
  Deferred income tax (Note 4)                                      1,122                 259
  Provision for abandonment of wells (Note 3 (a))                     396                   -
  Thermoelectric liabilities (Note 3 (b))                           1,142                   -
  Contingencies (Note 22)                                             271                  50
  Other liabilities                                                   270                 300
                                                        ------------------- -------------------
                                                                   24,872              15,726
                                                        ------------------- -------------------
Minority interest                                                     367                (136)
                                                        ------------------- -------------------

Shareholders' equity
  Shares authorized and issued (Note 18)
    Preferred share - 2003 - 462,369,507 shares
    (2002 - 451,935,669 shares)                                     2,973               2,459
    Common share - 2003 and 2002 - 634,168,418 shares               4,289               3,761
  Capital reserve (Note 18)                                           118                  89
    Retained earnings
      Appropriated (Note 18)                                       10,696               5,585
      Unappropriated                                               14,957              16,085
  Accumulated other comprehensive income
    Cumulative translation adjustments                            (14,450)            (17,306)
    Amounts not recognized as net periodic pension
    cost, net of tax (Note 17)                                     (1,588)             (1,361)
    Unrealized gains (losses) on securities, net of tax               157                 (11)
                                                        ------------------- -------------------
                                                                   17,152               9,301
                                                        ------------------- -------------------
Total liabilities and shareholders' equity                         53,612              32,154
                                                        =================== ===================

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars (except number of shares and earnings per share)

--------------------------------------------------------------------------------


                                                                           Year ended December 31,
                                                                -----------------------------------------------
                                                                    2003            2002            2001
                                                                --------------- --------------- ---------------

Sales of products and services                                          42,690          32,987          34,145
  Less:
    Value-added and other taxes on sales and services                   (6,348)         (5,241)         (8,627)
    Contribution of intervention in the economic
    domain charge - CIDE                                                (5,545)         (5,134)              -

    Specific parcel price - PPE                                              -               -            (969)
                                                                --------------- --------------- ---------------
Net operating revenues                                                  30,797          22,612          24,549
                                                                --------------- --------------- ---------------

  Cost of sales                                                         15,416          11,506          12,807
  Depreciation, depletion and amortization                               1,785           1,930           1,729
  Exploration, including exploratory dry holes                             512             435             404
  Selling, general and administrative expenses                           2,091           1,741           1,751
  Impairment (Note 9 (b))                                                   70              75             145
  Research and development expenses                                        201             147             132
                                                                --------------- --------------- ---------------
Total costs and expenses                                                20,075          15,834          16,968
                                                                --------------- --------------- ---------------

  Equity in results of non-consolidated companies (Note 10)                141            (178)             (8)
  Financial income (Note 13)                                               602           1,142           1,375
  Financial expense (Note 13)                                           (1,247)           (774)           (808)
  Monetary  and exchange variation on monetary assets and
  liabilities, net (Note 13)                                               509          (2,068)           (915)
  Employee benefit expense                                                (595)           (451)           (594)
  Other taxes                                                             (333)           (360)           (295)
  Loss on government securities (Note 6)                                     -               -          (1,099)
  Other expenses, net                                                   (1,026)           (857)           (445)
                                                                --------------- --------------- ---------------
                                                                        (1,949)         (3,546)         (2,789)
                                                                --------------- --------------- ---------------
Income before income taxes and minority interest and
accounting change                                                        8,773           3,232           4,792
                                                                --------------- --------------- ---------------

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars (except number of shares and earnings per share)

--------------------------------------------------------------------------------


                                                                           Year ended December 31,
                                                                -----------------------------------------------
                                                                    2003            2002            2001
                                                                --------------- --------------- ---------------

Income tax expense (Note 4)

  Current                                                               (2,599)         (1,269)         (1,196)
  Deferred                                                                 (64)            116            (193)
                                                                --------------- --------------- ---------------

                                                                        (2,663)         (1,153)         (1,389)
                                                                --------------- --------------- ---------------
Minority interest in results of consolidated subsidiaries                 (248)            232              88
                                                                --------------- --------------- ---------------
Income before effect of change in accounting principle                   5,862           2,311           3,491
                                                                --------------- --------------- ---------------
Cumulative effect of change in accounting principle,
net of taxes                                                               697               -               -
                                                                --------------- --------------- ---------------
Net income for the year                                                  6,559           2,311           3,491
                                                                =============== =============== ===============
Net income applicable to each class of shares
  Common/ADS                                                             3,793           1,349           2,038
  Preferred/ADS                                                          2,766             962           1,453
                                                                --------------- --------------- ---------------
Net income for the year                                                  6,559           2,311           3,491
                                                                =============== =============== ===============
Basic and diluted earnings per share (Note 18 (b))
  Common/ADS and Preferred/ADS
    Before effect of change in accounting principle                       5.35            2.13            3.21
    After effect of change in accounting principle                        5.98            2.13            3.21

Weighted average number of shares outstanding
  Common/ADS                                                       634,168,418     634,168,418     634,168,418
  Preferred/ADS                                                    462,369,507     451,935,669     451,935,669
                                                                =============== =============== ===============

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars
--------------------------------------------------------------------------------


                                                                           Year ended December 31,
                                                                -----------------------------------------------
                                                                    2003            2002            2001
                                                                --------------- --------------- ---------------
Cash flows from operating activities
  Net income for the year                                                6,559           2,311           3,491
  Adjustments to reconcile net income to net
    cash provided by operating activities
    Depreciation, depletion and amortization                             1,805           1,951           1,731
    Dry hole costs                                                         207             198             194
    Loss on property, plant and equipment                                  119              99             811
    Loss on government securities                                            -               -           1,099
    Minority interest in loss (income) of subsidiaries                     248            (232)            (88)
    Deferred income taxes                                                   64            (116)            193
    Foreign exchange and monetary loss (gain)                             (138)          2,714             807
    Accretion expense - asset retirement obligation                         43               -               -
    Impairment of oil and gas properties                                    70              75             145
    Provision for uncollectible accounts                                    25              56             421
    Gain on exchange of businesses with Repsol-YPF                           -               -            (500)
    Cumulative effect of change in accounting principle, net of taxes     (697)              -               -
    Equity in the results of non-consolidated companies                   (141)            178               8
    Others                                                                   1               2             (93)

  Decrease (increase) in assets
    Accounts receivable, net                                              (477)           (541)           (102)
    Petroleum and Alcohol Account                                          (15)           (157)          1,173
    Interest receivable on government securities                          (157)            (10)           (243)
    Inventories                                                            244          (1,139)            232
    Advances to suppliers                                                  562            (797)           (240)
    Prepaid expenses                                                        96             (31)           (206)
    Recoverable taxes                                                     (365)           (190)           (422)
    Others                                                                  90            (266)            (47)

  Increase (decrease) in liabilities
    Trade accounts payable                                                (156)            669             (64)
    Payroll and related charges                                            222              95              84
    Taxes payable, other than income taxes                                  60             441             212
    Employee postretirement benefits, net of unrecognized
      pension obligation                                                   535             177             (61)
    Risk management activities                                              41              68             123
    Accrued interest                                                        62             158              58
    Contingencies                                                          (78)            365              37
    Abandonment                                                            (29)              -               -
    Other liabilities                                                     (231)            209             (10)
                                                                --------------- --------------- ---------------
Net cash provided by operating activities                                8,569           6,287           8,743
                                                                --------------- --------------- ---------------

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars
--------------------------------------------------------------------------------

                                                                           Year ended December 31,
                                                                -----------------------------------------------
                                                                    2003            2002            2001
                                                                --------------- --------------- ---------------
Cash flows from investing activities
  Additions to property, plant and equipment                            (6,551)         (4,911)         (4,254)
  Investment in Perez Companc S.A - PEPSA                                    -          (1,073)              -
  Investments in thermoelectric plants                                       -            (447)            (15)
  Investment in non-consolidated companies                                 (73)           (153)           (207)
  Dividends received from non-consolidated companies                        13              11              24
  Restricted deposits for legal proceedings                               (188)            (84)           (140)
  Effect on cash from merger with subsidiaries and affiliates              231               -               -
  Effect on cash of FIN 46 adoption                                      1,049               -               -
  Others                                                                     -               1               -
                                                                --------------- --------------- ---------------
Net cash used in investing activities                                   (5,519)         (6,656)         (4,592)
                                                                --------------- --------------- ---------------
Cash flows from financing activities
  Short-term debt, net issuances and repayments                            321            (367)         (1,648)
  Proceeds from issuance of long-term debt                               4,629           1,937           2,347
  Principal payments on long-term debt                                  (1,315)         (1,173)         (1,023)
  Project financing funding (payments)                                    (208)           (746)            760
  Payment of finance lease obligations                                    (108)           (247)           (465)
  Dividends paid to shareholders                                          (941)           (999)         (1,702)
  Dividends paid to minority interests                                      (2)            (19)            (23)
                                                                --------------- --------------- ---------------
Net cash provided by (used) in financing activities                      2,376          (1,614)         (1,754)
                                                                --------------- --------------- ---------------
Increase (decrease) in cash and cash equivalents                         5,426          (1,983)          2,397
Effect of exchange rate changes on cash and cash equivalents               883          (2,076)           (863)
Cash and cash equivalents at beginning of year                           3,301           7,360           5,826
                                                                --------------- --------------- ---------------
Cash and cash equivalents at end of year                                 9,610           3,301           7,360
                                                                =============== =============== ===============

                                                                           Year ended December 31,

                                                                -----------------------------------------------
                                                                     2003           2002            2001
                                                                --------------- --------------- ---------------
 Supplemental cash flow information:
 Cash paid during the year for
   Interest                                                                622             200             393
   Income taxes                                                          2,384             812             951
   Withholding income tax on financial investments                          47             120             178
                                                                --------------- --------------- ---------------
 Non-cash investing and financing transactions during the year
   Capital lease obligations                                                 -             144             406
   Project finance expenditures funded by special purpose
 companies                                                                   -             946           1,121
   Net assets acquired in purchased business combination with
   Repsol-YPF                                                                -               -             424
   Transfer of Government securities to PETROS                               -             313           2,140
   Consolidation of merchant type thermoelectrics                        1,142               -               -
   Exchange of BR shares for PETROBRAS preferred shares                    130               -               -
   Recognition of asset retirement obligation - FAS 143                    114               -               -
                                                                --------------- --------------- ---------------

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars (except per-share amounts)
--------------------------------------------------------------------------------


                                                                           Year ended December 31,
                                                                ----------------------------------------------
                                                                    2003            2002            2001
                                                                --------------- --------------- --------------
Preferred shares
  Balance at January 1                                                   2,459           1,882           1,882
  Capital increase with issue of preferred shares                          130               -               -
  Capital increase with undistributed earnings reserve                     384             577               -
                                                               --------------- --------------- ---------------
  Balance at December 31                                                 2,973           2,459           1,882
                                                               --------------- --------------- ---------------
Common shares
  Balance at January 1                                                   3,761           2,952           2,952
  Capital increase with undistributed earnings reserve                     528             809               -
                                                                --------------- --------------- --------------
  Balance at December 31                                                 4,289           3,761           2,952
                                                                --------------- --------------- --------------
Capital reserve - fiscal incentive
  Balance at January 1                                                      89             128              37
  Transfer from (to) unappropriated retained earnings                       29             (39)             91
                                                                --------------- --------------- --------------
  Balance at December 31                                                   118              89             128
                                                                --------------- --------------- --------------
Accumulated other comprehensive income

Cumulative translation adjustments
  Balance at January 1                                                 (17,306)        (11,854)         (9,159)
  Change in the year                                                     2,856          (5,452)         (2,695)
                                                                --------------- --------------- ---------------
  Balance at December 31                                               (14,450)        (17,306)        (11,854)
                                                                --------------- --------------- ---------------
Amounts not recognized as net periodic pension cost
  Balance at January 1                                                  (1,361)         (1,867)         (1,516)
  (Increase) decrease in additional minimum liability                     (344)            724            (524)
  Tax effect on above                                                      117            (218)            173
                                                                --------------- --------------- ---------------
 Balance at December 31                                                (1,588)         (1,361)         (1,867)
                                                                --------------- --------------- ---------------

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars (except per-share amounts)
--------------------------------------------------------------------------------

                                                                           Year ended December 31,
                                                                -----------------------------------------------
                                                                     2003           2002            2001
                                                                --------------- --------------- ---------------

Unrecognized gains (losses) on securities
  Balance at January 1                                                     (11)             13              65
  Unrealized gains (losses)                                                254             (36)            (77)
  Tax effect on above                                                      (86)             12              25
                                                                --------------- --------------- ---------------
  Balance at December 31                                                   157             (11)             13
                                                                --------------- --------------- ---------------
Appropriated retained earnings

  Legal reserve
    Balance at January 1                                                   643             768             648
    Transfer from (to) unappropriated
      retained earnings, net of gain or loss
      on translation                                                       446            (125)            120
                                                                --------------- --------------- ---------------
    Balance at December 31                                               1,089             643             768
                                                                --------------- --------------- ---------------

  Unrealized income reserve
    Balance at January 1                                                     -               -           1,471
    Transfer from (to) unappropriated retained earnings                      -               -          (1,471)
                                                                --------------- --------------- ---------------
                                                                             -               -               -
                                                                --------------- --------------- ---------------
  Undistributed earnings reserve
    Balance at January 1                                                 4,778           5,886           3,648
    Capital increase                                                      (912)         (1,386)              -
    Transfer from unappropriated retained earnings, net of
      gain or loss on translation                                        5,506             278           2,238
                                                                --------------- --------------- ---------------

    Balance at December 31                                               9,372           4,778           5,886
                                                                --------------- --------------- ---------------

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2003, 2002 and 2001
Expressed in Millions of United States Dollars (except per-share amounts)
--------------------------------------------------------------------------------


                                                                           Year ended December 31,
                                                                -----------------------------------------------
                                                                     2003            2002            2001
                                                                --------------- --------------- ---------------
  Statutory reserve
    Balance at January 1                                                   164             215             221
    Transfer from (to) unappropriated retained earnings, net
      of gain or loss on translation                                        71             (51)             (6)
                                                                --------------- --------------- ---------------
    Balance at December 31                                                 235             164             215
                                                                --------------- --------------- ---------------
Total appropriated retained earnings                                    10,696           5,585           6,869
                                                                --------------- --------------- ---------------
Unappropriated retained earnings
  Balance at January 1                                                  16,085          15,124          14,456
  Net income for the year                                                6,559           2,311           3,491
  Dividends (per share: 2003 - US$ 1.49 to common and preferred shares; 2002 - US$ 1.19 to common and preferred shares;
    2001 - US$ 1.62 to common and preferred shares)                     (1,635)         (1,287)         (1,851)
  Appropriation (to) from fiscal incentive reserve                         (29)            (39)             91
  Appropriation to reserves                                             (6,023)            (24)         (1,063)
                                                                --------------- --------------- ---------------
  Balance at December 31                                                14,957          16,085          15,124
                                                                --------------- --------------- ---------------

Total shareholders' equity                                              17,152           9,301          13,247
                                                                =============== =============== ===============

Comprehensive income (loss) is comprised as follows:

  Net income for the year                                                6,559           2,311           3,491
  Cumulative translation adjustments                                     2,856          (5,452)         (2,695)
  Amounts not recognized as net periodic pension cost                     (227)            506            (351)
  Unrealized gain on available-for-sale securities                         168             (24)            (52)
                                                                --------------- --------------- ---------------

  Total comprehensive income (loss)                                      9,356          (2,659)            393
                                                                =============== =============== ===============

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
--------------------------------------------------------------------------------

1.   The Company and its operations

     PETROLEO BRASILEIRO S.A. - PETROBRAS is Brazil's national oil company and, directly or through its subsidiaries (collectively, "PETROBRAS" or the "Company"), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, PETROBRAS may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

     PETROBRAS was incorporated under Law No. 2,004 on October 3, 1953. Until November of 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the "Federal Government") for purposes of exploiting the Federal Government's constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November of 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government's exclusive agent in Brazil's hydrocarbons sector and up to 2001 had been operating in an environment of gradual deregulation and increasing competition.

     In accordance with Law No. 9,478 ("Petroleum Law") and Law No. 9,990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberalized beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also to import and export oil products.

     The Company also has oil and gas operations in international locations, with the most significant international operations being in other Latin American countries.

2.   Summary of significant accounting policies

     In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

     Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

     (a)  Basis of financial statements preparation

          The accompanying consolidated financial statements of PETROLEO BRASILEIRO S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by PETROBRAS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities Commission (CVM).

          The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While PETROBRAS has selected the U.S. Dollar as its reporting currency, the functional currency of PETROBRAS is the Brazilian Real.

          The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 2.8892 and R$ 3.5333 to US$
          1.00 at December 31, 2003 and 2002, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain/ (loss) in the amount of US$ 2,856 in 2003 (2002 - US$ (5,452) and 2001 - US$
          (2,695)) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment ("CTA") within Other Comprehensive Income in the statement of changes in shareholders' equity.

     (b)  Basis of consolidation

          The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46 (Note 3(b)). Intercompany accounts and transactions are eliminated.

          The following majority-owned subsidiaries and variable interest entities are consolidated:

              Subsidiary companies                                Activity
--------------------------------------------------  ----------------------------

Petrobras Quimica S.A. - PETROQUISA                 Petrochemical
Petrobras Distribuidora S.A. - BR                   Distribution
BRASPETRO Oil Services Company - BRASOIL            International operations
BRASPETRO Oil Company - BOC                         International operations
PIB - Petrobras Internacional - BRASPETRO B.V. (1)  International operations
Petrobras Energia Ltda.                             Energy
Petrobras Negocios Eletronicos S.A.                 Corporate
Petrobras Gas S.A. - GASPETRO                       Gas transportation
Petrobras International Finance Company - PIFCO     Marketing
Petrobras Transporte S.A. - TRANSPETRO              Transportation
Downstream Participacoes S.A.                       Refining and distribution
Petrobras Netherlands BV                            Explorations and Production
UTE Nova Piratininga Ltda.                          Energy
TERMOR Participacoes S.A.                           Energy
TERMORIO S. A. (3)                                  Energy
TERMOBAHIA Ltda. (3)                                Energy
Ibiritermo S. A. (3)                                Energy
EVM Leasing Co. (2)                                 Explorations and Production
Companhia Petrolifera Marlim (2)                    Explorations and Production
NovaMarlim Petroleo S.A. (2)                        Explorations and Production
Nova Transportadora do Sudeste S.A.(2)              Transportation
Nova Transportadora do Nordeste S.A.(2)             Transportation
Barracuda e Caratinga Holding Company B.V. (2)      Explorations and Production
Cayman Cabiunas Investments Co. Ltda. (2)           Explorations and Production
Langstrand Holdings S.A.(2)                         Explorations and Production
Albacora Japan Petroleum Limited Company(2)         Explorations and Production
Companhia de Recuperacao Secundaria (2)             Explorations and Production
PDET ONSHORE S.A. (2)                               Explorations and Production
MPX Termoceara Ltda. (4)                            Energy
SFE - Sociedade Fluminense de Energia Ltda. (4)     Energy
Consorcio Macae Merchant (4)                        Energy


          (1) Parent Company of Petrobras Energia S.A-PEPSA. (former Perez Companc S.A.-PECOM) and Petrolera Entre Lomas S.A. - PELSA (former Petrolera Perez Companc S.A.)

          (2) Consolidated according to FIN 46, commencing December 31, 2003. Formerly were special purpose entities formed in connection with project finance transactions.

          (3) Consolidated according to FIN 46, commencing December 31, 2003. Formerly were accounted for as capital leases pursuant to SFAS
               13. See Notes 15 and 16.

          (4) Consolidated according to FIN 46, commencing December 31, 2003. Formerly were not consolidated to PETROBRAS financial statements, see Note 16.

     (c)  Cash equivalents

          Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

     (d)  Accounts receivable

          Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

     (e)  Inventories

          Inventories are stated as follows:

          o Raw materials comprise principally crude oil inventories, which are stated at the lower of average cost or market value.

          o Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

          o Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

     (f)  Investments in non-consolidated companies

          The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee's outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee's dividends.

     (g)  Government and marketable securities

          The Company holds National Treasury Bonds "Series B" (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The Company has maintained junior trust notes received in connection with the structured finance program as held-to-maturity, and additionally has certain available-for-sale investments in companies with publicly traded shares.


     (h)  Property, plant and equipment

          o    Costs incurred in oil and gas producing activities

               The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

          o    Property acquisition costs

               Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

          o    Exploratory costs

               Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

          o    Development costs

               Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

          o    Production costs

               Costs incurred with producing wells are expensed as incurred.

          o    Abandonment costs

               Through December 31, 2002, the Company recorded abandonment costs in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Production Companies ("SFAS 19"). Under SFAS 19, the estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. Effective January 1, 2003, the Company adopted SFAS 143 for abandonment costs (see
               Note 3(a) for information related to the new accounting policy for abandonment costs commencing from January 1, 2003).

          o    Depreciation, depletion and amortization

               Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved reserves produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. Prior to January 1, 2003, estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.


               Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

                   Building and improvements                    25 years
                   Equipment and other assets                 3-25 years
                   Platforms                                 10-25 years
                   Pipelines                                    30 years

          o    Impairment

               In accordance with SFAS No. 144 - Impairment of Long-Lived Assets ("SFAS 144"), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

          o    Maintenance and repairs

               The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

          o    Capitalized interest

               Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost ("SFAS 34"). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Interest is capitalized at the Company's weighted average cost of borrowings.

     (i)  Revenues, costs and expenses

          Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenue based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.


     (j)  Income taxes

          The Company accounts for income taxes in accordance with SFAS No. 109
          - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

          PETROBRAS records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes that will not be recovered against future taxable income using a "more likely than not" criterion.

     (k)  Employee postretirement benefits

          The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers' Accounting for Pensions ("SFAS 87").

          In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions ("SFAS 106").

          The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

     (l)  Environmental and remediation costs

          Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated.

     (m)  Accounting for the effect of Federal Government regulation

          As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as of January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market. Therefore the specific parcel price (Parcela de Preco Especifico - PPE) is no longer collected.

          Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account during 2002 relate only to (i) payments and adjustments mandated by the Agencia Nacional do Petroleo - ANP ("ANP") with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

          The impact of Federal Government regulation on the Company's balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2003, 2002 and 2001 (see Note 11). The impact of this regulation is recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

          The Contribuicao de Intervencao no Dominio Economico (Contribution of Intervention in the Economic Domain Charge - CIDE) on the importation and sale of fuels was established by Law No. 10,336 dated December 19, 2001.

          The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

          The Company's income statement for the year ended December 31, 2001 were impacted by Federal Government regulation in the amount of US$ 1,066.

     (n)  Compensated absences

          The liability for future compensation of employees for vacations is accrued as earned.

     (o)  Earnings per share

          Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares' priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares' priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. Each American Depositary Share (ADS) for common shares represent one share of the Company's common shares or one share of the Company's preferred shares and, in each case, is presented together with earnings per share.

     (p)  Research and development costs

          Research and development costs are charged to expense when incurred.

     (q)  Accounting for derivatives and hedging activities

          The Company adopted SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities
          - Deferral of the Effective Date of SFAS No. 133 ("SFAS 137") and SFAS No. 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138"), on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability measured at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized in earnings/losses unless specific hedge accounting criteria is met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings/losses or other comprehensive income, a component of shareholders' equity, depending upon the type of hedge and the degree of hedge effectiveness. The Company has determined that none of its derivative financial instruments that had been previously treated as hedges qualified for hedge accounting under the new standard. The net-of-tax cumulative-effect recorded on January 1, 2001 to recognize the Company's derivative financial instruments were not significant.

          The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. These instruments are marked-to-market on a current basis and associated gains and losses are recognized currently in the income statement.

          The Company may also use derivative financial instruments to mitigate the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, in the same line item as foreign exchange gains and losses arising on the Company's outstanding debt balance.

          PEPSA also uses derivative instruments such as swaps, options, futures, and other instruments, principally to mitigate the impact of changes in crude oil prices, exchange rates and interest rates. PEPSA's crude oil derivative instruments and interest rate swap instruments are designed to mitigate specific exposures and thus qualify as cash flow hedges under SFAS 133. As cash flow hedges, the gains and losses associated with the derivative instrument are deferred and recorded in other comprehensive income until the underlying hedge transaction impacts earnings, with the exception of any ineffective portions. Derivative instruments not qualifying for hedge accounting are marked-to-market through earning on a current basis.

     (r)  Recently issued accounting pronouncements

          EITF Issue 86-12, "Accounting by Insureds for Claims-Made Insurance Policies", EITF Issue 03-3, "Accounting for Claims-Made Insurance Policies by the Insured Entity", and EITF Abstracts Topic D-79, "Accounting for Retroactive Insurance Contracts Purchased by Entities Other than Insurance Enterprises", address various aspects of the accounting for retroactive insurance contracts and claims-made insurance policies by the insured entity. EITF Issue 03-8 finished discussion in November of 2003 and has the purpose to codify the guidance set forth in the aforementioned pronouncements. The Company contracts claims made insurance policies on a prospective basis only and records provisions, as applicable, for all probable losses that may result under SFAS No. 5 - Accounting for Contingencies ("SFAS 5").

     (s)  Reclassifications

          Certain prior years' amounts have been reclassified to conform with the current year's presentation. These reclassifications had no impact on the Company's net income or shareholders' equity.

3.   Accounting change

     (a)  SFAS No. 143 - Accounting for asset retirement obligations

          As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies ("SFAS 19"). At the end of 2002, the cumulative amount accrued under SFAS 19 was US$ 1,166.

          This provision for abandonment was recognized as a component of accumulated depreciation, depletion and amortization as of December 31, 2002, with no separate provision for abandonment liability being disclosed on the face of the financial statements. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

          The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US$ 1,056 reduction to the abandonment provision, and a US$ 359 increase in deferred income tax liabilities, see Note 4. Additionally, the change in accounting principle resulted in a US$ 16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US$ 9 on proved developed properties. Further, on January 1, 2003, PETROBRAS established an abandonment liability with respect to proved undeveloped reserves in the amount of US$ 44.

          This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

          Measurement of assets retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

          A summary of the annual changes in the abandonment provision are presented as follows:

                                                    Assets      Liabilities
                                                 ------------- --------------

Balance as of December 31, 2002                             -          1,166
Reversion of provision                                      -         (1,056)
Assets related to proved developed property                16              -
Accumulated depreciation                                   (9)             -
Assets related to proved undeveloped property              44             44

                                                 ------------- --------------

Balance as of January 1, 2003                              51            154
PEPSA acquisition                                          11             28
Depreciation and impairment                               (29)             -
Accretion expenses                                          -             43
Liabilities incurred                                      114            114
Liabilities settled                                         -            (14)
Cumulative translation adjustment                          15             71
                                                 ------------- --------------

Balance as of December 31, 2003                           162            396
                                                 ============= ===============

          The following unaudited pro-forma financial information presents the asset retirement obligation as if FAS 143 adoption had occurred at January 1, 2001 using current rates and assumptions.

                                                    Assets      Liabilities
                                                 ------------- --------------

Beginning balance as of January 1, 2001                     -          1,588
Reversal of provision                                      97         (1,333)
                                                 ------------- --------------
Asset retirement obligation balances at
  January 1, 2001                                          97            255
Depreciation                                               (2)             -
Liabilities settled                                         -            (14)
Actualization of provision, at net present value            -             33
Cumulative translation adjustment                         (15)           (39)
                                                 ------------- --------------
Balance as of December 31, 2001                            80            235
Depreciation                                               (2)             -
Liabilities settled                                         -            (30)
Actualization of provision, at net present value            -             29
Cumulative translation adjustment                         (27)           (80)
                                                 ------------- --------------
Balance as of December 31, 2002                            51            154
                                                 ============= ==============

      The following unaudited pro-forma summary financial information presents the consolidated results of operations as if the adoption of FAS 143 had occurred at the beginning of the periods presented.

                                                           2002                        2001
                                                --------------------------------------------------------
                                                                Pro forma                   Pro forma
                                                As reported    (unaudited)   As reported   (unaudited)
                                                ------------- ------------- -------------- -------------

Net operating revenues                                22,612         22,612       24,549         24,549
Cost of sales                                         11,506         11,506       12,807         12,807
Depreciation, depletion and amortization               1,930          1,651        1,729          1,649
Exploration, including exploratory dry holes             435            464          404            437
Impairment                                                75             75          145            145
Others                                                (1,658)        (5,434)        (906 )       (4,672)
Income tax expense                                    (1,153)        (1,238)      (1,389 )       (1,405)
Minority interest                                        232            232           88             88
Cumulative effect of change in accounting
  principle, net of tax                                    -              -            -            816
Net income for the year                                2,311          2,476        3,491          4,338
Basic and diluted earnings per share                    2.13           2.28         3.21           3.99

     (b) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities

          The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise do not have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises' voting interest in such entities.

          The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period ending after December 15, 2003.

          The Company adopted FIN 46 in its December 31, 2003 annual financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financing arrangements in which the Company has an interest, and which were deemed to be variable interest entities for which the Company was the primary beneficiary. These entities are detailed above in Note 2 (b). Prior to adoption of FIN 46, a significant portion of the Company's share of commitments and debt obligations, as well as fixed asset contributions, were already included in the consolidated financial statements as the project financing transactions qualified as capital leases.

          Thus, adoption of FIN 46 related to the special purpose companies formed in connection with project finance arrangements did not have a significant impact on the Company's financial condition. While PETROBRAS does not have specific assets set aside and established as collateral for these special purpose entities, the Company does have certain contractual obligations relating to the debt of the special purpose entities.

          Three thermoelectric plants were also consolidated at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on the Company's financial condition.

          Furthermore, PETROBRAS has determined that it is the primary beneficiary of three additional plants for which it has certain contractual obligations to bear energy market risk. The effect of the consolidation of these three thermoelectrics was an increase in fixed assets of US$ 1,142 and an increase in liabilities of US$ 1,142. Results of operations for these companies will only be consolidated in 2004.

     (c)  EITF 01-08 - Determining whether an arrangement contains a lease

          EITF 01-08 "Determining Whether an Arrangement Contains a Lease," expands former guidance respective to determination of whether an arrangement contains a lease that is within the scope of SFAS No. 13 - Accounting for Leases, ("SFAS 13") and offers specific guidance related to transportation and other energy contracts that may qualify as leases. Adoption of this EITF in 2003 did not have a significant impact on the Company's accounting for its energy and transportation contracts.

     (d) EITF 02-6 - Classification in the statement of cash flows of payments made to settle an asset retirement obligation

          PETROBRAS has adopted the presentation outlined in EITF 02-6 - Classification in the Statement of Cash Flows of Payments made to Settle an Asset Retirement Obligation within the Scope of SFAS 143, with immaterial changes to prior classification of such costs as investment activities.

4.   Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years are presented as follows:

                                       Year ended December 31, - %
                        --------------------------------------------------------
                               2003               2002                2001
                        ------------------- ------------------ -----------------
Federal income tax rate                 25                 25                25
Social contribution                      9                  9           9 to 12
                        ------------------- ------------------ -----------------
Composite tax rate                      34                 34          34 to 37
                        =================== ================== =================


     During 2001, the Company recognized a benefit in the amount of US$ 111, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of PETROQUISA included in the National Privatization Program (PND) due to expiration of the statute of limitations.

     Also during 2001, certain changes were introduced in the Brazilian tax legislation, including a requirement that earnings from foreign subsidiaries be included in the determination of current taxes payable in Brazil. As a result, the Company recorded a provision of US$ 100 relating to income taxes on its foreign subsidiaries undistributed taxable income generated since 1996.

     Substantially all of the Company's taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial statements.

                                                                          Year ended December 31,
                                                               ----------------------------------------------
                                                                   2003            2002            2001
                                                               --------------- --------------  --------------

Income before income taxes, minority
interest and accounting changes                                         8,773         3,232           4,792
                                                               =============== ==============  ==============

Tax expense at statutory rates                                         (2,983)        (1,099)        (1,629)
Adjustments to derive effective tax rate:

  Reversal of income tax                                                    -             -             111
  Non-deductible postretirement health-benefits                          (107)           (73)           (73)
  Tax on unremitted earnings of foreign subsidiaries                        -             -            (100)
  Foreign income subject to different tax rates                             -             -              94
  Change in valuation allowance                                           150           (204)           (38)
  Tax benefit on interest on shareholders' equity                         364             241           307
  Income taxes regarding abandonment liabilities adjustments
    related to the year ended December 31, 2002                           (61)             -              -
  Others                                                                  (26)           (18)           (61)
                                                               --------------- --------------  --------------

Income tax expense per consolidated statement of income                (2,663)        (1,153)        (1,389)
                                                               =============== ==============  ==============

     TBG, a subsidiary of GASPETRO, has accumulated tax loss and negative income tax and social contribution carryforwards amounting to US$ 469 (US$ 768 in 2002) as of December 31, 2003, which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9,249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.

     However, considering the long estimated term for utilization, these tax credits, totaling US$ 159 (US$ 239 - 2002), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2003 and 2002. The accounting recognition of these credits is reviewed annually.

     The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

                                                          As of December 31,
                                                 --------------------------------------
                                                        2003               2002
                                                 ------------------- ------------------
Current Assets
  Inventories                                                    13                 39
  Lease obligations                                              82                 96
  Provision for profit sharing                                   97                 41
  Provision for loss on Energy                                    -                 70
  Provision for INSS                                             23                 12
  Other temporary differences                                    41                 13
                                                 ------------------- ------------------

Net current deferred tax assets                                 256                271
                                                 =================== ==================

Non-current
Assets
  Employees' postretirement benefits, net of
    unrecognized pension obligation                             764                531
  Deferred assets                                               130                 51
  Tax loss carryforwards                                         69                243
  Investments                                                    65                  2
  Lease obligations                                             330                618
  Project financing                                             109                706
  Provision for notification from INSS                           47                 26
  Other temporary differences                                   289                140
  Valuation allowance                                           (54)              (239)
                                                 ------------------- ------------------
                                                              1,749              2,078
                                                 =================== ==================
Liabilities
  Capitalized exploration and development costs               1,635                670
  Property, plant and equipment                               1,131              1,638
  Other temporary differences                                   105                 29
                                                 ------------------- ------------------
                                                              2,871              2,337
                                                 =================== ==================

Net long-term deferred tax liabilities                       (1,122)              (259)
                                                 =================== ==================

      As a result of the NTN-P swap transaction in 2001, described in Note 6, the income tax on interest on government securities held-to-maturity, which payment had been deferred, became payable and the corresponding provision for income tax and social contribution was transferred to current liabilities on December 28, 2001.

4.    Income taxes--Continued Year



      Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year. The following presents the changes in the valuation allowance for the end years ended December 31, 2003, 2002 and 2001:

                                                                          Year ended December 31,
                                                               ----------------------------------------------
                                                                   2003            2002            2001
                                                               --------------- --------------  --------------

 Balance at January 1,                                            (239)              (170)              (147)
 Reductions (additions)                                             80                (69)               (23)
                                                    ------------------- ------------------ ------------------
 Balance at December 31,                                          (159)              (239)              (170)
                                                    =================== ================== ==================

5.    Cash and cash equivalents
                                                                                   As of December 31,
                                                                         --------------------------------------
                                                                                    2003               2002
                                                                         ------------------- ------------------


 Cash                                                                                  765                 661
 Investments - local currency                                                        4,926               2,216
 Investments - U.S. dollars                                                          3,919                 424
                                                                         ------------------  ------------------


                                                                                     9,610               3,301
                                                                         ==================  ==================


Cash includes US$ 1,049 at December 31, 2003, as a result of incorporation of certain special purpose entities pursuant to the FIN 46 consolidation. See Note 12 relating to repurchased securities held in an exclusive fund.

6.    Government securities

      On December 28, 2001, PETROBRAS entered into a contract with the Federal Government to exchange the restricted National Treasury Bonds "Series P" (NTN-P) for unrestricted National Treasury Notes - Series B (NTN-B) with a face value of US$ 3,239. The NTN-P had previously been accounted for as held-to-maturity securities. The NTN-B were created on July 4, 2001 by means of Federal Decree No. 3,859. The exchange was accounted for at fair value and a loss of US$ 1,099 was recorded in the results of operations for 2001. The NTN-B were classified as available-for-sale, and on December 28, 2001, the Company transferred NTN-B notes with a fair value of US$ 1,475 to PETROS, the Company's current pension plan for employees (see
      Note 17) to increase pension assets.

      On December 30, 2002, the Company effectively transferred a portion of the NTN-B with a fair value of US$ 388 to PETROS to further increase plan assets.

      The Company has retained title to NTN-B amounting to US$ 283 as of December 31, 2003 (US$ 176 as of December 31, 2002). These bonds have been advanced to PETROS and the Company intends to utilize them to provide incentives for participants to migrate from the PETROS Plan to the PETROBRAS VIDA, the Company's new pension plan for employees (see Note
      17). Accordingly, as the Company still has the risks and rewards relating to the bonds, they are accounted for as securities available-for-sale and their corresponding earnings will be recorded on an amortized cost basis, with changes in fair value presented in the statement of shareholders' equity as a component of other comprehensive income.

      The NTN - B are denominated in reais, earn interest at 6% annually plus the variation of the IPCA (Consumer Price Index - Adjusted) and mature in 2031.

7.    Accounts receivable, net

      Accounts receivable consisted of the following:

                                                                               As of December 31,
                                                                     --------------------------------------
                                                                          2003               2002
                                                                     ------------------- ------------------
Trade
  Third parties                                                                   3,730              2,827
  Related parties (Note 26)                                                         483                510
                                                                      ------------------ ------------------
                                                                                  4,213              3,337
Less: allowance for uncollectible accounts                                         (780)              (701)
                                                                      ------------------ ------------------
                                                                                  3,433              2,636
Less: long-term accounts receivable, net                                           (528)              (369)
                                                                      ------------------ ------------------
Current accounts receivable, net                                                  2,905              2,267
                                                                      ================== ==================

                                                                               As of December 31,
                                                            -----------------------------------------------

                                                                   2003            2002            2001

                                                             --------------- --------------- ---------------
Allowance for uncollectible accounts
  Balance at January 1,                                                (701)           (708)           (312)
  Additions                                                             (79)            (56)           (421)
  Write-offs                                                              -              63              25
                                                             --------------- --------------- ---------------
Balance at December 31                                                 (780)           (701)           (708)
                                                             =============== =============== ===============
Allowance on short-term receivables                                    (106)            (77)            (66)
                                                             --------------- --------------- ---------------
Allowance on long-term receivables                                     (674)           (624)           (642)
                                                             --------------- --------------- ---------------


      At December 31, 2003 and 2002, long-term receivables include US$ 581 and US$ 569 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO ("Floating Production, Storage and Offloading") and FSO ("Floating, Storage and Offloading") and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

      Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral. The balances of this provision amounted US$ 509 and US$ 497 as of December 31, 2003 and 2002.

      The Company prevailed in the lawsuit filed with an American court by the insurance companies Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain, since 1997, a legal ruling in the United States to exempt the insurance companies from the obligation to pay the sum insured for the construction of platforms P-19 and P-31. As a result of a court decision by the first level of the Federal District Court of the Southern District of New York, the Company was entitled to receive losses and damages in the amount of US$ 237, plus interest and reimbursement of legal expenses through the settlement date. This decision is pending appeal to the Appeals Court of the State of New York, and therefore the Company has not recognized this amount in the financial statements.

8.    Inventories

                                                                               As of December 31,
                                                                     --------------------------------------
                                                                          2003               2002
                                                                     ------------------- ------------------
                                                                    ------------------------------------------
Products

  Oil products                                                                       858                  982
  Fuel alcohol                                                                        67                   86
                                                                    ---------------------  -------------------
                                                                                     925                1,068
Raw materials, mainly crude oil                                                    1,280                  990
Materials and supplies                                                               708                  482
Others                                                                                34                    -

                                                                    ---------------------  -------------------
                                                                                   2,947                2,540
                                                                    =====================  ===================

At December 31, 2003 and 2002, there were no inventories requiring an obsolescence provision.



9.    Property, plant and equipment, net

(a)   Composition of balance

      Property, plant and equipment, at cost, are summarized as follows:

                                                                    As of December 31,
                                 ------------------------------------------------------------------------------
                                                  2003                                   2002
                                 --------------------------------------- --------------------------------------
                                              Accumulated                             Accumulated
                                    Cost      depreciation     Net          Cost      depreciation     Net
                                 ------------ ------------ ------------- ------------ ------------ ------------

      Buildings and improvements         587         (298)          289          383         (215)         168

      Oil and gas assets              25,741      (12,305)       13,436       17,465      (10,374)       7,091
      Equipment and other assets      11,597       (5,574)        6,023        6,635       (3,491)       3,144
      Capital lease - platforms,
      vessels and
        thermoelectric plants          2,743         (994)        1,749        3,351         (852)       2,499
      Rights and concessions             531          (83)          448          121           (4)         117
      Land                               136            -           136          105            -          105
      Materials                          294            -           294          184            -          184

      Expansion projects -
        Construction and
      installations
          in progress:
          Exploration and                               -                                       -
            production                 4,817                      4,817        3,477                     3,477
          Supply                       2,442            -         2,442        1,105            -        1,105
          Gas and Energy               1,020            -         1,020          243            -          243
          Distribution                   106            -           106           64            -           64
          Corporate                       31            -            31            -            -            -
          Other                           14            -            14           27            -           27

                                 ------------ ------------ ------------- ------------ ------------ ------------
                                      50,059      (19,254)       30,805       33,160      (14,936)      18,224
                                 ============ ============ ============= ============ ============ ============


      During 2003, the Company capitalized US$ 184 of interest cost (2002 - US$ 139; 2001 - US$ 123).

      The property, plant and equipment account at December 31, 2003 and 2002, respectively, includes US$ 678 and US$ 292 of assets under construction that are intended to be sold or transferred into structured financing deals. These assets include natural gas pipelines and other oil and gas projects at 2003, and thermoelectric plants, natural gas pipelines and other oil and gas projects at 2002. Additionally, the property, plant and equipment account at December 31, 2003 and 2002, respectively, includes US$ 978 and US$ 653 of assets under agreements with investors.

      The property, plant and equipment balance at December 31, 2003, includes US$ 5,775 of assets consolidated as a result of the adoption of FIN 46. Of this amount, US$ 3,718 was previously included in the property, plant and equipment balance at December 31, 2002 for special purpose project financing entities and certain thermoelectric plants accounted for as capital leases. The increase to property, plant and equipment resulting from the adoption of FIN 46 is related to the consolidation of three thermoelectric plants which were previously only recognized as guarantees; see Note 16.

(b)   Impairment

      For the years ended December 31, 2003, 2002 and 2001, the Company recorded impairment charges of US$ 70, US$ 75 and US$ 145, respectively. During 2003, US$ 65 of the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company's Fazenda Belem on-shore field (US$ 15) in Rio Grande do Norte, and the Lamarao on-shore field (US$ 4) in Bahia. During 2002, US$ 75 of the impairment charge was related to producing properties in Brazil, primarily recorded in the Company's Voador field (US$ 42) in the Campos basin, Caravelas field (US$
      15) in the Santos basin and Massape field (US$ 4) in the Reconcavo basin.

      During 2001, US$ 129 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Voador field (US$ 88) in the Campos basin and Caravelas field (US$ 30) in the Santos basin. The remaining US$ 16 were recorded in the international segment primarily in the Company's Upia field (US$13) located in Colombia. These charges were recorded based upon the Company's annual assessment of the fields using pricing and other assumptions consistent with those used in the Company's overall strategic plan.

(c)   Return of exploration areas to the ANP

      During 2003, PETROBRAS returned to the ANP the rights to over twenty two exploratory concessions where it had not made any oil or gas discoveries.

      Thus, total concessions returned are as follows: 113 (one hundred and thirteen) of the 115 (one hundred and fifteen) concessions granted to the Company on August 6, 1998; 2 (two) of the 5 (five) exploratory concessions areas acquired under the "BID 1" in June of 1999; and 50% of the original areas related to 8 (eight) exploratory concession areas acquired under the "BID 2", in June of 2000.

(d)   5th ANP auction of exploratory blocks

      The Company acquired 88 (eighty-eight) new exploratory concessions of the 908 (nine hundred and eight) blocks offered by ANP in the 5th bid for exploratory blocks held in August of 2003. The Company has exclusive rights over 85 (eighty-five) of these concessions and the other 3 (three) were acquired under a consortium. The Company is not the operator of the consortium. The costs incurred by the Company in subscription bonus totaled US$ 7.

10.   Investments in non-consolidated companies and other investments


      PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

                                                                                    Investments
                                                                        --------------------------------------
                                                  Total ownership              2003               2002
                                              ------------------------- ------------------- ------------------

Equity method                                      20 % - 50% (a)                      664                131

Investments available-for-sale                        8% - 16%                         331                 85
Investments at cost                                                                    178                118
                                                                        ------------------- ------------------
Total                                                                                1,173                334

                                                                        =================== ==================


      (a) As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted for as equity investments due to particularities of control.

      During 2003, the Company acquired PEPSA and PELSA (see Note 19), that hold interests in other companies that are recorded according to equity method or at cost. The balance of those investments as of December 31, 2003 amounted to US$ 401 of which US$ 348 was recorded using the equity method. Those companies operate mainly in exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals.

      At December 31, 2003 and 2002, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquimica Uniao S.A. - PQU and Companhia Petroquimica do Sul S.A. - COPESUL. The Company's investments in these companies with publicly traded shares amounts to less than 20% of the investee's total voting shares, are classified as available for sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$ 207 and US$ (16) as of December 31, 2003 and 2002, respectively. These holding (losses) gains are reflected as a component of shareholder's equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

      The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government's Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of the investments as of December 31, 2003 and 2002 includes US$ 46 and US$ 38 respectively, and are included as equity method investments due to the Company's ability to influence such operations.

      The Company's investment in equity of non-consolidated companies generated equity gains (losses) in results of non-consolidated companies of US$ 141 for the year ended December 31, 2003 (2002 - US$ (178); 2001 - US$ (8)).



11.   Receivable from Federal Government


      (a)   Deregulation of the Brazilian fuel market

      In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government's regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations. See additional discussion at Note 2 respective to market regulation in Brazil and the effect of such on the historical financial statements.

      (b)   Changes in the petroleum and alcohol account


      The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2003 and 2002:

                                                                               Year ended December 31,
                                                                           ----------------------------------
                                                                                2003             2002
                                                                           ----------------------------------


      Opening balance                                                                   182              81
      Advances (collections) - PPE                                                        -              (6 )
      Reimbursements to third parties:  principally subsidies paid to
        fuel alcohol producers                                                            5             253
      Financial income                                                                   10               2
      Result of audit conducted by the Federal Government                                 -             (29)
      Translation gain (loss)                                                            42            (119)
                                                                           ----------------------------------
      Ending balance                                                                    239             182
                                                                           ==================================

      (c)   Certification by the Federal Government


      The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

      The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for the settlement of the account with the Federal Government.

      The settlement of the account with the Federal Government should have been completed by December 31, 2002, according to the provisions of Law No. 10,453 of May 13, 2002, amended by Decree No. 4,491 of November 29, 2002. On June 26, 2003 Provisional Measure 123, article 11, which was converted to Law No. 10,742 dated October 6, 2003, extended the term of settlement of accounts involving reciprocal debits and credits between PETROBRAS and the Federal Government to June 30, 2004, and in so doing, automatically extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

      (d)   National Treasury Bonds Series H (NTN-H)

      On June 30, 1998, the Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account. On June 27, 2003, the National Treasury Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, which expired on June 30, 2003 and were held in guarantee of payment of an outstanding balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same terms as the cancelled bonds but expiring on June 30, 2004. The value of the outstanding bonds at December 31, 2003 was US$ 59, at which time the balance of the Petroleum and Alcohol Account was US$ 239. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.


      The Brazilian Government, upon the Company's consent, can effect the cancellation of all or a portion of the bonds' outstanding balance. The NTN-H will mature on June 30, 2004 and currently PETROBRAS has no other rights on those bonds; withdrawal or transfers are not allowed.


12.   Financings


      (a)   Short-term debt


      The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

                                                                                    As of December 31,
                                                                         --------------------------------------
                                                                               2003                2002
                                                                         ------------------- ------------------
      Import - oil and equipment                                                        872                286
      Working capital                                                                   447                385
      Others                                                                             10                  -
                                                                         ------------------- ------------------
                                                                                      1,329                671
                                                                         =================== ==================


      The weighted average annual interest rates on outstanding short-term borrowings were 3.79 % and 3.86% at December 31, 2003 and 2002, respectively.

      (b)   Long-term debt


            o     Composition

                                                                                 As of December 31,
                                                                        --------------------------------------
                                                                              2003                2002
                                                                        ------------------- ------------------
           Foreign currency

            Notes                                                                     5,462              2,234
            Financial institutions                                                    3,591              2,240
            Sale of future receivables                                                1,767                900
            Suppliers' credits                                                          728                876
            Senior exchangeable notes                                                   338                338
            Repurchased securities (1)                                                 (207)                 -

                                                                        ------------------- ------------------
                                                                                    11,679              6,588
                                                                        ------------------- ------------------
           Local currency
            Debentures                                                                  666                500
            National Economic and Social Development
              Bank - BNDES (state-owned company, see Note 26)                           358                403
            Debentures (state-owned company, see Note 26)                               262                188
            Others                                                                       68                 35
                                                                        ------------------- ------------------
                                                                                     1,354              1,126
                                                                        ------------------- ------------------


          Total (2)                                                                  13,033              7,714
          Current portion of long-term debt                                          (1,145)              (727)

                                                                        ------------------- ------------------
                                                                                    11,888              6,987
                                                                        =================== ==================


         (1) At December 31, 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies in the total amount of US$ 920. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, US$ 207, and project finance, US$ 713. See also
              Note 14.

         (2) Includes US$ 375 related to thermoelectric plants consolidated under FIN 46. See additional discussion at Note 16.

            o     Composition of foreign currency denominated debt by currency

                                                                                   As of December 31,
                                                                       --------------------------------------
                                                                             2003                2002
                                                                       ------------------  ------------------
          Currencies
            United States dollars                                                  10,621               5,522
            Japanese Yen                                                              628                 764
            EURO                                                                      429                 297
            Others                                                                      1                   5
                                                                       ------------------  ------------------
                                                                                  11,679               6,588
                                                                       ==================  ==================

            o     Maturities of the principal of long-term debt

            The long-term portion at December 31, 2003 becomes due in the following years:

          2005                                                                                          1,136
          2006                                                                                          1,322
          2007                                                                                          1,992
          2008                                                                                          1,384
          2009 and thereafter                                                                           6,054
                                                                                          ===================
                                                                                                      11,888
                                                                                          ===================


         As of December 31, 2003, US$ 1,923of long-term debt was related to PEPSA.


            o     Composition of long-term debt by annual interest rate

         Interest rates on long-term debt were as follows:


                                                                                 As of December 31,

                                                                        --------------------------------------
                                                                              2003                2002
                                                                        ------------------- ------------------
         Foreign currency
           6% or less                                                                4,365              3,080
           Over 6% to 8%                                                             2,154              1,220
           Over 8% to 10%                                                            4,990              2,287
           Over 10% to 15%                                                             170                  1
                                                                        ------------------- ------------------
                                                                                    11,679              6,588
                                                                        ------------------- ------------------
         Local currency
           6% or less                                                                  668                235
           Over 6% to 8%                                                                 -                390
           Over 10% to 15%                                                             686                501
                                                                        ------------------- ------------------
                                                                                     1,354              1,126
                                                                        ------------------- ------------------
                                                                                    13,033              7,714
                                                                        =================== ==================


         On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400 due April of 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

         On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500 due July of 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, the Company issued an additional US$ 250 in Global Notes, which form a single fungible series with the Company's US$ 500 Global Notes due July of 2013. The Company used the proceeds from these issuances principally to repay trade-related debt.

         On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750 due December of 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

            o     Composition of long-term debt by annual interest rate

            On October 24, 2003, Petrobras Energia S.A. issued US$ 100 notes - Series R, with a 9.375% annual coupon payable semiannually, and a 9.5% annual yield to maturity, and due date of 2013.

            o     Structured finance of exports


            Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust ("PF Export"), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

            As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800:

            - US$ 1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

            - US$ 300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

            The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

            o     Structured finance of exports--Continued

            In May of 2003, the PF Export Trust issued to the Company additional US$ 750 in Senior Trust Certificates and US$ 150 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550 bearing annual interest of 6.436% and due in June of 2015 and Series 2003-B of US$ 200 bearing annual interest due of 5.548% due in June of 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December of 2001.

      (c)   Issue of non-convertible debentures


      During 2002, PETROBRAS issued the following book-entry, non-convertible debentures, without guarantee or preference, in a single issue:

                      Issue date                    Quantity         Period          Index          Interest
      ---------------------------------------------------------- --------------- --------------- ---------------
      August 29                                         750,000        10 years            IGPM        11% p.a.
      October 4 and 23                                  775,000         8 years            IGPM      10.3% p.a.

      The proceeds of these issuances were used for general corporate purposes. There were no additional issuances in 2003 on non-convertible debentures.

      (d)   Guarantees and covenants

      Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

      At December 31, 2003 and 2002, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

      The Company's debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company's debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

      The Federal Government guarantees TBG's Multilateral Credit Agency debt, which had an outstanding balance of US$ 463 and US$ 487 at December 31, 2003 and 2002, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

      PETROBRAS entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary under the note issuances in 2001, 2002 and 2003 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

      (e)   Lines of credit

      At December 31, 2003 and 2002, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2003 and 2002 were US$ 1,689 and US$ 2,771, respectively. Lines of credit are included in short-term debt and in suppliers' credits.


13.   Financial income (expenses), net

      Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended December 2003, 2002 and 2001 are shown as follows:

                                                                          Year ended December 31,
                                                               ----------------------------------------------
                                                                    2003           2002            2001
                                                               --------------- --------------  --------------
Financial expenses
  Loans and financings                                                   (808)          (527)           (610)
  Capitalized interest                                                    184            139             123
  Leasing                                                                (117)           (51)            (88)
  Project financing                                                      (410)          (226)           (153)
  Other                                                                   (96)          (109)            (80)
                                                               --------------- --------------  --------------
                                                                       (1,247)          (774)           (808)

Financial income
  Investments                                                             243            801             893
  Advances to suppliers                                                    36             35              34
  Government Securities                                                    24             70             243
  Other                                                                   299            236             205
                                                               --------------- --------------  --------------
                                                                          602          1,142           1,375

Monetary and exchange variation
  Monetary and exchange variation on monetary assets                     (269)           958             179
  Monetary and exchange variation on monetary liabilities                 778         (3,026)         (1,094)
                                                               --------------- --------------  --------------
                                                                          509         (2,068)           (915)
                                                               --------------- --------------  --------------
                                                                         (136)        (1,700)           (348)
                                                               =============== ==============  ==============

14.   Project financings


      Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company's exploration and production and related projects.

      Through 2002 and the majority of 2003, the Company's arrangements with respect to these projects were considered capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financing special purpose entities were consolidated on a line by line basis. Thus at year-end 2002, the project finance obligation represents the present value of the future value of capital lease commitments, while at December 31, 2003, the project finance obligation represents the debt of the consolidated SPE with the third party lender.

      As the assets related to the project finance special purpose entities and the related capital lease obligations were already recorded in the accounts of the Company at December 31, 2003, the adoption of FIN 46 related to the project finance entities did not have a material impact on the financial statements.

      The Company's responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

      The following summarizes the liabilities related to the projects that were in progress at December 31, 2003 and 2002:


                                                                               As of December 31,
                                                                      --------------------------------------
                                                                            2003                2002
                                                                      ------------------  ------------------

      Barracuda/Caratinga                                                         2,555               1,481
      Cabiunas                                                                      857                 673
      Espadarte/Voador/Marimba (EVM)                                                826                 575
      Marlim                                                                        680                 635
      Nova Marlim                                                                   475                 508
      Albacora                                                                      126                 123
      Pargo, Carapeba, Garoupa and Cherne (PCGC)                                     76                  44
      Malhas project                                                                286                   -
      Langstrand Holdings S.A.                                                      700                   -
      PDET ONSHORE                                                                   40                   -
      Repurchased securities                                                       (713)                  -

                                                                       ------------------  ------------------

                                                                                  5,908               4,039
      Current portion of project financings                                        (842)               (239)

                                                                       ------------------  ------------------
                                                                                  5,066               3,800
                                                                       ==================  ==================


      PETROBRAS has received certain advances in the amount of US$ 593 which are recorded as project finance obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance; see Note 9. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

      At December 31, 2003, the long-term portion of project financings becomes due in the following years:


      2005                                                             1,295
      2006                                                               838
      2007                                                             1,231
      2008                                                               569
      2009 and thereafter                                              1,133

                                                                  -----------


                                                                       5,066

                                                                  ===========

As of December 31, 2003, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiunas                                                                 185
Nova Transportadora do Sudeste - NTS                                     370
Nova Transportadora do Nordeste - NTN                                    470
                                                                  -----------
                                                                       1,025
                                                                  ===========

      Barracuda/Caratinga


      On June 23, 2000 the Company completed its project finance negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 2,500 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos Basin. Permanent funding for this project has been raised from two governmental institutions (Japan's Bank of International Cooperation - JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US$ 1,035 of drilling services through a drilling services contract signed with the Halliburton Company.


      From early 2003, KBR has been announcing to the market its intention to file a Chapter 11 case with the U.S. courts, specifically limited to its asbestos business; such filing was completed in the second half of December 2003. As informed by KBR in its official announcements to the market, the bankruptcy protection proceedings would not directly impact the remaining businesses, including its obligations under the Barracuda/Caratinga Project EPC contract.

      In the capacity as "Owner's Representative" under the project, at June 17, 2003, PETROBRAS, on behalf of BCLC, finalized negotiations with KBR involving claims made by KBR for time extensions and project cost increases. After formal approval from the project sponsors, as contractually defined, such negotiations resulted in an amendment to the original agreement, as approved on November 7, 2003. The objectives of such amendment are to mitigate the risks involved, especially the risk related to the bankruptcy protection filed by KBR, and ensures asset construction completion in the shortest period. The original package of guarantees has been maintained and new guarantees are expected to be provided by KBR.

      On January 12, 2004, KBR officially announced that the judge responsible for its Chapter 11 filing accepted the position advanced by KBR whereby bankruptcy proceedings should be limited to its asbestos business, without prejudice to the development of other businesses of the company, including the Barracuda/Caratinga project.

      Cabiunas

      On March 1, 2000, the Company completed its project finance negotiations with the Cayman Cabiunas Investment Co. Ltd., a special purpose entity formed by the Mitsui and Sumitomo banks for the sole purpose of raising US$ 850 for the expansion of the Cabiunas Complex located in Macae, in the state of Rio de Janeiro. Permanent financing was provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company's equity investors.

      Espadarte/Voador/Marimba (EVM)

      On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimba oil and gas fields located in the Campos Basin. Permanent funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December of 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

      Marlim

      On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolifera Marlim (CPM), a single purpose entity formed in November of 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December of 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Upon closing of the consortium agreement, the Company sold certain assets to CPM, who leased them back to the Company. Effective June 30, 1999 PETROBRAS conveyed its remaining assets in the Marlim field to CPM, that also leased them back to the Company. Additionally, in June of 1999, the shareholders of CPM and the Company entered into a Stock Option Agreement granting to the Company a call option at the end of the lease and to the shareholders of CPM a put option to the Company in the case of default.

      Nova Marlim

      On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petroleo S.A., a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 933 for the complementary development and production optimization of the Marlim oil field.

      Albacora

      During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December of 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP's operations commenced in December of 2000 with the purchase of certain oil and gas assets from the Company. AJP provided these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field's production.

      Permanent financing was provided by JBIC, the Japan National Oil Company
      (JNOC) and certain Japanese trading companies. In addition, in December of 2000, PETROS, the Company's pension plan, agreed to provide funding for the development of this oil field. During 2000, PETROS advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction. AJP does not have any further funding needs.

      Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC)

      The PCGC is an offshore development project in the Pargo, Carapeba, Garoupa, Cherne and Congro fields. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. Management estimates total costs of the PCGC project to be US$ 134.

      Malhas Project

      In order to implement a pipeline network for the transportation of gas in the Southeast and Northeast regions (MALHAS Project), the Company, through its subsidiaries GASPETRO and TRANSPETRO, entered into a consortium with the SPCs Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN will participate in the consortium by acquiring assets related to the transportation of natural gas (gas pipelines, citygates and accessories), in the amount of up to US$ 1,000, US$ 92 of which had already been allocated, to be integrated in the existing gas pipeline network of PETROBRAS. Funds to be allocated to the project by NTS and NTN will derive from own capital (10%) and from financing operations obtained in the financial market.

      In addition to NTS and NTN, the MALHAS consortium also includes the wholly-owned subsidiary of the Company, Transportadora Nordeste Sudeste
      (TNS), to which existing gas transportation assets belong, and by TRANSPETRO, which is responsible for the activities involved in the operation and maintenance of the consortium assets. Upon commencement of operations, the consortium will transport the natural gas of PETROBRAS, which will pay the consortium a fee for the services provided. Revenues arising from this project will be shared among the consortium members in accordance with pre-defined contractual terms, and NTS and NTN will receive funds in an amount necessary to fulfill their financial obligations. The Company is committed to making prepayments for transportation capacity to cover any cash shortfalls of the consortium, so that it may transfer to NTS and NTN the funds necessary for the fulfillment of their financial obligations under the agreement. The MALHAS consortium was not operational as of December 31, 2003 and, accordingly, the Company did not make any payments for gas transportation services.

      Langstrand Project

      Through a financing structure that involves the SPC Langstrand Holdings S.A., the Company will sell to this company assets related to the production of oil, located in the Campos Basin, and subsequently will lease such assets back through a leasing agreement. The funds necessary for Langstrand to acquire the assets from PETROBRAS will be provided by shareholders capital (equivalent to US$ 70) and from the financing operations obtained in the international financial markets through the issuance of Medium Term Notes backed by Langstrand receivables (lease payments to be made by PETROBRAS).

      Lease payments are due on a semi-annual basis from June of 2004. Langstrand revenues will arise solely from the semi-annual lease payments to be made by PETROBRAS for the use of the assets and PETROBRAS also ensures the payment of additional lease payments in the event that Langstrand revenues are not sufficient to cover its financial obligations related to the project. In an event of default, PETROBRAS is committed to acquire the SPC for the remaining balance of its obligations.

15.   Capital leases

      In 2002, the Company leased certain offshore platforms, vessels and thermoelectric plants, which are accounted for as capital leases. At December 31, 2003, the Company continued to lease these offshore platforms and vessels, and continued to account for such as capital leases. However, pursuant to the adoption of FIN 46, three thermoelectric plants which were previously accounted for as capital leases have been consolidated by the Company. At December 31, 2003, assets under capital lease had a net book value of US$ 1,749 (US$ 2,499 at December 31, 2002, including thermoelectrics).

      The following is a schedule by year of the future minimum lease payments at December 31, 2003:

      2004                                                               388
      2005                                                               333
      2006                                                               286
      2007                                                               268
      2008                                                               232
      2009 and thereafter                                                518
                                                                   ----------
      Estimated future lease payments                                  2,025

      Less amount representing interest at 6.2% to 12.0% annual         (400)
      Less amount representing executory costs                            (5)
                                                                   ----------

Present value of minimum lease payments                                1,620
Less current portion                                                    (378)
                                                                   ----------

Long-term portion                                                      1,242
                                                                   ==========


16.   Thermoelectric plant obligations

      As a result of adopting FIN 46 at December 31, 2003, the Company now consolidates six thermoelectric plants. Previously, three of these thermoelectric were accounted for as capital leases, while the other three were considered contractual obligations concerning third-party interests, with amounts equal to contingency payments required to be funded under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

      The consolidation of the three thermoelectrics formerly treated as capital leases resulted in US$ 375 being reclassified from capital lease obligations to long-term debt obligations (see Note 15). The impact of changing the obligations related to these three plants from the minimum value of future lease payments to the debt outstanding with third party lenders was immaterial. At December 31, 2003, the consolidation of the three thermoelectrics previously accounted for as contractual obligations concerning third party interests resulted in an increase to assets and long-term obligations of US$ 1,142.

      At December 31, 2002, the Company had commitments with thermoelectric plants related to (a) the supply of natural gas for the production of energy and the purchase of all or a portion of the energy generated by these plants and (b) commitments to reimburse certain allocations as defined per the Consortium Agreements. At December 31, 2002 the provision for future losses on energy business recorded by the Company amounted to US$ 205. On May 7, 2003, the Executive Board authorized an increase in the above-mentioned accounting provision for US$ 205, in the first quarter of 2003 especially considering that the originally expected sales of energy available through Power Purchase Agreements (PPA's) in 2003 and the technical supply level of thermoelectric power plants were not confirmed, principally as a result of a retraction in demand following the energy rationing program and of the lack of a well defined regulatory framework for the energy sector. The provisions accrued at year-end 2002 and in the first quarter of 2003, respective to 2003 exposure was substantially utilized during the course of the year.

      At December 31, 2003 as a result of adoption of FIN 46, the Company has consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plant if and when incurred.

17.   Employees' postretirement benefits and other benefits

      (a)   Employees' postretirement benefits balances

            The balances related to Employees' Postretirement Benefits are represented as follows:

                                                                           As of December 31,
                                                            -------------------------------------------------
                                                                      2003                    2002
                                                            -------------------------------------------------
                                                                           Health                   Health
                                                              Pension       care       Pension       care
                                                             benefits     benefits    benefits     benefits
                                                            ------------ ---------- ------------- -----------


      Current liabilities                                          160             -         89            -
      Long-term liabilities                                      1,895         1,580      1,363        1,060

                                                            ------------ ------------------------ -----------

      Employees' postretirement benefits obligations             2,055         1,580      1,452        1,060

      Accumulated other comprehensive income                     2,407             -      2,061            -
      Tax effect                                                  (819)            -       (700)           -

                                                            ------------ ------------------------ -----------

      Net balance recorded in shareholders' equity               1,588                    1,361

        Other assets: Unrecognized pension obligations               -             -         61            -


      (b)   Pension plan - Fundacao Petrobras de Seguridade Social - PETROS


            The Fundacao Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)

            The Fundacao Petrobras de Seguridade Social (PETROS) was established by PETROBRAS as a private, legally separate nonprofit pension entity with administrative and financial autonomy. As such, PETROS has the following principle objectives:

            (i) institute, manage and execute benefit plans for the companies or entities with which it has signed agreements;

            (ii) provide administration and execution services for benefit plans focused on postretirement payments; and

           (iii) promote the well-being of its members, especially with respect to postretirement payments.

      (b) Pension plan - Fundacao Petrobras de Seguridade Social - PETROS--Continued

            The Fundacao Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)--Continued

            The PETROS plan is a contributory defined-benefit pension plan introduced by PETROBRAS in July of 1970, to supplement the social security pension benefits of employees of PETROBRAS and its subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company's funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2003 year, contributions paid totaled US$ 402 (US$ 311 in 2002), and was deducted from the balance of the provision for benefit obligation established at December 31, 2003. In the 2003 and 2002 financial years, these contributions were included in the cost of operations.

            The Company's liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

            The actuarial gains and losses arising from the difference between the actuarial assumptions and the fair value of plan assets are respectively recorded as "amounts not recognized as net periodic pension cost", in shareholders' equity. These gains and losses are amortized during the average remaining service period of the active employees of approximately 15 years at December 31, 2003, in accordance with the procedure established by SFAS 87.

            The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2003 financial year, was 1.01 (0.94 in 2002). The Company's best estimate of contributions expected to be paid in 2004 respective to the pension plan approximates US$ 122.

      (b) Pension plan - Fundacao Petrobras de Seguridade Social - PETROS--Continued

            The Fundacao Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)--Continued

            According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

            Therefore, in the event that the deficit computed for December 31, 2003 in accordance with the projected credit unit method (SFAS 87), is reflected as a technical deficit in the methods adopted by the PETROS Plan, and results in additional financial contributions, these additional required contributions shall be divided equally between the Company and the participants.


            Plan assets


            Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.


            The table below describes the types of plan assets:


                                                  As of December 31,
                                            ----------------------------------
                                                2003               2002
                                            ---------------- -----------------

           Government securities                        50%                50%
           Investments funds                            23%                26%
           Equity instruments                           13%                 9%
           Other                                        14%                15%
                                            ---------------- -----------------
                                                       100%               100%
                                            ================ =================

      (b) Pension plan - Fundacao Petrobras de Seguridade Social - PETROS--Continued

            Plan assets--Continued

            Plan assets includes the following securities of related parties:

                                                          As of December 31,
                                                     --------------------------
                                                          2003          2002
                                                     -------------- -----------

            PETROBRAS common shares                             30             4
            PETROBRAS preferred shares                          75            35
            Government controlled companies                     43            22
            Government securities                            2,662         1,633
            Securities of other related parties                184            56
                                                     ------------- ------------
                                                            2,994         1,750
                                                     ============= ============

            In addition, PETROS has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin (see Note 14).

            The Company uses 6% as the expected long-term rate of return on PETROS' assets. The PETROS' portfolio of investments as of December 31, 2003 was comprised of 71% securities, 50% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 23% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Deposito Interbancario, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS' asset portfolio.

            PETROS intends to change its investment strategy for the 2004-2008 years to reflect the evolution of and opportunities expected in the Brazilian economy for 2004 and beyond. PETROS will continue to maintain plan assets in various sectors, but percentages by asset type are expected to differ depending on yield's achievable in the market while minimizing risk exposure.

            PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

      (b) Pension plan - Fundacao Petrobras de Seguridade Social - PETROS--Continued

            PETROBRAS VIDA plan

            In May of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

            The new plan, PETROBRAS VIDA, was approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Department (SPC) in October of 2001, and ratified by PETROBRAS Board of Directors.

            The migration process of participants in the current plan to PETROBRAS VIDA has been temporarily suspended pursuant to a Federal Justice ruling. Therefore the impact of migration to the new plan will only be computed and recognized in the Company's financial statements in accordance with the requirements of SFAS No. 88 - Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits ("SFAS 88"), when the issues being litigated have been resolved and the migration process finalized.

            In August of 2002, pursuant to closure of the PETROS Plan, PETROBRAS took out a group life insurance policy to cover employees beginning employment with the Company subsequent to closure of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

            TRANSPETRO

            TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.

      (b) Pension plan - Fundacao Petrobras de Seguridade Social - PETROS--Continued

            PETROBRAS ENERGIA - PEPSA

            Defined contribution plan

            Petrobras Energia sponsors a defined contribution plan applicable to all of its employees with salaries above a specified level. Through this plan, Petrobras Energia provides additional funds at amounts equivalent to contributions made by employees which are in excess of legally required amounts. These funds are recognized in accordance with the accrual method of accounting. Due to significant changes in the macroeconomic scenario in 2002 and the uncertainties with regard to the Argentine economic conditions, PEPSA has temporarily suspended this benefit as from January of 2002. This benefit will be reinstated when a provisional savings means considered adequate to this end is identified.

            All employees joining PEPSA prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to this benefit. The benefit is based on the latest salary amount paid to the employees that participate in the plan, considering the number of years worked.

            The plan is of a supplemental nature: the benefit received by the employee corresponds to an amount defined in conformity with the plan's provisions, after deducting the benefits vested in accordance with the contribution plan and the government-sponsored pension scheme, so as the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan.

            As from retirement, the employees are entitled to a fixed monthly payment.

            The plan requires contributions to a fund, payable by PEPSA and not by the employees, who must contribute to the social security system based on their total salary. The fund's assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. PEPSA determines the liability relating to this plan using actuarial calculation methods.

      (c)   Health care benefits - "Assistencia Multidisciplinar de Saude" (AMS)


            PETROBRAS and its subsidiaries maintain a health care benefit plan
            (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

            The Company's commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on annual costs incurred by plan participants.

            The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

            For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 2.7% after 50 years.

            Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

                                                                    One percentage         One percentage
                                                                    point-increase         point-decrease
                                                                 ---------------------- ----------------------


            Effect on total of services and interest cost component            80                    (62)
            Effect on postretirement benefit obligation                       567                   (448)


      (d)   Funded status of the plans


       The funded status of the plans at December 31, 2003 and 2002, based on the report of the independent actuary, and amounts recognized in the Company's balance sheets at those dates, are as follows:

                                                                                 As of December 31,
                                                                  ---------------------------------------------
                                                                          2003                   2002
                                                                  --------------------- -----------------------
                                                                              Health                  Health
                                                                   Pension     care      Pension       care
                                                                   benefits  benefits    benefits    benefits
                                                                  --------------------- ----------- -----------
      Change in benefit obligation:
        Benefit obligation at beginning of year                        5,215     1,868       6,460       1,948
        Service cost                                                      97        36          54          21
        Interest cost                                                    678       243         255         144
        Actuarial loss                                                   909       533         975         479
        Benefits paid                                                   (402)      (77)       (311)        (52)
        Acquisitions/Mergers - GASPETRO                                   25         6           -           -
        Gain (loss) on translation                                     1,246       464      (2,218)       (667)
                                                                  ------------- ------- ----------- -----------
      Benefit obligation at end of year (1)                            7,768     3,073       5,215       1,873
                                                                  ------------- ------- ----------- -----------

      Change in plan assets:
        Fair value of plan assets at beginning of year                 3,715         -       4,299           -
        Actual return on plan assets                                   1,162         -         754           -
        Company contributions                                             98        77         377          52
        Employee contributions                                            95         -          72           -
        Benefits paid                                                   (402)      (77)       (311)        (52)
        Acquisitions/Mergers - GASPETRO                                   32         -           -           -
        Loss on translation                                              891         -      (1,476)          -
                                                                  ------------- ------- ----------- -----------
        Fair value of plan assets at end of year                       5,591         -       3,715           -
                                                                  ------------- ------- ----------- -----------

      Reconciliation:
        Funded status                                                 (2,177)   (3,073)     (1,500)     (1,873)
        Unrecognized actuarial loss                                    2,529     1,493       2,109         813
        Unrecognized transition obligation                                 -         -          61           -
                                                                  ------------- ------- ----------- -----------
        Net amount recognized                                            352    (1,580)        670      (1,060)
                                                                  ------------- ------- ----------- -----------

      Amounts recognized in the balance sheet consist of:
        Employees' postretirement benefits                            (2,055)   (1,580)     (1,452)     (1,060)
        Unrecognized pension obligations                                   -         -          61           -
        Accumulated other comprehensive income                         2,407         -       2,061           -
                                                                  ------------- ------- ----------- -----------
        Net amount recognized                                            352    (1,580)        670      (1,060)
                                                                  ============= ======= =========== ===========


      (1) Accumulated benefit obligation, measured at December 31, 2003. While PETROBRAS is anticipating migration to a new plan, such plan to date has no participants. Similarly, the Transpetro plan has no participants to date and the PEPSA plan is defined contribution. Thus, the accumulated benefit obligation disclosed above is aggregate to all PETROBRAS group companies.

            As discussed in Note 6, on December 30, 2002, the Company transferred to PETROS NTN-B notes with a fair value of US$ 388.

            Net periodic benefit cost includes the following components:

                                                                                As of December 31,
                                                                      2003                     2002
                                                             ----------------------- -------------------------
                                                                           Health                    Health
                                                              Pension       Care       Pension        Care
                                                              benefits    benefits     benefits     benefits
                                                             ----------- ----------- ------------- -----------


      Service cost-benefits earned during the year                   97          36            54          21
      Interest cost on projected benefit obligation                 678         243           255         144
      Expected return on plan assets                               (493)          -          (164)          -
      Amortization of initial transitory obligation                  75           -            74           -
      Gain (loss) on translation                                     50          87           (13)        (51)
      Recognized actuarial loss                                     273           -           154           -
                                                             ----------- ----------- ------------- -----------
                                                                    680         366           360         114
      Employee contributions                                       (101)          -           (71)          -
                                                             ----------- ----------- ------------- -----------
      Net periodic benefit cost                                     579         366           289         114
                                                             =========== =========== ============= ===========


      The main assumptions adopted in 2003 and 2002 for the actuarial calculation are summarized as follows:

                                                 2003                                    2002
                                --------------------------------------- ---------------------------------------
                                 Pension benefits      Health care       Pension benefits       Health care
                                                         benefits                                benefits
                                ------------------- ------------------- -------------------- ------------------


      Discount rates            Inflation: 5% + 6%  Inflation: 5% + 6%   Inflation: 5% + 6%  Inflation: 5% + 6%

      Rates of increase in
        compensation levels     Inflation: 5% + 2%  Inflation: 5% + 2%   Inflation: 5% + 2%  Inflation: 5% + 2%

      Expected long-term rate
        of return on assets     Inflation: 5%+ 6%   Not applicable       Inflation: 5% + 6%  Not applicable


            The determination of the expense and liability relating to the Company's pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants. As of December 31, 2002, the Company decided to change the assumptions related to the estimate of future mortality, adopting a new mortality table (GAM-71) more suitable for the evolution observed in the average life expectancy of the population made up of Company retired employees.

            The Company and its actuarial consultants had been reviewing the basis for estimating the assumed discount rate for its actuarial obligations in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

            Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, the Company considers it appropriate to use actuarial assumptions which include an estimate of long-term inflation; i.e. nominal rates. Considering that the rate of return offered on high grade long-term government securities, a nominal rate of approximately 9.2% at December 31, 2003, the Company has decided not to change the discount interest rate that has been used historically, as it deems such to be consistent with the requirements of SFAS 87, and subsequent interpretations, for measurement of defined benefit obligations. The Company may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

18.   Shareholders' equity

      The Company's subscribed and fully paid-in capital at December 31, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares and, at December 31, 2002, consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

      The Extraordinary Shareholders' Meeting, held jointly with the General Shareholders' Meeting on March 22, 2002, approved the increase of the Company's capital stock from US$ 4,834 to US$ 6,220 with the capitalization of the revenue reserve constituted in prior years, without issuing new shares.

      During the same meeting, PETROBRAS shareholders approved a reform of the Company's by-laws to adjust them to the modifications introduced by Law No. 10,303, of October 31, 2001. The principal change introduced by the new by-laws include an amendment that requires preferred shares to be given priority in the case of repayment of capital and the receipt of dividends, of at least 3% of the book value of the shares or 5% calculated on the portion of capital represented by this class of shares, whichever is larger, and participation on an equal footing with common shares in capital increases resulting from the incorporation of reserves and income.

      On June 10, 2002 at an Extraordinary Shareholders' Meeting, the Company's shareholders approved an amendment to the Company's by-laws, to adjust them to the modifications introduced by Law No. 10,438 of April 26, 2002. This amendment authorized a change in the corporate purpose of the Company, to include activities related with energy and its sale, in addition to providing more flexible means of borrowings. The Company is also authorized to increase capital, irrespective of an amendment to the by-laws, as a result of a resolution by the Board of Directors, up to R$ 30,000 million, by means of issuing up to 200 million shares, such that preferred shares do not exceed two-thirds of common shares.

      In a Special Meeting of Preferred Shareholders held on June 10, 2002, the Company's shareholders ratified a resolution taken by the Extraordinary Shareholders' Meeting authorizing the issue of preferred shares, without maintaining proportion with common shares.

      On December 20, 2002, the Board of Directors approved the Company's share buyback program, as facilitated by its by-laws, with the main purpose of, defending the price of its share at times when it is undervalued by the market. The definition and implementation of the share buyback program is not intended to jeopardize the investment program or replace the payment of dividends by the Company.

      On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.38 (R$ 45.08) per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US$ 122. This minority interest acquisition, accounted for as a purchase business combination under SFAS No. 141 - Business Combinations ("SFAS 141"), did not have a material impact to the financial statements. See also Note 20.

      The Extraordinary Shareholders' Meeting, held jointly with the General Shareholders' Meeting on March 27, 2003, approved an increase in the Company's capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6,404/76.

      On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R$ 45.08 per share. As a result, the capital of the Company increased by US$ 8.

      The management of PETROBRAS will propose to the General Extraordinary Meeting, to be held together with the General Ordinary meeting on March 29, 2004, an increase in the Company's capital to R$ 32,896,138 thousand, through the capitalization of revenue reserves accrued during previous financial years, in the amount of R$ 13,033,504 thousand, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization will be made in order to bring the Company's capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles. Additionally, the Company's management will propose an increase in authorized capital from R$ 30,000 million to R$ 60,000 million at the General Extraordinary Meeting.

      Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company's voting shares.

      (a)   Dividends and interest on shareholders' equity

            In accordance with the Company's by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$ 212 in dividends during the year ended December 31, 2003 (2002 - US$ 602 - 2001 - US$ 424)

            Brazilian corporations are permitted to attribute interest on shareholders' equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the "TJLP") as determined by the Brazilian Central Bank. Such interest may not exceed the greater of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders' equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$ 731 in interest on shareholders' equity during the year ended December 31, 2003 (2002 - US$ 416 - 2001 - US$ 1,301).

            On November 13, 2003, the PETROBRAS Board of Directors approved the distribution of remuneration to shareholders in the form of interest on shareholders' equity amounting to R$ 3,290 million (US$ 1,139), in accordance with article 8 and 9, of the Company's by-laws, article 9 of Law No. 9,249/95 and Decrees No. 2,673/98 and No. 3,381/00. This provision for interest on shareholders' equity resulted in an income tax benefit in the amount of US$ 364.

            This remuneration was made available to shareholders at February 13, 2004, based on the shareholdings on November 25, 2003, corresponding to R$ 3.00 (US$ 1.03 calculated by the year-end exchange rate) per common and preferred share, and was deducted from the dividend calculated on adjusted net income for the 2003 financial year.

            The General Shareholders' Meeting held on March 27, 2003 approved the proposed dividends for the 2002 financial year amounting to US$ 781; such amount included US$ 307 which was accrued in the 2002 financials, and interest on shareholders' equity approved by the Board of Directors on January 31, 2003, amounting to US$ 310, and the balance of dividends, amounting to US$ 164, both of which amount were reflected in the 2003 financial statements. These amounts, paid in Brazilian reais, were monetarily restated as from December 31, 2002 up to the date of payment.

            The dividends proposal submitted by the Board of Directors for approval at the General Shareholders' Meeting to be held on March 29, 2004, amounting to US$ 1,955, corresponding to R$ 5.15 per share (US$ 1.78 per share calculated by year-end exchange rate), include the portion of interest on shareholders' equity approved by the Board of Directors on November 13, 2003, amounting to US$ 1,139, corresponding to R$ 3.00 per share (US$ 1.04 per share calculated by year-end exchange rate), and also includes the portion of interest on equity approved by the Board of Directors on February 13, 2004, amounting to US$ 436, corresponding to R$ 1.15 (US$ 0.40 calculated by the year-end exchange rate) per common and preferred share, to be made available based on the shareholders of record as of March 29, 2004, which is the intended date of the General Shareholders' Meeting that will discuss this subject.

            The balance of dividends (US$ 380) and the additional portion of the interest on shareholders' equity (US$ 436) have been excluded from the US GAAP financials, but will be paid on a date to be established by the General Shareholders' Meeting. These amounts are paid in Brazilian reais and will be monetarily restated as from December 31, 2003 up to the initial date of payment, according to the variation in the SELIC rate.

            Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2003, the Company had appropriated all such retained earnings.

            In addition, at December 31, 2003, the undistributed reserve in appropriated retained earnings, amounting to US$ 9,372, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company's stated intent is to use such reserve to fund working capital and capital expenditures.

            A withholding tax of 15% was payable on distributions dividends earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of dividends earned since January 1, 1996.


      (b)   Basic and diluted earnings per share

            Basic and diluted earnings per share amounts have been calculated as follows:

                                                                            Year ended December 31,
                                                              -----------------------------------------------
                                                                   2003           2002            2001
                                                              --------------- --------------- ---------------

      Income before effect of change in accounting principle           5,862           2,311           3,491
      Cumulative effect of change in accounting principle,
      net of taxes                                                       697               -               -
                                                              --------------- --------------- ---------------
      Net income for the period                                        6,559           2,311           3,491
      Less priority preferred share dividends                           (226)            (77)           (117)
      Less common shares dividends, up to the priority
      preferred shares dividends on a per-share basis                   (309)           (107)           (164)
                                                              --------------- --------------- ---------------
      Remaining net income to be equally allocated to common
      and preferred shares                                             6,024           2,127           3,210
                                                              =============== =============== ===============

      Weighted average number of shares outstanding
        Common/ADS                                               634,168,418     634,168,418     634,168,418
        Preferred/ADS                                            462,369,507     451,935,669     451,935,669
                                                              =============== =============== ===============

      Basic and diluted earnings per share
        Common and Preferred

          Before effect of change in accounting principle               5.35            2.13            3.21
          After effect of change in accounting principle                5.98            2.13            3.21


      (c)   Capital reserves

            o     AFRMM

                  Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company's transport fleet.

            o     Fiscal incentive reserve

                  This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company's income tax.

      (d)   Appropriated retained earnings

            Brazilian Law and the Company's by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves is as follows:

            o     Legal reserve

            This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

            o     Undistributed earnings reserve

            This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company's annual investment program. For the year ended December 31, 2002, the Company's management retained US$ 1,834 of which US$ 1,831 relates to net income for the year and US$ 3 to the remaining balance of retained earnings, to fund the Company's capital expenditure budget for 2003. This proposal was approved at the General Shareholders' Meeting held on March 27, 2003.

            o     Undistributed earnings reserve--Continued

                  The proposal for appropriation of income for the year ended December 31, 2003 includes a retention of earnings in the amount of US$ 4,603, of which US$ 3,773 relates to net income for the year and US$ 830 to the remaining balance of retained earnings, to be approved by the General Shareholders' Meeting to be held on March 29, 2004. This proposal is intended to cover partially the annual investment program established in the capital budget for 2004.

            o     Statutory reserve

                  This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company's by-laws.

19.   International acquisitions

      (a)   Acquisition of an interest in Petrobras Energia Participaciones S.A.
            - PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)


            On October 17, 2002, the Company signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundacion Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. (currently known as Petrobras Energia Participaciones S.A - PEPSA), and Petrolera Perez Companc S.A. (currently known as Petrolera Entre Lomas S.A. - PELSA). In October of 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the Argentine antitrust agency (CNDC
            - Comision Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

      (a)   Acquisition of an interest in Petrobras Energia Participaciones S.A.
            - PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)--Continued

            On May 13, 2003, the Argentine antitrust agency (Comision Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaria de la Competencia, la Deregulacion y la Defensa del Consumidor), approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA capital stock by PETROBRAS Participacoes S.L., a company controlled by PETROBRAS. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA's interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

            The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

            The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

            The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

      (a)   Acquisition of an interest in Petrobras Energia Participaciones S.A.
            - PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)--Continued

            PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

            The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

            Consolidated income statements data for the year ended December 31.

                                                                 2003                        2002
                                                      --------------------------------------------------------
                                                                      Pro forma                   Pro forma
                                                      As reported    (unaudited)   As reported   (unaudited)
                                                      ------------- ------------------------------------------

      Net operating revenues                                30,797         31,350       22,612         23,736
      Costs and expenses                                   (20,075)       (20,435)     (15,834)       (16,675)
      Financial expenses, net                                 (136)          (341)      (1,700)        (2,442)
      Others                                                (1,813)        (1,797)      (1,846)        (1,832)
      Income tax expense                                    (2,663)        (2,665)      (1,153)        (1,108)
      Minority interest                                       (248)          (260)         232            382
      Cumulative effect of change in accounting
      principles, net of taxes                                 697            697            -              -
      Net income for the year                                6,559          6,549        2,311          2,061
      Basic and diluted earnings per share                    5.98           5.97         2.13           1.90


      (b)   Acquisition of Petrolera Santa Fe

            On October 24, 2002, the Company completed the acquisition of 100% of Petrolera Santa Fe Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, parent company of Petrolera Santa Fe S.R.L (Santa Fe), an Argentine oil and gas exploration company, for US$ 90, paid in cash on the same date. The purchase price was less than the estimated fair market value of the net assets acquired, resulting in a reduction in the acquisition value assigned to Santa Fe's long-lived assets. In 2002, Santa Fe produced approximately 10.2 thousand barrels of oil equivalents per day. The acquisition did not have significant effects on results of operations on a pro-forma basis.


20.   Petrobras Distribuidora - BR

      On November 7, 2002, the Board of Directors of the Company approved a public offer by the Company to acquire the publicly traded shares of Petrobras Distribuidora S.A. - BR, to cancel its quoted company registration by means of an exchange for preferred share to be issued by the Company.

      In addition the Board of Directors approved the valuation appraisal of BR that determined the value of R$ 45.40 (US$ 11.66) for each 1,000 share lot of BR stock, the valuation appraisal by the Company that established a value of R$ 64.90 (US$ 16.66) for each share issued by the Company together with the swap ratio of the Company and BR shares at the rate of
      0.7 PETROBRAS shares for 1,000 BR shares, which will be agreed together with a premium, defined by the specific formula.

      On January 29, 2003, a public auction was held in which implementation of the condition for canceling the registration of the quote company of BR was verified. On February 5, 2003, CVM cancelled the registration of the quoted company of BR.

21.   Accounts - temporary agreement on price stabilization in Argentina

      In January 2003, pursuant to government actions seeking to stabilize the economic environment in Argentina, the hydrocarbon producing and refining companies signed a temporary agreement aimed at stabilizing the prices of crude oil, gasoline and diesel oil in the Argentine market. This agreement, considering renewals, extends to February 29, 2004. Under this agreement, deliveries of crude oil must be billed and paid based on a reference WTI (West Texas Intermediate) price of US$ 28.50 per barrel. Positive or negative differences between the actual WTI, up to the limit of US$ 36.00 per barrel, and the reference price are to be realized based on amounts generated in periods during which the actual WTI price is lower than US$ 28.50 per barrel. As long as average market WTI prices remain higher than the reference price, the refining companies will, otherwise, record a liability to be realized when the WTI price is lower than the reference price. At December 31, 2003, the amount payable by Argentine companies within the PETROBRAS system related to the price difference on the acquisition of crude oil, amounted to US$ 10.

22.   Commitments and contingencies

      PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

      The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 147,000 barrels per day at respective current market prices.

      PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 907. Out of this total, US$ 704 represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments at the time where Law No. 9,478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given bank guarantees totaling US$ 203 through December 31, 2003.

      PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG pipeline.

      In 1993, the Company signed a contract with Yacimentos Petroliferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 24.64 million cubic meters per day during 2003.

      The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

      (a)   Litigation

            The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2003 and 2002, the respective claims by type are as follows:

                                                                                 As of December 31,
                                                                       ------------------- -------------------
                                                                              2003                2002
                                                                       ------------------- -------------------

      Labor claims                                                                    22                  13
      Tax claims                                                                      39                  13
      Civil claims                                                                    90                  24
      Commercials claims and other contingencies                                     109                   -
                                                                       ------------------- -------------------
                                                                                     260                  50
      Contractual contingencies - thermoelectric plants (see Note 16)                  -                 205
      Contingencies for joint liability                                               95                 113
                                                                       ------------------- -------------------
      Total                                                                          355                 368
                                                                       ------------------- -------------------
      Current Contingencies                                                          (84)               (318)
                                                                       ------------------- -------------------
      Long-term Contingencies                                                        271                  50
                                                                       =================== ===================


            As of December 31, 2003 and 2002, in accordance with Brazilian law, the Company had paid US$ 543 and US$ 290, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

            The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$ 175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2003, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

            On May 28, 1981, Kallium Mineracao S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$ 450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff's petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse "all expenses incurred as a result of the prospecting research" carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be remote.

            On August 8, 1993, Industria Bahiana de Adubos, Importacao e Exportacao Ltda. filed a lawsuit against the Company in the State Court of Bahia claiming approximately US$ 129 in damages. The claim is based upon the Company's refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with the Company. The plaintiff claims that such refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, the Company appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a special appeal, which was also found to be without grounds on June 25, 2002 by the 3rd Panel of the Appeals Court. This Court dismissed the case and the lawsuit was extinguished.

            On November 23, 1992, PORTO SEGURO IMOVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

            In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the "loss" caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14 of 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

            In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys' fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS' appeal to reverse the judgment and ruled the plaintiff's case to be without grounds, the revising judge's decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Based on its legal counsels advice, PETROBRAS' Administration does not expect to obtain an unfavorable decision in the case and assesses the risk of loss to be remote.

            The Fisherman's Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$ 224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base.

            Based on its legal counsels opinion, the Company's Administration believes it is possible that the Company will not prevail in this case, but that any possible negative judgment would be in an amount far below the originally filed complaint. As such, the Company assesses the risk of loss related to this case as possible.

            The Sao Paulo tax authorities filed a tax suit against the Company, alleging that the Company did not pay ICMS levied on interstate sales of naphtha. However, during the period in which according to the State of Sao Paulo, the Company should have paid the ICMS, the Company was subject to a different tax regime (federal) on these sales, and for this reason enjoyed a tax holiday. The value of the matter in controversy is US$ 60. There is no guarantee that the final result of the legal case will be favorable to PETROBRAS, but even in the case of an unfavorable ruling, management does not believe that the award could have a material negative impact on the financial position of PETROBRAS. The Company assesses its risk of loss in the matter as possible.

            PETROBRAS is a defendant in four labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, Sao Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers' salaries.

            The lawsuits are at different stages. Based on past favorable decisions in similar cases and on a final understanding of the TST, management does not expect an unfavorable decision in these suits. Three identical cases have been decided in favor of PETROBRAS. Management assesses risk of loss to be remote.

            The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goias, Tocantins, Bahia, Para, Maranhao and in the Federal District.

            Of the total amount related to in legal actions approximately US$ 394 up to December 31, 2003, US$ 32 were effectively withdrawn from the Company's accounts as a result of judicial rulings of advance relief.

            The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

      (b)   Notification from the INSS - joint liability

            The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

            The Company made a provision for this contingency in the amount of US$ 105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

            On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors' documentation related to periods subsequent to past notifications. At December 31, 2003 the balance of contingencies associated with this joint liability was US$ 193.

            Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

      (c)   Tax assessments - internal revenue service of Rio de Janeiro

            The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax
            (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

            The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

            The Company disagrees with the Internal Revenue Service's interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the "non-taxation" (RIR/1994) and the "zero tax rate" (RIR/1999) for the remittances in question.

            On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

      (c)   Tax assessments - internal revenue service of Rio de
            Janeiro--Continued

            PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company's Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be remote.

      (d)   Environmental matters

            The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

            During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelencia em Gestao Ambiental e Seguranca Operacional). Scheduled to be concluded in December 2003, the Company made expenditures of approximately US$ 2,400 from 2000 to December 31, 2003 under this program.

            During the years ended December 31, 2003 and 2002 the Company made expenditures of approximately US$ 766 and US$ 677 respectively, under this program, including US$ 225 and US$ 234 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company's pipelines.

            The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material.

            On January 18, 2000, a pipeline from one of the Company's terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. On January 19, 2001, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. The Company is contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company (that finished) and 9 other employees. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

            In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis (IBAMA), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company perform an independent environmental audit of all of our industrial installations located in the State of Rio de Janeiro.

            Since 2000, the Company implemented independent environmental audits in all of the Company's plants located in Brazil that was concluded during December of 2003. The Company implemented 80% of the auditors recommendations and intend to implement the remaining 20% during 2004.

            On July 16, 2000, an oil spill occurred at the Presidente Getulio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Parana Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages, that have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Parana (Parana Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

            On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company's Almirante Barroso terminal in Sao Sebastiao and spilled oil in the Sao Sebastiao canal. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines.

            On February 16, 2001, the Company's Araucaria-Paranagua pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Parana. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Parana (Parana Environmental Institute), which the Company is contesting through administrative proceedings.

            On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) US$ 3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

            On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belem Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company's Contingency Plan was immediately activated and cleaning work for the area was carried out. PETROBRAS was charged with a penalty of US$ 0.04 by the Environment Superintendency of the State of Ceara (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

            On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in Sao Sebastiao, on the North coast of Sao Paulo, caused a spill of approximately 27 thousand liters of oil from Campos Basin. As a result of this accident, PETROBRAS was charged with a penalty of US$ 0.17 by the Brazilian Institute for the Environment and Renewable Resources (IBAMA) and of US$ 0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of Sao Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

            On August 26, 2003, the rupture of a pipeline between Transpetro's terminal in Cabiunas (Macae) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by PETROBRAS and the non-absence of environmental damages, the Company received a fine from IBAMA in the amount of US$ 0.69, but filed an administrative proceeding with this entity.

            The Company's management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

      (e)   Minimum operating lease payments

            The Company is committed to make the following minimum payments related to operating leases as of December 31, 2003:

            2004                                                       1,008
            2005                                                       1,127
            2006                                                         784
            2007                                                         237
            2008                                                         200
            2009 and thereafter                                        3,065
                                                                   ---------
            Minimum operating lease payment commitments                6,421
                                                                   =========

            The Company paid US$ 1,205, US$ 1,355, and US$ 1,284 in rental expense on operating leases at December 31, 2003, 2002 and 2001, respectively.

23.   Derivative instruments, hedging and risk management activities

      The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

      The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

      (a)   Foreign currency risk management

            The Company's foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

            During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments.

            These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

            As of December 31, 2002 and 2001, the Company had a fair value obligation of US$ 80 and US$ 119, respectively, associated with its EURO and Japanese Yen zero cost collar contracts. The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$ 68.

            As of December 31, 2003 the Company had a fair value asset of US$ 26 associated with its Euro zero cost collar contracts.

      (b)   Commodity price risk management

            The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company's commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company's exposure to volatile commodity prices.

            The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. For the years ended December 31, 2003, 2002 and 2001, the Company consummated commodity derivative transaction activities on 72.47%, 42.01% and 21.20%, respectively, of its total import and export traded volumes.

            The open positions on the futures market, compared to spot market value, resulted in recognized losses of US$ 2, US$ 4 and US$ 6 during the years ended December 31, 2003, 2002 and 2001, respectively.

            A long-term operation was executed on January of 2001 by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over a period extending from 2004 to 2007, with the objective to obtain price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The puts were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2003, 2002 and 2001, the Company realized a net gain of US$ 7 and US$ 8 and US$ 5, respectively.

            The fair value of oil products is based on usual market conditions, at values prevailing at the closing of the period, considered relevant for underlying quotations. Option contracts are valued using the Black & Scholes model, considering parameters advised by financial institutions of international reputation.

      (c)   Interest rate risk management

            The Company's interest rate risk is a function of the Company's long-term debt and, to a lesser extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

      (d)   Risk Management activity at PEPSA

            PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

            PEPSA consummated commodity derivative transactions, referenced to WTI, for 40% of its total sales volume (corresponding to 11,963 thousand boe) at December 31, 2003. The operations settled in the year generated a loss in the approximate amount of US$ 67. At December 31, 2003, the open positions on the futures market, when compared to their market value, represented a negative result of approximately US$ 187, if liquidated on that date. These transactions were accounted for as cash flow hedges in accordance with SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133").

            Additionally, PEPSA holds an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. If this instruments were to be liquidated, considering the rates used at the date, a net loss of approximately US$ 6 would be recorded. This contract qualifies for hedge accounting in accordance with SFAS 133.

24.   Financial instruments

      In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

      (a)   Concentrations of credit risk

            Substantial portions of the Company's assets including financial instruments are located in Brazil and substantially all of the Company's revenues and net income are generated in Brazil. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol Account, trade receivables and future contracts.

            The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company's available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2003 and December 31, 2002, the Company's trade receivables were primarily maintained with large distributors.

            As described in Note 11, the National Treasury Notes, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

      (b)   Fair value

            Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account, short-term debt and trade payables approximate their carrying values. The fair value for the Company's available for sale government securities equals their carrying value as disclosed in Note 6.


            The fair values of other long-term receivables and payables do not differ materially from their carrying values.

            The Company's debt included US$ 11,888 and US$ 7,346 at December 31, 2003 and December 31, 2002 and had estimated fair values of US$ 12,690 and US$ 6,791, respectively. The Company's project finance obligation, resulting from FIN 46 consolidation was US$ 5,066 at December 31, 2003, and had an estimated fair value of US$ 5,115.

            The call and put portion of the Company's zero cost foreign exchange collars at December 31, 2003 have a fair value of US$ 31 and US$ 5, respectively (US$ 8 and US$ 88 at December 31, 2002).

25.   Segment information

      The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information ("SFAS 131"). The Company operates under the following segments, which are described as follows:

      o Exploration and Production - This segment includes the Company's exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

      o Supply - This segment includes the Company's refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company's two domestic fertilizer plants.

      o Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company's majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

      o Gas and Energy - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company's domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

      o International - This segment represents the Company's international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

      The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans.

      The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

      The main criteria used to record the results and assets by business segments are summarized as follows:

      o Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

      o The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

      o     Assets: covers the assets relating to each segment.

      In periods prior to January 1, 2002, revenue and net income from the gas and energy activities of the international segment were added to revenue and net income from the exploration and production activities of the international segment, as our management did not separate our gas and energy operations abroad. In addition, the changes in our accounting systems adopted in connection with our new business segment reporting does not permit the practicable separation of revenue and cost information for those prior periods. We do not believe this classification of the gas and energy revenue and net income information materially changes the overall segment presentation.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION Expressed in Millions of United States Dollars (except when specifically indicated)
--------------------------------------------------------------------------------

Segment Segment information - Continued

The following presents the Company's assets by segment:



                                                                              As of December 31, 2003
                                                -----------------------------------------------------------------------------------
                                                  Exploration                                      International
                                                      and                            Gas and       (see separate
                                                   Production        Supply           Energy        disclosure)    Distribution
                                                -----------------------------------------------------------------------------------
Current assets                                           2,057            4,871              528          1,738          1,208
  Cash and cash equivalents                              1,042              575              109            445             33
  Other current assets                                   1,015            4,296              419          1,293          1,175
Investments in non-consolidated companies
  and other investments                                      6              463              151            449             22
                                                -----------------------------------------------------------------------------------
Property, plant and equipment, net                      16,742            4,980            4,174          4,181            442
                                                -----------------------------------------------------------------------------------
Non current assets                                         970              285              751            306            208
                                                -----------------------------------------------------------------------------------
  Petroleum and Alcohol Account                              -                -                -              -              -
  Government securities                                      -                -                -              -              -
  Other assets                                             970              285              751            306            208
                                                -----------------------------------------------------------------------------------
Total assets                                            19,775           10,599            5,604          6,674          1,880
                                                ===================================================================================


                                                    Corporate       Eliminations        Total
                                                ---------------------------------------------------
Current assets                                           9,466          (1,968)          17,900
  Cash and cash equivalents                              7,406               -            9,610
  Other current assets                                   2,060          (1,968)           8,290
Investments in non-consolidated companies
  and other investments                                     82               -            1,173
                                                ---------------------------------------------------
Property, plant and equipment, net                         336             (50)          30,805
                                                ---------------------------------------------------
Non current assets                                       4,479          (3,265)           3,734
                                                ---------------------------------------------------
  Petroleum and Alcohol Account                            239               -              239
  Government securities                                    283               -              283
  Other assets                                           3,957          (3,265)           3,212
                                                ---------------------------------------------------
Total assets                                            14,363          (5,283)          53,612
                                                ===================================================


                                                                                                     As of December 31, 2003
                                                                 ------------------------------------------------------------------
                                                                                                                  International
                                                                 ------------------------------------------------------------------
                                                                  Exploration
                                                                      and                           Gas and
                                                                   Production        Supply          Energy       Distribution
                                                                 --------------- --------------- --------------- ----------------

Current assets                                                           806             463                167              71
                                                                 --------------- --------------- --------------- ----------------
Cash and cash equivalents                                                178              42                  4               5
Other current assets                                                     628             421                163              66
Investments in non-consolidated companies
  and other investments                                                  128             121                199               -
                                                                 --------------- --------------- --------------- ----------------
Property, plant and equipment, net                                     3,301             565                202              64
                                                                 --------------- --------------- --------------- ----------------
Non current assets                                                       166              12                  -              15
                                                                 --------------- --------------- --------------- ----------------
Other assets                                                             166              12                  -              15
                                                                 --------------- --------------- --------------- ----------------
Total assets                                                           4,401           1,161                568             150
                                                                 =============== =============== =============== ================


                                                                    Corporate     Eliminations          Total
                                                                  -------------- ----------------  ---------------
Current assets                                                           670            (439)             1,738
                                                                  -------------- ----------------  ---------------
Cash and cash equivalents                                                216               -                445
Other current assets                                                     454            (439)             1,293
Investments in non-consolidated companies
  and other investments                                                    1               -                449
                                                                  -------------- ----------------  ---------------
Property, plant and equipment, net                                        49               -              4,181
                                                                  -------------- ----------------  ---------------
Non current assets                                                     1,664          (1,551)               306
                                                                  -------------- ----------------  ---------------
Other assets                                                           1,664          (1,551)               306
                                                                  -------------- ----------------  ---------------
Total assets                                                           2,384          (1,990)             6,674
                                                                  ============== ================  ===============



                                                                                 As of December 31, 2002
                                                 ----------------------------------------------------------------------------------
                                                   Exploration                                    International
                                                       and                           Gas and      (see separate
                                                   Production        Supply          Energy        disclosure)     Distribution
                                                 ----------------------------------------------------------------------------------
Current assets                                            1,181           4,323            819              736              973
                                                 ----------------------------------------------------------------------------------
  Cash and cash equivalents                                   1             509             16              211               59
  Other current assets                                    1,180           3,814            803              525              914
Investments in non-consolidated companies
  and other investments                                       7             168             70               11               16
                                                 ----------------------------------------------------------------------------------
Property, plant and equipment, net                       11,611           3,186          1,881            1,024              296
                                                 ----------------------------------------------------------------------------------
Non current assets                                          385             211            556            1,092              141
                                                 ----------------------------------------------------------------------------------
  Petroleum and Alcohol Account                               -               -              -                -                -
  Government securities                                       -               -              -                -                -
  Other assets                                              385             211            556            1,092              141
                                                 ----------------------------------------------------------------------------------
Total assets                                             13,184           7,888          3,326            2,863            1,426
                                                 ==================================================================================


                                                    Corporate     Eliminations         Total
                                                 --------------------------------  --------------
Current assets                                            3,249             (959)          10,322
                                                 --------------------------------  --------------
  Cash and cash equivalents                               2,505                -            3,301
  Other current assets                                      744             (959)           7,021
Investments in non-consolidated companies
  and other investments                                      62                -              334
                                                 --------------------------------  --------------
Property, plant and equipment, net                          226                -           18,224
                                                 --------------------------------  --------------
Non current assets                                        1,943           (1,054)           3,274
                                                 --------------------------------  --------------
  Petroleum and Alcohol Account                             182                -              182
  Government securities                                     176                -              176
  Other assets                                            1,585           (1,054)           2,916
                                                 --------------------------------  --------------
Total assets                                              5,480           (2,013)         32,154
                                                 ================================  ==============



                                                                                        As of December 31, 2002
                                                             ----------------------------------------------------------------------
                                                                                             International
                                                             ----------------------------------------------------------------------
                                                               Exploration
                                                                  and                             Gas and
                                                                Production         Supply          Energy          Distribution
                                                             --------------------------------------------------   -----------------
Current assets                                                           374              215               37               109
                                                             --------------------------------------------------   -----------------
Cash and cash equivalents                                                 90               16                -                35
Other current assets                                                     284              199               37                74
Investments in non-consolidated companies
  and other investments                                                    9                -                -                 2
                                                             --------------------------------------------------   -----------------
Property, plant and equipment, net                                       835              126               11                49
                                                             --------------------------------------------------   -----------------
Non current assets                                                       420                8               (9)                -
                                                             --------------------------------------------------   -----------------
Other assets                                                             420                8               (9)                -
                                                             --------------------------------------------------   -----------------
Total assets                                                           1,638              349               39               160
                                                             ==================================================   =================


                                                               Corporate       Eliminations         Total
                                                             ---------------------------------   ------------

Current assets                                                           201             (200)          736
                                                             ---------------------------------   ------------
Cash and cash equivalents                                                 70                -           211
Other current assets                                                     131             (200)          525
Investments in non-consolidated companies
  and other investments                                                    -                -            11
                                                             ---------------------------------   ------------
Property, plant and equipment, net                                         3                -         1,024
                                                             ---------------------------------   ------------
Non current assets                                                     1,275             (602)        1,092
                                                             ---------------------------------   ------------
Other assets                                                           1,275             (602)        1,092
                                                             ---------------------------------   ------------
Total assets                                                           1,479             (802)        2,863
                                                             =================================   ============

Revenues and net income by segment are as follows:

                                                                       Year ended December 31, 2003
                                      ----------------------------------------------------------------------------------------
                                        Exploration                                         International
                                            and                              Gas and        (see separate
                                        Production          Supply           Energy          Disclosure)      Distribution
                                      ----------------  ---------------- ----------------  ----------------  ----------------
Net operating revenues to third
  parties                                       2,369            17,024            1,229             2,298             7,877
Inter-segment net operating revenues           13,329             6,695              250               129               138
                                      ----------------  ---------------- ----------------  ----------------  ----------------
Net operating revenues                         15,698            23,719            1,479             2,427             8,015
Cost of sales                                  (6,154)          (19,944)          (1,045)           (1,398)           (7,257)
Depreciation, depletion and                      (955)             (397)             (87)             (288)              (29)
  amortization
Exploration, including exploratory
  dry holes and impairment                       (452)                -                -              (130)                -
Selling, general and administrative
  expenses                                       (123)             (732)            (149)             (208)             (416)
Research and development expenses                 (92)              (50)              (6)                -                 -
                                      ----------------  ---------------- ----------------  ----------------  ----------------
Costs and expenses                             (7,776)          (21,123)          (1,287)           (2,024)           (7,702)
Equity in results of
  non-consolidated companies                        -                25               56                62                 -
Financial income (expenses), net                 (317)              146              (78)             (129)              (62)
Employee benefit expense                            -                 -                -                 -                 -
Other taxes                                        (9)              (24)             (19)              (25)              (48)
Other expenses, net                              (224)             (100)            (387)              (55)               (1)
                                      ----------------  ---------------- ----------------  ----------------  ----------------
Income (loss) before income taxes
  and minority interest and accounting
  change                                        7,372             2,643             (236)              256               202

Income tax benefits (expense)                  (2,506)             (874)             196              (154)              (63)
Minority interest                                 (59)              (31)            (156)               (1)               (1)
                                      ----------------  ---------------- ----------------  ----------------  ----------------
Income before effect of change in
accounting principle                            4,807             1,738             (196)              101               138
                                      ----------------  ---------------- ----------------  ----------------  ----------------
Cumulative effect of change in
accounting principle,
  net of taxes                                    697                 -                -                 -                 -
                                      ----------------  ---------------- ----------------  ----------------  ----------------

Net income (loss)                              5,504              1,738             (196)              101               138
                                      ================  ================ ================  ================  ================


                                         Corporate       Eliminations          Total
                                      ----------------  ----------------  ----------------
Net operating revenues to third
  parties                                          -                -              30,797
Inter-segment net operating revenues               -            (20,541)                -
                                      ----------------  ----------------  ----------------
                                                                                        -
Net operating revenues                             -            (20,541)           30,797
Cost of sales                                      -             20,382           (15,416)
Depreciation, depletion and
  amortization                                   (29)                 -            (1,785)
Exploration, including exploratory
  dry holes and impairment                         -                  -              (582)
Selling, general and administrative             (554)                91            (2,091)
  expenses
Research and development expenses                (53)                 -              (201)
                                      ----------------  ----------------  ----------------
Costs and expenses                              (636)            20,473           (20,075)
Equity in results of
  non-consolidated companies                      (2)                 -               141
Financial income (expenses), net                 506               (202)             (136)
Employee benefit expense                        (595)                 -              (595)
Other taxes                                     (208)                 -              (333)
Other expenses, net                             (259)                 -            (1,026)
                                      ----------------  ----------------  ----------------
Income (loss) before income taxes
  and minority interest and accounting
  change                                      (1,194)              (270)            8,773

Income tax benefits (expense)                    698                 40            (2,663)
Minority interest                                  -                  -             (248)
                                      ----------------  ----------------  ----------------
Income before effect of change in
  accounting principle                          (496)              (230)            5,862
                                      ----------------  ----------------  ----------------
Cumulative effect of change in
  accounting principle,
  net of taxes                                     -                  -               697
                                      ----------------  ----------------  ----------------

Net income (loss)                               (496)              (230)            6,559
                                      ================  ================  ================


                                                                                     Year ended December 31, 2003
                                                         ---------------------------------------------------------------------
                                                                                             International
                                                         ---------------------------------------------------------------------
                                                          Exploration
                                                              and                                Gas and
                                                           Production          Supply            Energy        Distribution
                                                         ---------------  -----------------  ---------------- ----------------

Net operating revenues to third parties                             535                998             159             592
Inter-segment net operating revenues                                534                633               3              29
                                                         ---------------  -----------------  --------------  ---------------
Net operating revenues                                            1,069              1,631             162             621
Cost of sales                                                      (300)            (1,478)           (103)           (585 )
Depreciation, depletion and amortization                           (223)               (46)            (11)             (4 )
Exploration, including exploratory dry holes
  and impairment                                                   (130)                 -               -               -
Selling, general and administrative expenses                        (59)               (34)             (2)            (32 )

                                                         ---------------  -----------------  --------------  ---------------
Costs and expenses                                                 (712)            (1,558)           (116)           (621 )
Equity in results of non-consolidated companies                       2                  6              (2)              -
Financial income (expenses), net                                   (100)               (11)              -               -
Other taxes                                                          (3)                (5)              -              (5 )
Other expenses, net                                                 (73)                (9)              7               -
                                                         ---------------  -----------------  --------------  ---------------
Income (loss) before income taxes and
  minority interest                                                 183                 54              51              (5 )
Income tax benefits (expense)                                      (132)                (2)              -               -
Minority interest                                                     3                 (2)             (1)             (1 )
                                                         ---------------  -----------------  --------------  ---------------
Net income (loss)                                                    54                 50              50              (6 )
                                                         ===============  =================  ==============  ===============




                                                            Corporate      Eliminations        Total
                                                         ---------------- --------------------------------

Net operating revenues to third parties                             14             -                2,298
Inter-segment net operating revenues                                 -            (1,070)             129
                                                         --------------  ---------------  ---------------
Net operating revenues                                              14            (1,070)           2,427
Cost of sales                                                      (14)            1,082          (1,398)
Depreciation, depletion and amortization                            (4)                -            (288)
Exploration, including exploratory dry holes
  and impairment                                                     -                 -            (130)
Selling, general and administrative expenses                       (81)                -            (208)

                                                         --------------  ---------------  ---------------
Costs and expenses                                                 (99)            1,082          (2,024)
Equity in results of non-consolidated companies                     56                 -              62
Financial income (expenses), net                                   (18)                -            (129)
Other taxes                                                        (12)                -             (25)
Other expenses, net                                                 20                 -             (55)
                                                         --------------  ---------------  ---------------
Income (loss) before income taxes and
  minority interest                                                (39)               12             256
Income tax benefits (expense)                                      (20)                -            (154)
Minority interest                                                    -                 -              (1)
                                                         --------------  ---------------  ---------------
Net income (loss)                                                  (59)             12               101
                                                         ==============  ===============  ===============


                                                                             Year ended December 31, 2002
                                                ---------------------------------------------------------------------------------
                                                 Exploration                                    International
                                                     and                           Gas and      (see separate
                                                  Production        Supply          Energy       disclosure)      Distribution
                                                --------------- --------------- -------------------------------  ---------------
Net operating revenues to third parties                   2,346         12,073             747            986             6,460
Inter-segment net operating revenues                     10,700          5,269             170             99               102
                                                --------------- --------------- --------------- ---------------  ---------------
Net operating revenues                                   13,046         17,342             917          1,085             6,562
Cost of sales                                            (4,829)       (15,242)           (594)          (812)           (5,861)
Depreciation, depletion and amortization                 (1,378)          (358)            (45)          (106)              (24)
Exploration, including exploratory dry holes
  and impairment                                           (449)             -               -            (61)                -
Selling, general and administrative expenses               (177)          (584)            (54)           (90)             (442)
Research and development expenses                           (74)           (37)             (5)             -                 -
                                                --------------- --------------- --------------- ---------------  ---------------
Costs and expenses                                       (6,907)       (16,221)           (698)        (1,069)           (6,327)
Equity in results of non-consolidated
  companies                                                   -             11             (94)           (95)                -
Financial income (expenses), net                           (943)           (13)            (18)            31                 5
Employee benefit expense                                      -             (2)              -              -               (14)
Other taxes                                                   -            (18)             (9)           (12)              (36)
Other expenses, net                                        (160)             5            (495)            14               (10)
                                                --------------- --------------- --------------- ---------------  ---------------
Income (loss) before income taxes and
  minority interest                                       5,036           1,104           (397)           (46)              180
Income tax benefits (expense)                            (1,623)          (386)           (104)           (64)              (58)
Minority interest                                             -             (7)            311             (4)              (31)
                                                --------------- --------------- --------------- ---------------  ---------------
Net income (loss)                                         3,413            711            (190)          (114)               91
                                                =============== =============== =============== ===============  ===============




                                                  Corporate      Eliminations       Total
                                                --------------- --------------- ---------------
Net operating revenues to third parties                      -             -            22,612
Inter-segment net operating revenues                         -         (16,340)              -
                                                --------------- --------------- ---------------
Net operating revenues                                       -         (16,340)         22,612
Cost of sales                                                -          15,832         (11,506)
Depreciation, depletion and amortization                   (19)              -          (1,930)
Exploration, including exploratory dry holes
  and impairment                                             -               -            (510)
Selling, general and administrative expenses              (394)              -          (1,741)
Research and development expenses                          (31)              -            (147)
                                                --------------- --------------- ---------------
Costs and expenses                                        (444)         15,832         (15,834)
Equity in results of non-consolidated
  companies                                                  -               -            (178)
Financial income (expenses), net                          (762)              -          (1,700)
Employee benefit expense                                  (435)              -            (451)
Other taxes                                               (285)              -            (360)
Other expenses, net                                       (231)             20            (857)
                                                --------------- --------------- ---------------
Income (loss) before income taxes and
  minority interest                                     (2,157)           (488)          3,232
Income tax benefits (expense)                              914             168          (1,153)
Minority interest                                          (37)              -             232
                                                --------------- --------------- ---------------
Net income (loss)                                       (1,280)           (320)          2,311
                                                =============== =============== ===============


                                                                                  Year ended December 31, 2002
                                                           --------------------------------------------------------------------
                                                                                          International
                                                           --------------------------------------------------------------------
                                                            Exploration
                                                                and                             Gas and
                                                             Production         Supply           Energy        Distribution
                                                           ---------------  ---------------  ---------------  ---------------
Net operating revenues to third parties                                96              473               36              377
Inter-segment net operating revenues                                  188              445                -                -
                                                           ---------------  ---------------  ---------------  ---------------
Net operating revenues                                                284              918               36              377
Cost of sales                                                         (75)            (848)             (30)            (391)
Depreciation, depletion and amortization                              (87)             (13)               -               (5)
Exploration, including exploratory dry holes
  and impairment                                                      (61)               -                -                -
Selling, general and administrative expenses                          (29)              (9)               -              (19)
                                                           ---------------  ---------------  ---------------  ---------------
Costs and expenses                                                   (252)            (870)             (30)            (415)
Equity in results of non-consolidated companies                         -                -                -                -
Financial income (expenses), net                                        6               (7)              (6)               -
Other taxes                                                            (1)              (3)               -               (4)
Other expenses, net                                                     9               (2)               -                1
                                                           ---------------  ---------------  ---------------  ---------------
Income (loss) before income taxes and
  minority interest                                                    46               36                -              (41)
Income tax benefits (expense)                                         (50)               -                -                -
Minority interest                                                      (1)              (4)               -                -
                                                           ---------------  ---------------  ---------------  ---------------
Net income (loss)                                                      (5)              32                -              (41)
                                                           ===============  ===============  ===============  ===============


                                                              Corporate      Eliminations         Total
                                                           ---------------- ---------------- ----------------
Net operating revenues to third parties                                   4               -             986
Inter-segment net operating revenues                                      -            (534)             99
                                                           ---------------- ---------------- ----------------
Net operating revenues                                                    4            (534)          1,085
Cost of sales                                                            (2)             534           (812)
Depreciation, depletion and amortization                                 (1)              -            (106)
Exploration, including exploratory dry holes
  and impairment                                                          -               -             (61)
Selling, general and administrative expenses                            (33)              -             (90)
                                                           ---------------- ---------------- ----------------
Costs and expenses                                                      (36)             534         (1,069)
Equity in results of non-consolidated companies                         (95)              -             (95)
Financial income (expenses), net                                         38               -              31
Other taxes                                                              (4)              -             (12)
Other expenses, net                                                       6               -              14
                                                           ---------------- ---------------- ----------------
Income (loss) before income taxes and
  minority interest                                                     (87)              -             (46)
Income tax benefits (expense)                                           (14)              -             (64)
Minority interest                                                         1               -              (4)
                                                           ---------------- ---------------- ----------------
Net income (loss)                                                      (100)              -            (114)
                                                           ================ ================ ================


                                                                                   Year ended December 31, 2001
                                                ---------------------------------------------------------------------------------
                                                 Exploration                                     International
                                                     and                            Gas and      (see separate
                                                  Production        Supply          Energy        disclosure)     Distribution
                                                --------------- --------------- -------------------------------- ---------------
Net operating revenues to third parties                    308          15,969              659             777           6,836
Inter-segment net operating revenues                     9,796           5,757              177              71             100
                                                --------------- --------------- ---------------- --------------- ---------------

Net operating revenues                                  10,104          21,726              836             848           6,936
Cost of sales                                           (3,766)        (17,279)            (600)           (541)         (6,310)
Depreciation, depletion and amortization                (1,228)           (301)             (62)           (101)            (28)
Exploration, including exploratory dry holes
  and impairment                                          (463)              -                -             (86)              -
Selling, general and administrative expenses              (128)           (745)             (46)            (57)           (414)
Research and development expenses                          (63)            (40)              (3)              -               -
                                                --------------- --------------- ---------------- --------------- ---------------
Costs and expenses                                      (5,648)        (18,365)            (711)           (785)         (6,752)
Equity in results of non-consolidated                                                                                         -
  companies                                                  -              28                8             (44)
Financial income (expenses), net                          (372)           (112)            (242)             12              (1)
Employee benefit expense                                     -               -                -               -               -
Other taxes                                                  -             (14)              (3)             (2)            (36)
Other expenses, net                                       (458)            333              (26)             90              60
                                                --------------- --------------- ---------------- --------------- ---------------
Income (loss) before income taxes and
  minority interest                                      3,626           3,596             (138)            119             207
Income tax benefits (expense)                           (1,187)         (1,058)             (38)            (91)           (101)
Minority interest                                            -               -              122              (4)            (28)
                                                --------------- --------------- ---------------- --------------- ---------------
Net income (loss)                                        2,439           2,538              (54)             24              78
                                                =============== =============== ================ =============== ===============


                                                  Corporate      Eliminations       Total
                                                --------------- --------------- ---------------
Net operating revenues to third parties                      -               -          24,549
Inter-segment net operating revenues                         -         (15,901)              -
                                                --------------- --------------- ---------------

Net operating revenues                                       -         (15,901)         24,549
Cost of sales                                                -          15,689         (12,807)
Depreciation, depletion and amortization                    (9)              -          (1,729)
Exploration, including exploratory dry holes
  and impairment                                             -               -            (549)
Selling, general and administrative expenses              (361)              -          (1,751)
Research and development expenses                          (26)              -            (132)
                                                --------------- --------------- ---------------
Costs and expenses                                        (396)         15,689         (16,968)
Equity in results of non-consolidated                        -               -
  companies                                                                                 (8)
Financial income (expenses), net                           364               3            (348)
Employee benefit expense                                  (594)              -            (594)
Other taxes                                               (240)              -            (295)
Other expenses, net                                     (1,543)              -          (1,544)
                                                --------------- --------------- ---------------
Income (loss) before income taxes and
  minority interest                                     (2,409)           (209)          4,792
Income tax benefits (expense)                            1,001              85          (1,389)
Minority interest                                           (2)              -              88
                                                --------------- --------------- ---------------
Net income (loss)                                       (1,410)           (124)          3,491
                                                =============== =============== ===============


                                                                                       Year ended December 31, 2001
                                                            -------------------------------------------------------------------
                                                                                             International
                                                            -------------------------------------------------------------------
                                                              Exploration
                                                                  and                            Gas and
                                                              Production        Supply           Energy        Distribution
                                                            -------------------------------- ---------------- ----------------
Net operating revenues to third parties                                 217             469                -               90
Inter-segment net operating revenues                                    178             160                -                -
                                                            -------------------------------- ---------------- ----------------
Net operating revenues                                                  395             629                -               90
Cost of sales                                                          (129)           (597)               -              (76)
Depreciation, depletion and amortization                                (94)             (6)               -               (1)
Exploration, including exploratory dry holes
  and impairment                                                        (86)              -                -                -
Selling, general and administrative expenses                            (36)             (9)               -               (7)
                                                            -------------------------------- ---------------- ----------------
Costs and expenses                                                     (345)           (612)               -              (84)
Equity in results of non-consolidated companies                           -               -                -                -
Financial income (expenses), net                                         13              (1)               -                -
Other taxes                                                               -              (1)               -               (1)
Other expenses, net                                                     100               -                -                -
                                                            -------------------------------- ---------------- ----------------
Income (loss) before income taxes and
  minority interest                                                     163              15                -                5
Income tax benefits (expense)                                           (58)             (8)               -              (29)
Minority interest                                                         -              (4)               -                -
                                                            -------------------------------- ---------------- ----------------
Net income (loss)                                                       105               3                -              (24)
                                                            ================================ ================ ================


                                                               Corporate      Eliminations        Total
                                                            ---------------- --------------- ----------------
Net operating revenues to third parties                                   1               -              777
Inter-segment net operating revenues                                      -            (267)              71
                                                            ---------------- --------------- ----------------
Net operating revenues                                                    1            (267)             848
Cost of sales                                                            (1)            262             (541)
Depreciation, depletion and amortization                                  -               -             (101)
Exploration, including exploratory dry holes
  and impairment                                                          -               -              (86)
Selling, general and administrative expenses                             (5)              -              (57)
                                                            ---------------- --------------- ----------------
Costs and expenses                                                       (6)            262             (785)
Equity in results of non-consolidated companies                         (44)              -              (44)
Financial income (expenses), net                                          -               -               12
Other taxes                                                               -               -               (2)
Other expenses, net                                                     (10)              -               90
                                                            ---------------- --------------- ----------------
Income (loss) before income taxes and
  minority interest                                                     (59)             (5)             119
Income tax benefits (expense)                                             4               -              (91)
Minority interest                                                         -               -               (4)
                                                            ---------------- --------------- ----------------
Net income (loss)                                                       (55)             (5)              24
                                                            ================ =============== ================


      Capital expenditures incurred by segment for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                                 Year ended December 31,
                                                   ---------------------------------------------------------
                                                         2003                2002               2001
                                                   ------------------ ------------------- ------------------

Exploration and Production                                   3,658                 3,156              2,866
Supply                                                       1,451                   945                642
Gas and Energy                                                 694                   268                192
International
    Exploration and Production                                 428                   224                318
    Supply                                                      18                     8                  3
    Distribution                                                33                     2                  2
    Gas and Energy                                               1                     4                  3
Distribution                                                   106                   139                 86
Corporate                                                      162                   165                142
                                                   ------------------ ------------------- ------------------
                                                             6,551                 4,911              4,254
                                                   ================== =================== ==================

      The Company's gross sales, classified by geographic destination, are as follows:

                                                            Year ended December 31,
                                                   --------------------------------------------
                                                      2003            2002           2001
                                                   ------------- --------------- --------------
Brazil                                                   34,025          27,410         30,122
International                                             8,665           5,577          4,023
                                                   ------------- --------------- --------------
                                                         42,690          32,987         34,145
                                                   ============= =============== ==============


      The total amounts sold of products and services to the two major customers in 2003, 2002 and 2001 were US$ 3,498, US$ 2,693, US$ 2,907 and US$ 2,688,
      US$ 2,549, US$ 2,871, respectively.

26.   Related party transactions

      The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

      Transactions with major related parties resulted in the following balances:

                                                                      As of December 31,
                                                   -----------------------------------------------------------
                                                               2003                          2002
                                                   ------------------------------ ----------------------------
                                                      Assets        Liabilities      Assets      Liabilities
                                                   --------------  -------------- ------------- --------------

PETROS (Pension fund)                                        283              38           176             21
Banco do Brasil S.A.                                       6,164             230         1,859            141
BNDES (Note 12 (b))                                            -           1,299             -            599
Federal Government                                            94               -            79              -
ANP
Restricted deposits for legal
  proceedings                                                297               -           290              -
Government securities (Note 6)                                38               -            28              -
Petroleum and Alcohol Account -
  Receivable from Federal Government (Note 11)               239               -           182              -
Others                                                       941              57           721             26
                                                   --------------  -------------- ------------- --------------
                                                           8,056           1,624         3,335            787
                                                   --------------  -------------- ------------- --------------
Current                                                    6,872             128         2,380             62
                                                   --------------  -------------- ------------- --------------
Long-term                                                  1,184           1,496           955            725
                                                   --------------  -------------- ------------- --------------


      These balances are included in the following balance sheet classifications:

                                                                    As of December 31,
                                                 ------------------------------------------------------------
                                                             2003                           2002
                                                 ------------------------------ -----------------------------
                                                     Assets       Liabilities      Assets      Liabilities
                                                 --------------- -------------- ------------- ---------------
Assets
  Current
    Cash and cash equivalents                             6,128              -         1,859               -
    Accounts receivable (Note 7)                            284              -           329               -
    Other current assets                                    460              -           192               -

  Other
    Accounts receivable (Note 7)                            199              -           181               -
    Government securities                                    38              -            28               -
    Petroleum and Alcohol Account - receivable
      from Federal Government (Note 11)                     239              -           182               -
    Restricted deposits for legal proceedings               297              -           290               -
    Pension Fund                                            283              -           176               -
    Other assets                                            128              -            98               -

Liabilities
  Current
    Current portion of long-term debt                         -             59             -              45
    Current liabilities                                       -             69             -              17
    Short-term debt

Long-term
  Long-term debt                                              -          1,212             -             546
  Other liabilities                                           -            284             -             179
                                                 --------------- -------------- ------------- ---------------
                                                          8,056          1,624         3,335             787
                                                 =============== ============== ============= ===============


PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION Expressed in Millions of United States Dollars (except when specifically indicated)
--------------------------------------------------------------------------------

26.   Related party transactions--Continued


      The principal amounts of business and financial operations carried out with related parties are as follows:

                                                                 Year ended December 31,
                                           --------------------------------------------------------------------
                                                   2003                  2002                   2001
                                           --------------------- ----------------------------------------------
                                            Income    Expense     Income     Expense     Income      Expense
                                           --------- ----------- ---------- ----------------------- -----------

  Sales of products and services
    BRASKEM S.A.                                754           -        631           -         929           -
    Centrais Elet. do Norte do Brasil
  S.A. -
      Eletronorte                               205           -        159           -         120           -
    COPESUL S.A.                                545           -        265           -         433           -
    Manaus Energia S.A.                         425           -        272           -         214           -
    Petroquimica Uniao S.A.                     543           -        350           -         428           -
    Others                                      729        (164)       638        (308)        834           -

  Financial income
    Petroleum and Alcohol Account -
      Receivable from Federal Government
        (Note 11)                                10           -          2           -          16           -
      Government securities (Note 6)             71           -         84           -         243           -
      Others                                    155           -        760           -         863           -
  Financial expenses                              -        (178)         -        (234)          -        (118)
  Other expenses, net                             -           -          -         (29)          -        (405)
                                           --------- ----------- ---------- ----------------------- -----------
                                              3,437        (342)     3,161        (571)      4,080        (523)
                                           ========= =========== ========== ======================= ===========

      PETROLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES


      SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

      Expressed in Millions of United States Dollars (except when specifically indicated)


      In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on PETROBRAS' estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

      Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country's oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS' effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

      The Petroleum Law established a new regulatory framework ending PETROBRAS' exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had "established prospects." To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

      The "International" geographic includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, The United States of America and Venezuela. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled "Company's share of unconsolidated affiliates".

      (i)   Capitalized costs relating to oil and gas producing activities

            The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

                                                                       As of December 31, 2003
                                                            Brazil          International        Worldwide
                                                        ---------------- -------------------- ----------------

      Unproved oil and gas properties                             1,253                  650            1,903
      Proved oil and gas properties                              11,924                3,835           15,759
      Support equipment                                          10,336                  516           10,852
                                                        ---------------- -------------------- ----------------
      Gross capitalized costs                                    23,513                5,001           28,514
      Depreciation and depletion                                (11,458)              (1,830)         (13,288)
                                                        ---------------- -------------------- ----------------
                                                                 12,055                3,171           15,226
      Construction and installations in progress                  4,687                  130            4,817
                                                        ---------------- -------------------- ----------------
                                                                 16,742                3,301           20,043
      Company's share by unconsolidated affiliates                    -                   78               78
                                                        ---------------- -------------------- ----------------
      Net capitalized costs                                      16,742                3,379           20,121
                                                        ================ ==================== ================

                                                                       As of December 31, 2002
                                                        ------------------------------------------------------
                                                            Brazil          International        Worldwide
                                                        ---------------- -------------------- ----------------


      Unproved oil and gas properties                               538                  337              875
      Proved oil and gas properties                              10,049                1,192           11,241
      Support equipment                                           8,062                   15            8,077
                                                        ---------------- -------------------- ----------------
      Gross capitalized costs                                    18,649                1,544           20,193
      Depreciation and depletion                                (10,514)                (709)         (11,223)
                                                        ---------------- -------------------- ----------------
                                                                  8,135                  835            8,970
      Construction and installations in progress                  3,476                    -            3,476
                                                        ---------------- -------------------- ----------------
      Net capitalized costs                                      11,611                  835           12,446
                                                        ================ ==================== ================

      (ii) Costs incurred in oil and gas property acquisition, exploration and development activities

            Costs incurred are summarized below and include both amounts expensed and capitalized:

                                                                                   As of December 31, 2003
                                                                        -----------------------------------------------
                                                                            Brazil        International    Worldwide
                                                                                             (1)
                                                                        --------------- --------------- ---------------
            Property acquisitions
              Proved                                                               -           2,255           2,255
              Unproved                                                             7               6              13
            Exploration costs                                                    827              96             923
            Development costs                                                  3,025             285           3,310
                                                                      --------------- --------------- ---------------
                                                                               3,859           2,642           6,501
                                                                      =============== =============== ===============

                                                                                   As of December 31, 2002
                                                                      -----------------------------------------------
                                                                            Brazil        International    Worldwide
                                                                      ---------------   --------------- ---------------
            Property acquisitions
              Proved                                                               -              15              15
              Unproved                                                            12               4              16
            Exploration costs                                                    725             104             829
            Development costs                                                  2,691              82           2,773
                                                                      --------------- --------------- ---------------
                                                                               3,428             205           3,633
                                                                      =============== =============== ===============

                                                                                   As of December 31, 2001
                                                                        -----------------------------------------------
                                                                            Brazil        International    Worldwide
                                                                        --------------- --------------- ---------------
            Property acquisitions
              Unproved                                                           62             121             183
            Exploration costs                                                   528             110             638
            Development costs                                                 2,411             119           2,530
                                                                        --------------- --------------- ---------------
                                                                              3,001             350           3,351
                                                                        =============== =============== ===============


            (1) Includes PEPSA as of December 31,2003. See also Note 19 for more information.

      (iii) Results of operations for oil and gas producing activities

            The Company's results of operations from oil and gas producing activities for the years ending December 31, 2003, 2002 and 2001 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company's model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company's model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

            Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

            Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

      (iii) Results of operations for oil and gas producing activities--Continued

                                                                          As of December 31, 2003
                                                               -----------------------------------------------
                                                                   Brazil      International     Worldwide
                                                                                    (1)
                                                               --------------- --------------- ---------------

      Net operating revenues:
        Sales to third parties                                          2,369             535           2,904
        Intersegment                                                   13,329             534          13,863
                                                               --------------- --------------- ---------------
                                                                       15,698           1,069          16,767
      Production costs                                                 (6,154)           (355)         (6,509)
      Exploration expenses                                               (387)            (87)           (474)
      Depreciation, depletion, amortization                              (955)           (217)         (1,172)
      Impairment of oil and gas properties                                (65)             (5)            (70)
                                                               --------------- --------------- ---------------

      Results before income taxes                                       8,137             405           8,542
      Income tax expense                                               (2,767)           (103)         (2,870)
                                                               --------------- --------------- ---------------
                                                                        5,370             302           5,672
      Company's share of unconsolidated affiliates                          -               3               3
                                                               --------------- --------------- ---------------

      Results of operations                                             5,370             305           5,675
                                                               --------------- --------------- ---------------

      (1)   Includes PEPSA from June 1, 2003.


                                                                          As of December 31, 2002
                                                               -----------------------------------------------
                                                                   Brazil      International     Worldwide
                                                               --------------- --------------- ---------------
      Net operating revenues:
        Sales to third parties                                          2,346              96           2,442
        Intersegment                                                   10,700             188          10,888
                                                               --------------- --------------- ---------------
                                                                       13,046             284          13,330

      Production costs                                                 (4,829)            (75)         (4,904)
      Exploration expenses                                               (392)            (43)           (435)
      Depreciation, depletion, amortization                            (1,378)            (87)         (1,465)
      Impairment of oil and gas properties                                (57)            (18)            (75)
                                                               --------------- --------------- ---------------

      Results before income taxes                                       6,390              61           6,451
      Income tax expense                                               (2,173)            (58)         (2,231)
                                                               --------------- --------------- ---------------
      Results of operations                                             4,217               3           4,220
                                                               --------------- --------------- ---------------


      (iii) Results of operations for oil and gas producing activities--Continued

                                                                                As of December 31, 2001
                                                                     -----------------------------------------------
                                                                         Brazil      International     Worldwide
                                                                     --------------- --------------- ---------------
            Net operating revenues:
              Sales to third parties                                            308             217             525
              Intersegment                                                    9,796             178           9,974
                                                                     --------------- --------------- ---------------
                                                                             10,104             395          10,499

              Production costs                                               (3,766)           (112)         (3,878)
              Exploration expenses                                             (334)            (70)           (404)
              Depreciation, depletion, amortization                          (1,228)            (94)         (1,322)
              Impairment of oil and gas properties                             (129)            (16)           (145)
                                                                     --------------- --------------- ---------------
            Results before income taxes                                       4,647             103           4,750
            Income tax expense                                               (1,580)            (43)         (1,623)
                                                                     --------------- --------------- ---------------
            Results of operations                                             3,067              60           3,127
                                                                     --------------- --------------- ---------------

      (iv)  Reserve quantities information

            The Company's estimated net proved oil and gas reserves and changes thereto for the years 2003, 2002 and 2001 are shown in the following table. Proved reserves are estimated by the Company's reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

            Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

            Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

            In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

            A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

                                                  Oil (millions of barrels)         Gas (billions of cubic feet)
                                                  ------------------------------   ---------------------------------
                                                Brazil  International Worldwide    Brazil  International Worldwide
                                                ------- ------------- ---------    ------  ------------- ----------
            Worldwide Net Proved Developed
              and Undeveloped Reserves

            Reserves January 1, 2001               8,227.4     128.9     8,356.3     6,266.8     2,173.2    8,440.0
                                                   -------     -----     -------     -------     -------    -------
              Revisions of previous estimates       (949.6)     (0.3)     (949.9)      401.1        13.0      414.1
              Extensions, discoveries and
                improved recovery                    877.6       2.2       879.8       835.3        65.5      900.8
              Sales of reserves in place             (31.6)    (20.2)      (51.8)     (194.0)      (38.8)    (232.8)
              Production for the year               (471.0)    (14.6)     (485.6)     (423.9)      (50.7)    (474.6)
                                                   -------     -----     -------     -------     -------    -------
            Reserves at December 31, 2001          7,652.8      96.0     7,748.8     6,885.3     2,162.2    9,047.5
                                                   -------     -----     -------     -------     -------    -------
              Revisions of previous estimates        822.0       3.1       825.1       787.0       (49.8)     737.2
              Extensions, discoveries and
                improved recovery                    888.2      10.8       899.0       102.2         9.2      111.4
              Sales of reserves in place                        23.6        23.6           -        71.5       71.5
            Production for the year                 (529.8)    (11.8)     (541.6)     (446.7)      (48.1)    (494.8)
                                                   -------     -----     -------     -------     -------    -------
            Reserves at December 31, 2002          8,833.2     121.7     8,954.9     7,327.8     2,145.0    9,472.8
                                                   =======     =====     =======     =======     =======    =======
              Revisions of previous estimates       (682.1)    (10.8)     (692.9)      459.3      (294.8)     164.5
              Extensions, discoveries and
                improved recovery                  1,439.8      55.5     1,495.3       778.3        80.1      858.4
              Purchase of reserves in place
                - PEPSA                                  -     602.8       602.8           -     1,346.9    1,346.9
              Sales of reserves in place                 -      (7.7)       (7.7)          -       (49.5)     (49.5)
              Production for the year               (539.5)    (40.8)     (580.3)     (454.0)     (136.8)    (590.8)
                                                   -------     -----     -------     -------     -------    -------


            Reserves at December 31, 2003          9,051.4     720.7*    9,772.1     8,111.4     3,090.9*  11,202.3
                                                   =======     =====     =======     =======     =======    =======
            Net proved Developed Reserves
              At January 1, 2001                   3,780.8      80.1     3,860.9     3,614.3     1,368.4    4,982.7
              At December 31, 2001                 3,899.4      66.6     3,966.0     3,946.0     1,336.8    5,282.8
              At December 31, 2002                 3,912.9      94.7     4,007.6     3,892.5     2,043,9    5,936.4

            At December 31, 2003                   3,629.5     404.1     4,033.6     4,398.1     2,548.4    6,946.5


      (*) Includes reserves of 253.2 million barrels of oil and 565.7 billions of cubic feet of gas attributable to a consolidated subsidiary in which there is a 41.38 % minority interest.

      (v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

            The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company's internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company's International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

            The information provided does not represent management's estimate of PETROBRAS' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

      (v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein--Continued

            The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS' future cash flows or the value of its oil and gas reserves.

                                                                   Brazil      International     Worldwide
                                                               --------------- --------------- ---------------
            At December 31, 2003

              Future cash inflows                                     216,112          20,881         236,993
              Future production costs                                 (86,666)         (5,212)        (91,878)
              Future development costs                                (18,727)         (1,799)        (20,526)
              Future income tax expenses                              (38,982)         (4,651)        (43,633)
                                                               --------------- --------------- ---------------
            Undiscounted future net cash flows                         71,737           9,219          80,956
            10 percent midyear annual discount for
              timing of estimated cash flows                          (36,215)         (4,013)        (40,228)
            Company's share by unconsolidated affiliates                    -              91              91
                                                               --------------- --------------- ---------------
            Standardized measure of discounted future
              net cash flows                                           35,522           5,297*         40,819
                                                               =============== =============== ===============
            At December 31, 2002                                      210,063           6,759         216,822
               Future cash inflows                                    (84,191)         (1,625)        (85,816)
               Future production costs                                (13,798)           (358)        (14,156)
               Future development costs                               (37,934)         (1,906)        (39,840)
                                                               --------------- --------------- ---------------
                                                                       74,140           2,870          77,010
            Undiscounted future net cash flows
            10 percent midyear annual discount for
               timing of estimated cash flows                         (36,932)         (1,364)        (38,296)
                                                               --------------- --------------- ---------------
            Standardized measure of discounted future net
            cash flows                                                 37,208           1,506          38,714
                                                               =============== =============== ===============
            At December 31, 2001                                      129,989           5,217         135,206
               Future cash inflows                                    (56,087)         (1,356)        (57,443)
               Future production costs                                 (9,650)           (277)         (9,927)
               Future development costs                               (21,810)         (1,526)        (23,336)
                                                               --------------- --------------- ---------------
            Undiscounted future net cash flows                         42,442           2,058          44,500
            10 percent midyear annual discount for timing of
            estimated cash flows                                      (21,531)         (1,023)        (22,554)
                                                               --------------- --------------- ---------------
            Standardized measure of discounted future net
            cash flows                                                 20,911           1,035          21,946
                                                               =============== =============== ===============


      (*) Includes US$ 1,459 attributable to a consolidated subsidiary in which there is a 41.38% minority interest.

PETROLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
--------------------------------------------------------------------------------


      (v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein--Continued

            The following are the principal sources of change in the standardized measure of discounted net cash flows:

                                            Brazil                 International               Worldwide
                                     ----------------------------------------------------------------------
                                     2003    2002    2001     2003    2002    2001     2003    2002    2001
                                     ----------------------------------------------------------------------


      Balance at January 1          37,208  20,911  31,621    1,506   1,035   1,375   38,714  21,946  32,996

      Sales and transfers of oil
        and gas, net of
        production costs            (9,151) (7,921) (6,338)    (774)   (223)   (283)  (9,925) (8,144) (6,621)
      Development costs incurred     3,025   2,691   2,411      273      82     119    3,298   2,773   2,530
      Purchases of reserves              -       -       -    3,473     168       -    3,473     168       -
      Sales of reserves                  -       -    (550)     (49)      -    (163)     (49)      -    (713)
      Extensions, discoveries and
      improved recovery,
        less related costs           6,294   3,908   2,629      535     121      95    6,829   4,029   2,724
      Revisions of previous
        quantity estimates          (4,766)  6,189  (3,944)    (349)    (45)    163   (5,115)  6,144  (3,781)
      Net changes in prices and
        production costs            (1,398) 18,500 (15,446)     630     613    (507)    (768) 19,113 (15,953)
      Changes in future
      development costs              1,549    (673)   (339)    (347)     13    (147)   1,202    (660)   (486)
      Accretion of discount          3,721   3,149   5,670      597     (26)    (14)   4,318   3,123   5,656
      Net change in income taxes      (960) (9,546)  5,197     (198)   (232)    397   (1,158) (9,778)  5,594
                                  ---------------------------------------------------------------------------
      Balance at December 31        35,522  37,208  20,911    5,297   1,506   1,035   40,819  38,714  21,946
                                  ===========================================================================


                                      * * *

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             PETROLEO BRASILEIRO S.A--PETROBRAS

                             By: /s/ Jose Sergio Gabrielli de Azevedo
                                 -------------------------------------
                                 Jose Sergio Gabrielli de Azevedo
                                 Chief Financial Officer and Investor Relations Director


Date: April 12, 2004